As Filed with the Securities and Exchange Commission on March 25, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Mobile Services Group, Inc.

(Exact name of Registrant as specified in its charter)

California	4214	41-2032224
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation of Organization)	Classification Code Number)	Identification Number)

2540 Foothill Boulevard, Second Floor

La Crescenta, California 91214
(818) 249-0291
(Address, including zip code, and telephone number including area code, of registrant’s principal executive offices)

Ronald Valenta

President and Chief Executive Officer
Mobile Services Group, Inc.
2540 Foothill Boulevard, Second Floor
La Crescenta, California 91214
(818) 249-0291
(Name, Address, Including Zip Code, and Telephone Number Including Area Code, of Agent For Service)

Copies to:

Howard L. Ellin, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

Michael V. Gisser, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
(213) 687-5000	William J. Simpson, Esq.
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, California 92626-1924
(714) 668-6200

Stephen D. Cooke, Esq.
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, California 92626-1924
(714) 668-6200

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee

Common Stock, par value $.001 per share	$143,750,000	$13,225.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated                    , 2002

PROSPECTUS

                              Shares

Common Stock

This is our initial public offering of Mobile Services Group, Inc. We are offering                      shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $          and $          per share. We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “MSGI.”

Investing in our common stock involves risks. “Risk Factors” begin on page 7.

	Per Share	Total

Price to Public	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Mobile Services (before expenses)	$	$

The selling shareholders have granted the underwriters a 30-day option to purchase up to                               additional shares of common stock on the same terms and conditions set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2002.

LEHMAN BROTHERS	CREDIT SUISSE FIRST BOSTON

A.G. EDWARDS & SONS, INC.

                    , 2002

The inside front cover is a color representation that includes the following:

On the top left part of the page, there is a large representation of the Mobile Services Group, Inc. logo, with the name of the company and the motto “The World’s On-Site Services Provider” encircling a schematic representation of a globe. The top right part of the page reads “Locations” in black ink above a solid blue line. Underneath the line are the words “More than 75 locations in U.S. and U.K.” in black ink. The middle left part of the page contains a map of the United States with colored dots indicating branch locations, strategic partners and corporate offices of the company’s United States operations. A legend to the dots on the map is provided. The middle right part of the page has a smaller representation of the logo with the words “The Mobile Storage Group” in blue ink across a schematic representation of a globe and the words “Containers — Trailers — Offices” encircling the globe schematic above the words “United States”. The bottom left part of the page has a logo for the company’s United Kingdom operating subsidiary “Ravenstock MSG Ltd.” In blue ink and the words, “United Kingdom” in black ink. The bottom right part of the page contains a map of the United Kingdom with colored dots indicating branch locations and corporate offices of the company’s United Kingdom operations. A legend to the dots on the map is provided.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
CORPORATE REORGANIZATION
ABOUT THIS PROSPECTUS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
EXHIBIT INDEX
EXHIBIT 2.1
EXHIBIT 2.2
EXHIBIT 4.1
EXHIBIT 4.2
EXHIBIT 4.3
EXHIBIT 4.4
EXHIBIT 4.7
EXHIBIT 4.8
EXHIBIT 10.1
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.4
EXHIBIT 10.5
EXHIBIT 10.6
EXHIBIT 10.7
EXHIBIT 10.8
EXHIBIT 10.10
EXHIBIT 10.11
EXHIBIT 21.1
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 99.1

      You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

      Until                     , 2002 (25 days after the date of this prospectus), all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

      This summary highlights selected information in this prospectus. It may not contain all of the information that is important to you. To better understand this offering, and for a more complete description of the offering and related transactions, you should read this entire prospectus carefully, including the “Risk Factors” section and the combined financial statements and the notes to those statements, which are included elsewhere in this prospectus.

Mobile Services Group, Inc.

      We are a leading international provider of portable storage solutions with a rental fleet of over 83,000 units and 78 locations throughout the U.S. and U.K. We rent and sell portable storage containers, over-the-road trailers and portable office units. Our diversified customer base of over 75,000 businesses ranges from large national to small local companies in the construction, retail, transportation, commercial, government and entertainment sectors. Our customers use our portable storage solutions for a variety of purposes, including storing and transporting inventory, equipment and documents and providing temporary office space. We had total revenues of $120.4 million and income from operations of $32.7 million in 2001. On a pro forma basis, adjusting for our acquisition of Raven Hire Limited in November 2001, we had total revenues of $149.9 million and income from operations of $42.0 million in 2001.

      Portable storage addresses the need for secure and convenient storage space at the customer’s location. Demand for portable storage solutions is growing as businesses understand its benefits as a flexible, cost-effective and convenient alternative to permanent warehouse space and fixed-site self-storage. Based on trends toward the outsourcing of non-core business functions, reduction of investment in non-core assets and implementation of just-in-time inventory management, we believe that demand for portable storage solutions will continue to grow. As awareness and usage of portable storage products have increased, we have also observed that regional and national customers are increasingly centralizing their procurement decisions.

      Our objective is to be a leading provider of portable storage solutions in each of the geographic markets in which we operate. We have achieved substantial revenue and profitability growth by supplementing our strong internal growth with accretive acquisitions. Our total revenues increased from $26.4 million in 1997 to $120.4 million in 2001, representing a compound annual growth rate of 46.2%. Over this same period, our income from operations has increased from $6.7 million to $32.7 million, representing a compound annual growth rate of 48.4%, and our operating margins have increased from 25.6% to 27.2%.

Our Competitive Strengths

      Our key competitive strengths in the growing and consolidating portable storage industry include:

•	Extensive Geographic Coverage and Scale. We are the only company in the portable storage industry with operations that are national in scope in both the U.S. and the U.K., and we believe our fleet of more than 83,000 units is the largest in the industry.

•	Proven Operating Expertise. We have delivered consistently strong returns on invested capital while rapidly expanding our business by maintaining high rental fleet utilization and controlling our operating costs.

•	Low-Cost Purchasing. As one of the world’s largest buyers of containers, we purchase new and used storage equipment at favorable prices and terms.

•	Focus On Customer Service. We provide both national and local customers with the products and services they want at the locations they want, generally with same or next-day delivery.

•	National Accounts Program. We are well equipped to meet the needs of large customers who wish to centralize their procurement of portable storage on a multi-regional or national basis through our

National Accounts Program, which simplifies the procurement and rental process for those customers.

•	Extensive Acquisition Experience. We believe that our acquisition experience, favorable reputation as a disciplined acquirer of portable storage businesses and scalable management information systems will allow us to maintain our leading role in the ongoing consolidation of the portable storage industry.

Our Strategy

      We plan to continue to grow our business and enhance shareholder returns by:

•	Increasing Our Penetration of Existing Markets. We intend to increase our penetration of our existing markets through:

•	Increasing market awareness of our portable storage solutions through comprehensive sales and marketing efforts and the development of relationships with larger customers through our National Accounts Program;

•	Introducing new products and services to new and existing customers and industry sectors; and

•	Actively pursuing in-market acquisitions of companies whose operations will be integrated into one of our established branches.

•	Expanding Our Geographic Presence. We plan to continue our expansion into new markets in the U.S. and internationally by opening new branches and acquiring portable storage businesses in metropolitan areas where the potential demand for portable storage solutions is high.

Our Company

      We are a newly formed California company and the holding company of Mobile Storage Group, Inc., a California corporation formed in 1988, which we refer to as Mobile Storage. Our primary asset is all of the issued and outstanding shares of the common stock of Mobile Storage. Our principal executive offices are located at 2540 Foothill Boulevard, Second Floor, La Crescenta, California 91214. Our telephone number at that location is (818) 249-0291. The address of our Web site is www.mobileservicesgroup.com. The information on our Web site is not part of this prospectus.

      In this prospectus, “we,” “us,” and “our” refer to Mobile Services Group, Inc. and its subsidiaries as a combined entity, except where it is noted or the context makes clear that the reference is only to Mobile Services Group, Inc. We refer to Ravenstock MSG Limited, our operating subsidiary in the U.K., as Ravenstock MSG. Unless otherwise indicated, all financial data contained in this prospectus is presented on a consolidated basis for Mobile Services Group, Inc.

The Offering

Common stock offered by:

Mobile Services Group, Inc.	shares

Common stock to be outstanding after this offering	shares

Over-allotment option:

Offered by Selling Shareholders	shares

Use of proceeds	We intend to use the net proceeds of this offering as follows:

• approximately $ million to repay a portion of our outstanding principal balance, plus accrued and unpaid interest, under our $160 million senior credit facility;

• approximately $ million to repay a portion of our subordinated, unsecured notes;

• approximately $21.7 million to redeem our Series B Preferred Stock and our Series G Preferred Stock; and

• the balance of approximately $ for general corporate purposes, including potential acquisitions.

Proposed Nasdaq National Market Symbol	MSGI

      The number of shares of common stock to be outstanding after this offering is based on our shares outstanding as of March 22, 2002. This information includes no exercise of the underwriters’ over-allotment option and excludes:

•	shares of common stock issuable upon exercise of vested stock options with a weighted average exercise price of $403.55 per share;

•	7,096 shares of common stock issuable upon exercise of unvested stock options with a weighted average exercise price of $1,181.70 per share; and

•	5,953 shares of common stock reserved for issuance under our 2002 Stock Incentive Plan.

      Except as otherwise indicated, the information in this prospectus assumes that each of the following events will have happened prior to the offering, even though certain of them will not have happened prior to the offering:

•	the conversion of all outstanding shares of Series E Preferred Stock into shares of our common stock (which assumes a price per share in this offering of $ ) on the closing of this offering;

•	the redemption of each share of our Series B Preferred Stock and our Series G Preferred Stock for cash immediately upon the closing of this offering;

•	the conversion of all outstanding shares of our Series H Preferred Stock into shares of our common stock (which assumes a price per share in this offering of $ ) six months and one day after the closing of this offering;

•	the conversion of all outstanding shares of our Series I Preferred Stock into shares of our common stock (which assumes a price per share in this offering of $ ) six months and one day after the closing of this offering;

•	the conversion of all outstanding shares of our Series J Preferred Stock into shares of our common stock (which assumes a price per share in this offering of $ ) six months and one day after the closing of this offering;

•	the conversion of all outstanding shares of our Series K Preferred Stock into shares of our common stock (which assumes a price per share in this offering of $ ) six months and one day after the closing of this offering; and

•	the consummation of our merger with Mobile Storage whereby (1) all of the shareholders of Mobile Storage will become our shareholders, (2) we will effect a for 1 stock split and (3) we will become the holding company of Mobile Storage and its subsidiaries.

Our Summary Consolidated Financial Data

      You should read the summary financial data set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those financial statements included elsewhere in this prospectus.

						Year Ended
	Year Ended December 31,					December 31,
						2001
	1997	1998	1999	2000	2001	Pro Forma(1)

	(Dollars in thousands, except per share data)
Statement of Operations Data:
Total revenues	$26,389	$36,694	$56,377	$84,138	$120,436	$149,891
Income from operations	6,744	9,593	17,470	18,358	32,694	41,998
Interest expense, net	(1,210)	(2,869)	(4,937)	(10,977)	(17,009)	(23,283)
Net income (loss)	3,396	4,127	7,335	(283)	9,830	11,680
Dividends on preferred stock	(3,701)	(2,288)	(3,380)	(3,705)	(3,331)	(3,331)
Net income (loss) applicable to common shareholders	(305)	1,839	3,955	(3,988)	6,499	8,349
Diluted earnings (loss) per share	(15.25)	89.47	19.78	(22.53)	36.11	38.63
Shares used to compute diluted earnings (loss) per share	20,000	46,100	200,000	177,000	180,000	216,100
Other Operating Data:
EBITDA(2)	$9,212	$13,864	$24,406	$26,495	$42,189	$52,571
Adjusted EBITDA(3)	9,212	13,864	24,406	31,787	42,851	53,233
Rental fleet units at year end	17,137	25,841	34,211	60,145	83,020	83,020
Locations at year end	23	29	30	57	78	78
Adjusted EBITDA return on rental fleet and goodwill(4)	29%	27%	28%	24%	22%
Average annual utilization(5)	89%	87%	87%	84%	82%

	December 31,

						2001
						Pro Forma
	1997	1998	1999	2000	2001	As Adjusted(6)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,640	$1,262	$1,049	$1,931	$1,853
Total assets	57,594	87,053	133,118	229,844	329,097
Long-term debt	21,519	33,516	63,116	156,592	193,143
Redeemable convertible preferred stock	—	3,355	8,909	5,152	5,984
Total shareholders’ equity	24,289	29,829	34,911	25,072	58,731

(1)	The pro forma combined statement of operations data reflects our historical results adjusted to account for our acquisition of Raven Hire Limited, which we refer to as Raven Hire, as if the acquisition occurred on January 1, 2001, rather than the actual acquisition date of November 1, 2001. The pro forma combined statement of operations data has been adjusted for the combined operating results of Mobile Services Group, Inc. and Raven Hire, including adjustments to conform depreciation methods on the rental fleets, eliminate historical goodwill amortization, record amortization of deferred stock compensation resulting from the acquisition, record increased interest expense for our 12% subordinated notes used to fund the acquisition and the related tax effects of these adjustments.

(2)	EBITDA is income from operations before depreciation and amortization.

(3)	Adjusted EBITDA is EBITDA adjusted to exclude the effects of the following one-time charges for the respective periods: (A) approximately $5.3 million in expenses for fiscal year ended December 31, 2000, from fees associated with our 2000 recapitalization; and (B) restructuring and non-recurring charges of $0.7 million for fiscal year ended December 31, 2001, from the consolidation of our operations in the U.K. following our acquisition of Raven Hire Limited in November 2001.

(4)	Adjusted EBITDA Return on Rental Fleet and Goodwill is defined as Adjusted EBITDA divided by the average of the net book value of our rental fleet and goodwill as of the end of the preceding four calendar quarters.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Return on Rental Fleet and Goodwill are not measures of financial performance under generally accepted accounting principles, which we refer to as GAAP. These measures are not calculated in the same manner by all companies and accordingly are not necessarily comparable to similarly titled measures of other companies and may not be appropriate measures for performance relative to other companies. These measures should also not be construed as indicators of our operating performance or liquidity, and should not be considered in isolation from or as substitutes for net income, cash flows from operating activities or cash flow data prepared in accordance with GAAP. We have presented EBITDA, Adjusted EBITDA and Adjusted EBITDA Return on Rental Fleet and Goodwill in this prospectus solely as supplemental disclosure because we believe they allow for a more complete analysis of our results of operations. EBITDA, Adjusted EBITDA and Adjusted EBITDA Return on Rental Fleet and Goodwill are not intended to represent, and should not be considered more meaningful than, or as alternatives to, measures of operating performance as determined in accordance with GAAP.

(5)	We determine our average annual utilization rate by averaging the utilization rates of our units at the end of the preceding four calendar quarters. We calculate our utilization rate at the end of each quarter by dividing the number of units on hire to customers by the total number of units in our rental fleet.

(6)	The pro forma as adjusted consolidated balance sheet data gives effect to:

•	the conversion of our outstanding Series E Preferred Stock and the redemption for cash of our Series B Preferred Stock and Series G Preferred Stock on the closing of this offering;

•	the conversion of our Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock into shares of our common stock six months and one day after the closing of this offering at an assumed initial public offering price of $ per share; and

•	the sale of shares of our common stock offered by us in this offering at an assumed initial public offering price of $ per share, after deducting for underwriting discounts and commissions and the estimated offering expenses and the application of the net proceeds as described in “Use of Proceeds.”

RISK FACTORS

       An investment in our common stock involves a high degree of risk and uncertainty. You should carefully consider the risks described below before deciding to invest in shares of our common stock. The trading price of our common stock could decline due to the occurrence of any of these risks, in which case you could lose all or part of your investment. In assessing these risks, you should also refer to the other information in this prospectus, including our financial statements and the related notes.

Risks Relating to Our Business

If we violate covenants and restrictions set forth in our current financing agreements, our lenders may declare due and payable all outstanding loan payments, thereby harming our operations and growth.

      Under our credit facility and subordinated note agreement, we must comply with a variety of covenants and restrictions, which may prevent us from funding our operations, limit our ability to respond to market conditions and restrict our growth. Covenants under our credit facility include maximum leverage ratios, minimum consolidated net worth, fleet utilization rates and inventory turn ratios. The facility also places limitations on our ability to incur additional debt, enter into investments and make capital expenditures or payments on our stock. Adverse operating conditions may cause us to violate these covenants and restrictions. Additionally, as of December 31, 2001, we had borrowings of $80 million of subordinated debt from several financial institutions pursuant to a subordinated note agreement, which also includes covenants and limitations such as restrictions on payment of dividends and limitations on the grant of liens and the issuance of debt. If we fail to comply with the covenants and restrictions set forth in these financing agreements, our lenders have the right to declare all outstanding loan amounts to be immediately due and payable and, in the case of our credit facility, to refuse to lend us additional funds under the revolving loan commitment. If our lenders take any of these actions, our results of operations and growth would be adversely affected.

If we cannot maintain the level of fleet utilization specified in our credit facility, or if we sell our containers for substantially less than their book value, we may experience revenue losses and may breach credit facility covenants.

      Our credit facility requires that we maintain a specified ratio of the containers we own that are available for rent to containers actually being rented. If we do not meet this ratio, our lenders may declare due and payable all of the outstanding principal amount of our loans and may terminate their commitments. Should we experience an unexpected decline in demand for our units, we may have to sell some of our containers in order to maintain acceptable utilization levels. A decline in demand could result from prevailing economic conditions, an increase in competition, an increase in the supply of used containers or other reasons. If the market price of used containers has declined when we are forced to make these sales, we could experience losses on the sales. In addition, our credit facility also requires that we maintain a quarterly minimum ratio of aggregate sales to adjusted book value of our inventory. If we sell our equipment at a price substantially lower than its book value, we may fail to maintain this ratio and our lenders may then declare due and payable all of the outstanding principal amount of our loans and may terminate their commitments. If our lenders take any of these actions, our results of operations and growth would be adversely affected.

Because we operate with a high amount of debt, fluctuations in interest rates could increase our operating costs, decrease profitability and limit our growth.

      We operate with a high amount of debt relative to our equity. We have a $160 million senior credit facility with a group of banks, a portion of which is available for loans denominated in British pounds. As of December 31, 2001, we had borrowed approximately $128 million under this credit facility, leaving approximately $32 million available for further borrowing. Our high amount of debt makes us more vulnerable to a downturn in the general economy or in the industries we serve. In addition, amounts we borrow under our credit facility bear interest at a variable rate. Because these rates change with prevailing interest rates, higher prevailing interest rates will increase the amount of interest we have to pay on our debt. This could harm our profitability and our ability to grow.

We may not be able to obtain adequate financing to fund our desired growth.

      Our continued growth is dependent on the availability of financing to support continued acquisitions and increases in the size of our container rental fleet. While we believe that the proceeds from this offering, together with our borrowing capacity, should be sufficient to fund growth at historical rates during the next 12 months, we cannot assure you that these financial resources will in fact be sufficient to sustain levels of desired growth during the next 12 months or beyond. Also, if the cost of containers or acquisitions increases over existing levels, we may need to secure additional financing to attain desired levels of growth. We cannot assure you that any such financings will be obtained on terms satisfactory to us or at all.

Risks in identifying and completing acquisitions and in opening new branches may limit our growth.

      We intend to continue our expansion by acquiring companies and opening new branches. Our strategy involves several possible risks:

•	the inability to find appropriate acquisition candidates;

•	the inability to find suitable new markets;

•	competition for acquisition targets, which could lead to substantial increases in purchase prices of these targets; and

•	expenses, delays and difficulties of integrating the acquired businesses into our existing business structure.

Alterations in our expansion plans may also prevent us from achieving revenue growth.

If we cannot effectively manage growth, our human and financial resources could be adversely affected.

      Our future performance will depend not only on the growth of our existing locations, but also in large part on our ability to manage our growth. Integration of acquisitions and new branches and adjustment to demands of new markets may strain our existing management and human and other resources. To successfully manage growth, we will have to add managers and employees and improve our operating, financial and other internal procedures and controls. We will also have to effectively motivate, train and manage our employees. We cannot assure you that we will successfully integrate our recent and future acquisitions and new branches into our existing operations. If we fail to effectively manage our growth, some of our acquisitions and new branches may fail and we may have to close unprofitable locations. Branch closures would likely result in additional expenses which could have an adverse impact on our operating results.

Uncertainty in the supply and price of shipping containers and trailers may hinder our growth or lower our revenues and margins.

      Our ability to purchase containers and trailers for our fleet partly depends on the volume of and trends in international trade as well as overall demand for containers and trailers in the ocean cargo shipping business. Increases in the volume of international shipping or a shift in the direction away from our markets could diminish the availability of used containers and trailers for sale and raise the price of available containers and trailers, which could hinder our growth. Conversely, if an oversupply of used containers or trailers causes container or trailer prices to fall, our competitors could lower the rental rates on their storage units, which could force us to lower our rental rates to remain competitive. This would cause our revenues and earnings to decline.

Competition could reduce our market share and decrease our revenues.

      The markets for portable storage are intensely competitive. In the U.S., we compete on a national basis with Mobile Mini, Inc., Williams Scotsman, Inc. and National Trailer Storage, a division of Transport International Pool. In the U.K., we compete on a national level with Elliott Group, GE Modular Space, Speedy Space and Hewden Mobac, each of which is a subsidiary or division of a publicly traded company. In addition, we generally face competition from several local companies and usually from one or two regional companies in each of our current markets. We expect these competitive trends to apply generally in new markets that we may enter. Competition in our existing markets may also increase considerably in the future. Some of our competitors may have greater market share, less indebtedness, greater pricing flexibility or superior marketing and financial resources. Increased competition could result in lower profit margins, substantial pricing pressure and reduced market share. Price competition, together with other forms of competition, could have a material adverse effect on our business and results of operations.

Competition to purchase used containers could hinder our ability to acquire containers on favorable terms and adversely affect our results of operations.

      We compete with several types of businesses in purchasing used containers, including freight transportation companies, freight forwarders and commercial and retail storage companies. Some of these companies have greater financial resources than we do. If the number of available containers for sale decreases, others may be able to absorb an increase in the cost of containers better than we can. If used container prices increase substantially, we may be unable to acquire enough new units to expand our fleet or meet our customers’ purchase demands, which could result in lower sales volume and decrease our economies of scale and thereby adversely affect our gross margins and results of operations.

Interruption in our supply of containers could increase our costs of obtaining containers and adversely affect our results of operations.

      We have agreements with Textainer Equipment Management (U.S.) Limited and several other suppliers to purchase containers. In 2001, we purchased a majority of our containers from a small number of suppliers. If any of these agreements were terminated or the supply of containers was otherwise interrupted, the purchase price of our containers could increase, which could adversely affect our results of operations.

An economic downturn could reduce demand from our customers for our products, thereby decreasing our results of operations.

      Customers in the construction, retail and manufacturing and distribution industries have historically accounted for the majority of our rental and sales revenues. In 2001, we earned 28% of our rental revenue from customers in the construction industry, 24% from retail customers and 20% from manufacturing and distribution customers. In 2001, we earned 24% of our sales revenue from manufacturing and distribution customers and 20% from construction customers. Because these industries tend to be cyclical and susceptible to economic downturns, the demand for our containers and thus, the results of our operations, could decline during an economic slowdown.

Our financial performance and operating results may fluctuate due to a variety of factors.

      Our operating results may sometimes fluctuate due to factors which impact the demand for our products and influence our operating costs and margins. Examples of factors that may cause our operating results to fluctuate include:

•	seasonality of demand by our retail and construction sector customers;

•	availability and cost increases of used containers, which are a key component of our product line;

•	changes in marketing and sales expenditures;

•	pricing pressures from our competitors;

•	costs associated with acquiring and integrating acquisition targets into our operations;

•	market acceptance of our portable storage units, especially in new markets that we enter;

•	introduction and timing of new products or services by us or our competitors;

•	fluctuations in foreign currency exchange rates; and

•	general economic and industry conditions.

      Because of the fluctuations that may be caused by these factors, quarter to quarter comparisons of our results of operations may not result in accurate assessment of our business and should not be relied upon.

Foreign currency fluctuations could adversely affect our results of operations.

      In 2001, we derived approximately 17% of our total revenues from our U.K. operations. We anticipate that revenues from operations outside of the U.S. will account for an increasing portion of our consolidated revenues in 2002, and may continue to increase as we further develop and expand our business operations overseas. Transactions and expenses of our international operations are conducted in local currencies, which exposes us to market risks related to foreign currency exchange rate fluctuations that could adversely affect our operating results. For instance, a strengthening of the U.S. dollar against the British pound could reduce the amount of income and cash we recognize and receive from our U.K. business. Additionally, the assets and liabilities of our international operations are denominated in each country’s local currency. As such, when the value of those assets is translated into U.S. dollars, foreign currency exchange rates may adversely affect the book value of our assets.

      We cannot predict the effects of exchange rate fluctuations on our future operating results. We do not currently engage in foreign currency exchange hedging transactions to manage our foreign currency exposure. If and when we do engage in foreign currency exchange hedging transactions, we cannot assure you that our strategies will adequately protect our operating results from the effects of exchange rate fluctuations.

International economic and political conditions could adversely affect our international business operations.

      We currently operate and expect to continue operating in the U.K., and may expand our business into other countries. Operations outside of the U.S. entail significant political and financial risks, and the occurrence of any of the following or other events may substantially reduce business in our non-U.S. operations:

•	changes in foreign laws or regulatory requirements, including tax laws;

•	changes in U.S. laws, including tax laws, related to foreign operations;

•	political and economic instabilities;

•	protective trade activities, such as tariffs and other barriers;

•	difficulties in staffing and managing foreign operations;

•	labor disputes, including work stoppages and strikes; and

•	greater risk on credit terms and longer accounts receivable collection cycles in some foreign countries.

Our future success depends on the continued service of a few key management personnel.

      We depend a great deal on the individual efforts and abilities of Ronald Valenta, our Chairman, President, Chief Executive Officer and co-founder, James Robertson, our Executive Vice President, Interim Chief Financial Officer and co-founder, and Kevin Mellifont, our Chief Operating Officer. While

we have entered into employment agreements with each of Mr. Valenta, Mr. Robertson and Mr. Mellifont, each employee may terminate his employment at any time. The loss of any of these officers or certain other significant personnel could have a material adverse effect on our business prospects or earning capacity.

Management may allocate the remaining net proceeds from this offering in ways with which you may not agree.

      Our business plan is general in nature and is subject to change based upon changing conditions and opportunities. Our management has significant flexibility in applying $          of the total $           million in net proceeds we expect to receive in this offering for general corporate purposes, including potential acquisitions. Because this portion of the net proceeds is not required to be allocated to any specific investment or transaction, you cannot determine at this time the value or propriety of our application of the proceeds, and you and other shareholders may not agree with our decisions. For more information, see the section “Use of Proceeds” in this prospectus.

Windward, as the majority shareholder, controls our business and future direction.

      As of March 22, 2002, Windward Capital Partners II, L.P., which we refer to as Windward, and affiliates owned an aggregate of approximately 78% of our outstanding common stock. Immediately following this offering, Windward and its affiliates will own an aggregate of approximately           % of our outstanding common stock. Accordingly, Windward and its affiliates will have control over matters presented for a vote of our shareholders, including any election of members of our Board of Directors and, thus, the direction of our business.

We are subject to various laws and regulations that govern, and impose liability for, activities and operations which may have adverse environmental effects. Our noncompliance with these laws and regulations could have a material adverse effect on our business.

      We are subject to federal, state, local and foreign laws and regulations that govern, and impose liability for, our activities and operations which may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for hazardous substances and other wastes. From time to time, our operations have resulted, or may result, in noncompliance with or liability for cleanup under these laws. In addition, the presence of hazardous substances on our properties, or the failure to properly remediate any resulting contamination, may adversely affect our ability to sell, lease or operate our properties or to borrow using them as collateral. In some cases, our liability may not be limited to the value of the property or its improvements. We cannot assure you that these matters, or any similar matters that may arise in the future, will not have a material adverse effect on us.

Compliance with governmental regulations could increase our operating costs.

      Our operations are subject to regulation by several U.S. federal and state government agencies, including the Occupational Safety and Health Administration and by both federal and state laws, including those governing overtime and minimum wages. Our activities in the U.K. are subject to extensive employment protection legislation. In addition, our U.K. locations and operations are subject to the requirements of the Environmental Protection Act, the Health and Safety at Work Act and the Town and County Planning Acts, and under these statutes, are subject to regulation by the Environment Agency, the Health and Safety Executive and local government authorities. We are not currently aware of any action currently contemplated by any regulatory authority related to any possible non-compliance by or in connection with our operations. We believe that our operations comply in all material respects with all applicable regulatory requirements. Nevertheless, noncompliance with applicable regulations, implementation of new regulations or modifications to existing regulations may increase costs of compliance, require a termination of certain activities or otherwise have a material adverse impact on our business and results of operations.

Changes in zoning laws restricting the use of storage units may adversely affect our business.

      In the U.S. and U.K., we are subject to local zoning laws regulating the use of our storage units. Most of our customers use our storage units on their own properties. Local zoning laws in certain markets prevent some customers from keeping storage units on their properties or only permit the containers if located out of sight from the street. Changes in local zoning laws in existing markets or prohibition of storage units by local zoning laws in prospective new markets could harm our operations.

As a holding company, our operations depend wholly on our subsidiaries’ earnings.

      We are a holding company and derive all of our operating income from our operating subsidiaries. We do not have any significant assets other than the stock of our operating subsidiaries, and, therefore, we are dependent on our subsidiaries’ earnings and cash flows to meet our obligations and pay dividends. Our subsidiaries are separate legal entities that are not legally obligated to make funds available to us. We cannot assure you that our subsidiaries will be able to or be permitted to pay us the amounts necessary to meet our obligations or to pay dividends.

We cannot assure you that we will consummate our reincorporation from California to Delaware or that our consummation of the reincorporation will not adversely affect some aspects of our business.

      We have taken steps to reincorporate to the State of Delaware through a merger with one of our wholly owned subsidiaries, a newly formed Delaware corporation. Our ability to consummate the merger is subject to several conditions, including obtaining the required consents from third parties such as our landlords and lenders. As a result, we cannot assure you that we will consummate our reincorporation to the State of Delaware. These closing conditions may be waived by the parties to the merger. We may choose to complete the merger without receiving all of the required third party consents, which could cause us to breach our agreements with some third parties. We cannot assure you that these third parties will not pursue remedial actions against us if we fail to obtain their consents before completing our merger. Third party remedial actions could adversely affect our business by requiring us to defend against them, through the award of money damages against us, or through the termination of contractual relationships.

Provisions of our charter documents and applicable law could discourage a takeover you may consider to be favorable or the removal of our current management.

      Some provisions of our California charter documents and of the charter documents that will become applicable to us after we reincorporate to the State of Delaware may discourage, delay or prevent a merger, acquisition or change of control of our company that you may consider to be favorable or the removal of our current management. These provisions:

•	authorize the issuance of “blank check” preferred stock, giving our Board of Directors the power to issue new shares of preferred stock without shareholder approval;

•	provide for a classified board of directors so that it would take three successive annual meetings to replace all directors, making it more difficult for shareholders to elect directors and take other corporate actions;

•	prohibit shareholders from acting by written consent; and

•	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters to be approved by shareholders at shareholder meetings.

      In addition, California and Delaware laws may also discourage, delay or prevent someone from acquiring or merging with us or from initiating a tender offer for our shares. For additional information, please see “Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Articles of Incorporation and Bylaws and Under California Law” and “Description of Capital Stock — Reincorporation to State of Delaware” in this prospectus.

If we reincorporate to the State of Delaware following the close of this offering, additional provisions in our Delaware charter documents could further discourage a takeover of our company you may consider favorable.

      If we do reincorporate to the State of Delaware following the close of this offering, your rights as a shareholder in our company will be governed by a new certificate of incorporation and set of bylaws, which will differ in some respects from our Articles of Incorporation and Bylaws. Examples of additional restrictive provisions set forth in the new Delaware charter documents include the following:

•	no cumulative voting in the election of directors;

•	limits on the power of stockholders to call special meetings of stockholders; and

•	supermajority vote requirements to amend the Delaware certificate of incorporation and bylaws.

Risks Relating to This Offering

You will incur immediate and substantial dilution as a result of this offering.

      The initial public offering price is substantially higher than the book value per share of the common stock. As a result, purchasers in this offering will experience immediate and substantial dilution of $          per share in the tangible book value of the common stock from the initial public offering price.

We cannot guarantee that a trading market for our common stock will develop or be maintained, which could impede your ability to sell your shares and depress our stock price.

      Prior to this offering, there has not been a public market for our common stock. Although we have applied to list our common stock for quotation on the Nasdaq National Market under the symbol “MSGI,” we cannot predict the extent to which a trading market will develop or how liquid that market might become, or whether it will be maintained. The initial public offering price will be determined by negotiation between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market. If an active trading market fails to develop or be maintained, you may be unable to sell the shares of common stock purchased in this offering at an acceptable price or at all. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may become the target of similar litigation. Securities litigation may result in substantial costs and divert management’s attention and resources, which may harm our business and financial condition, as well as the market price of our common stock.

The sale or availability for sale of substantial amounts of our common stock could adversely affect its market price.

      In connection with this offering, we, our officers and directors and our shareholders holding in the aggregate                               shares of our common stock and                               shares of our preferred stock have agreed not to offer, sell or transfer any shares of our common stock or preferred stock for 180 days after completion of this offering without Lehman Brothers Inc.’s consent. In addition, holders of 191,045 shares of our common stock have the right, subject to certain limitations and restrictions, to cause us to register their shares of common stock, and holders of 220,771 shares of our common stock have the right to include their shares of common stock in certain future registration statements relating to our securities. These rights are also subject to the 180-day restriction on the offer, sale and transfer of shares of common stock referred to above. Lehman Brothers Inc., however, may waive the 180-day restriction at any time. In evaluating whether to grant such a request, Lehman Brothers Inc. may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our common stock. These factors include, among others, the number of shares involved, recent trading volume and prices of the stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We also have outstanding, as of March 22, 2002, options to purchase an aggregate of              shares of common stock that are exercisable within 60 days. Holders of these options have agreed not to offer, sell or transfer any shares of our common stock underlying such options without our consent for one year after the date of this prospectus. While we may waive the one year restriction at any time, we have agreed not to do so without the prior written consent of Lehman Brothers Inc. Under our Articles of Incorporation, all of the outstanding shares of our Series E Preferred Stock will automatically convert into shares of our common stock upon the closing of this offering, while shares of our Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock will automatically convert into shares of our common stock six months and one day following the closing of this offering. Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. For additional information, see the section “Shares Eligible for Future Sale” in this prospectus.

FORWARD-LOOKING STATEMENTS

       We have made forward-looking statements in this prospectus, including under the sections “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, benefits resulting from this offering, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and, in some cases, can be identified by the use of forward-looking terminology such as the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions.

      Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements.

      Many important factors, in addition to those discussed in this prospectus, could cause our results to differ materially from those expressed in forward-looking statements. Our forward-looking statements speak only as of the date made. Other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CORPORATE REORGANIZATION

       Prior to the completion of this offering, we will effect a corporate reorganization that establishes a holding company structure. Our reorganization will also effect a        for 1 stock split of our outstanding shares of common stock. As a result of the reorganization, shareholders of Mobile Storage will become our shareholders and we will become the holding company of Mobile Storage and its subsidiaries.

      In March 2002, Mobile Storage completed an exchange offer with holders of its Series B Preferred Stock and Series G Preferred Stock and amended certain provisions of its articles of incorporation. As a result of the exchange offer, 57,029 shares of Mobile Storage’s Series B Preferred Stock were exchanged for 57,029 shares of its newly authorized Series H Preferred Stock, 100,227 shares of its Series B Preferred Stock were exchanged for 100,227 shares of its newly authorized Series I Preferred Stock, 196,673 shares of its Series B Preferred Stock were exchanged for 196,673 shares of its newly authorized Series J Preferred Stock and 199,557 shares of its Series G Preferred Stock were exchanged for 199,557 shares of its newly authorized Series K Preferred Stock. In connection with our corporate reorganization (described above), all of the shares of Mobile Storage’s Preferred Stock will be converted into shares of our preferred stock on a share-for-share basis.

ABOUT THIS PROSPECTUS

       Information regarding market and industry statistics contained in this prospectus, including data relating to the storage industry, the portable storage industry as a segment of the storage industry and our relative position in the portable storage industry, is based on the good faith estimates of our management. Our management’s estimates are based on their review of internal surveys, independent industry publications and other publicly available information, including Yellow Pages Media. Although we believe that these sources are reliable, we cannot assure you of the accuracy or completeness of this information, and we have not independently verified this information.

      We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. The Mobile Storage Group®, Tunnel-Tainer® and our company logo are our registered trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

USE OF PROCEEDS

       We estimate that we will receive net proceeds from the sale of the shares of common stock in this offering of $                    , assuming an initial public offering price of $          per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

      The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate future access to public debt and equity markets. As of the date of this prospectus, we intend to use the net proceeds from this offering in the manner set forth below:

•	approximately $ million to repay a portion of our outstanding principal balance, plus accrued and unpaid interest, under our $160 million senior credit facility;

•	approximately $ million to repay a portion of our subordinated, unsecured notes;

•	approximately $21.7 million to redeem our Series B Preferred Stock and our Series G Preferred Stock; and

•	the balance of approximately $ million for general corporate purposes, including potential acquisitions.

      We amended and restated our senior credit facility with a syndicate of banks and other financial institutions in November 2001, in connection with our acquisition of Raven Hire. Our senior credit facility consists of a $60 million revolving line of credit (a portion of which is available for loans denominated in British pounds), $55 million in Term A loan, $35 million in Term B loan and the British pounds equivalent of $10 million in Term B loan. The interest rate on our senior credit facility currently ranges from 3% to 3.75% over the London Interbank Offered Rates, which we refer to as LIBOR. Borrowings under the senior credit facility are secured by substantially all of our assets. According to its terms, any portion of the outstanding balance under the senior credit facility may be prepaid following this offering without a prepayment penalty.

      Our subordinated, unsecured notes, which we refer to as the Subordinated Notes, accrue interest at a rate of 12% per year and will be payable in full on June 29, 2010. According to their terms, the notes may be prepaid following this offering for 105% of their principal amount plus accrued interest. We issued $25 million in Subordinated Notes in April 2000 in connection with our recapitalization, and issued an additional $55 million in Subordinated Notes in November 2001 to finance our acquisition of Raven Hire. For more information, see sections “Certain Relationships and Related Transactions — 2000 Recapitalization” and “Certain Relationships and Related Transactions — The Raven Hire Acquisition” in this prospectus.

      Shares of our Series B Preferred Stock will be redeemed for $10.00 per share plus accrued but unpaid dividends at the time we complete this offering. Shares of our Series G Preferred Stock will be redeemed for $0.10 per share at the time we complete this offering. As of March 22, 2002, 2,151,047 shares of our Series B Preferred Stock and 2,369,777 shares of our Series G Preferred Stock are outstanding.

      The amounts and timing of the expenditures set forth above will vary significantly depending on a number of factors, including, but not limited to, the availability of other financing, the timing and use of funds for general corporate expenditures and the amount of cash generated by our operations. Investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. In the ordinary course of business, we regularly evaluate and, from time to time, engage in discussions with potential acquisition candidates. As of the date of this prospectus, we have not entered into any binding commitments or agreements with any party for any material acquisition.

      After giving effect to the repayment of a portion of our $160 million senior credit facility and our Subordinated Notes and the redemption of our Series B Preferred Stock and Series G Preferred Stock and pending use of the remaining net proceeds from this offering, we intend to invest the remaining net proceeds of this offering in interest-bearing securities.

DIVIDEND POLICY

       We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain any future earnings for the development and operation of our business. The payment of any future dividends will be at the discretion of our board of directors and will depend on our earnings, financial condition, capital requirements, general business outlook at the time payment is considered and other factors deemed relevant by our board of directors. Our ability to pay dividends will also depend on the amount of distributions, if any, we receive from our existing and future operating subsidiaries. Our current credit facility restricts our ability to make dividend payments to our shareholders. We expect that any agreement relating to new indebtedness that we may incur in the future will also have provisions limiting our ability to pay dividends.

CAPITALIZATION

       The following table sets forth our capitalization as of December 31, 2001:

•	on an actual basis;

•	on a pro forma basis to reflect (1) the conversion of our outstanding Series E Preferred Stock and the redemption for cash of our Series B Preferred Stock and our Series G Preferred Stock on the closing of this offering, and (2) the conversion of our Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock into shares of our common stock six months and one day after the closing of this offering; and

•	on a pro forma basis as adjusted to give effect to the sale of the shares of common stock offered by us in this offering of shares of our common stock at an assumed initial public offering price of $ per share, after deducting for underwriting discounts and commissions and the estimated offering expenses payable by us and the application of the net proceeds as described in “Use of Proceeds.”

      You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those statements included elsewhere in this prospectus.

	As of December 31, 2001

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(In thousands)
Current portion of notes payable and capital lease obligations	$22,911

Notes payable and capital lease obligations, less current maturities	$126,605
Subordinated notes, net of unamortized original issue discount of $13,462	66,538
Redeemable, at the option of the holder, convertible preferred stock	5,984
Shareholders’ equity:
Convertible preferred stock, issuable in series, $10, $20 and no par value, 10,000,000 shares authorized, 5,084,000 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; and no shares issued and outstanding, pro forma as adjusted	25,097
Redeemable, at the option of the Company, preferred stock, $100 par value, 100,000 shares authorized, 20,000 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; and no shares issued and outstanding, pro forma as adjusted	2,000
Common stock, $1 stated value, 4,000,000 shares authorized, 221,000 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	55,852
Deferred compensation	(649)
Accumulated other comprehensive loss	(1,608)
Retained earnings (deficit)	(21,961)

Total shareholders’ equity	58,731

Total capitalization	$257,858

      The shares of common stock outstanding in the actual, pro forma and pro forma as adjusted columns exclude            shares of common stock issuable upon exercise of unvested stock options with a weighted average exercise price of $403.55 per share.

DILUTION

       If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering.

      Our pro forma net tangible book value as of December 31, 2001, was $(2,870,000), or ($          ) per share of common stock, after giving effect to the conversion of all of our outstanding Series E Preferred Stock on the closing of this offering and the conversion of Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock into shares of our common stock six months and one day after the closing of this offering. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding. After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $          per share and after deducting the estimated underwriting discount and offering expenses payable by us, our pro forma net tangible book value as of December 31, 2001 would have been $           million, or $          per share of common stock. This represents an immediate increase in pro forma net tangible book value of $          per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of $          per share to new investors purchasing shares in this offering.

      The following table illustrates the per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share	$
Increase per share attributable to this offering	$
Pro forma net tangible book value per share after this offering	$
Dilution per share to new investors	$

      The following table summarizes, on a pro forma basis as of March 22, 2002, after giving effect to the conversion of all of our outstanding shares of Series E Preferred Stock on the closing of this offering and the conversion of Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock into shares of our common stock six months and one day after the closing of this offering, the differences between existing shareholders and new investors with respect to the number of shares of common stock issued by us, the total consideration paid and the average price per share paid:

	Shares Issued		Total Consideration		Average
Price Per
	Numbers	Percent	Amount	Percent	Share

Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		100%	$	100%	$

      The above discussion and tables assume no exercise of any stock options outstanding as of March 22, 2002. As of March 22, 2002, we had outstanding vested options to purchase a total of           shares of common stock at a weighted average exercise price of $403.55 per share, outstanding unvested options to purchase 7,096 shares of common stock at a weighted average exercise price of $1,181.70 per share and 5,953 options available for further issuance under our 2002 Stock Incentive Plan. To the extent that any of these shares are issued, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

       The following selected financial data are derived from our consolidated financial statements. The financial statements for the three years ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors. The financial statements for the two years ended December 31, 1998, have been audited by other independent auditors. When you read the following selected consolidated financial data, it is important that you also read our financial statements and related notes included elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historical results are not necessarily indicative of future results.

						Year Ended
	Year Ended December 31,					December 31,
						2001
	1997	1998	1999	2000	2001	Pro Forma(1)

	(Dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Rental and rental related revenues	$19,451	$28,786	$43,264	$60,670	$80,877	$104,836
Sales	6,938	7,908	13,113	23,468	39,559	45,055

Total revenues	26,389	36,694	56,377	84,138	120,436	149,891
Costs and expenses
Cost of sales	5,097	5,741	9,031	17,313	29,776	34,062
Trucking and yard costs	5,897	7,898	10,331	14,731	19,264	28,270
Depreciation and amortization	2,468	4,271	6,936	8,137	9,495	10,573
Selling, general and administrative expenses	6,183	9,191	12,609	20,136	28,268	34,049
Restructuring charges	—	—	—	—	662	662
Management fees to majority shareholder	—	—	—	171	277	277
Fees associated with recapitalization	—	—	—	5,292	—	—

Income from operations	6,744	9,593	17,470	18,358	32,694	41,998
Other income (expense):
Interest income	—	—	87	834	23	23
Interest expense	(1,210)	(2,869)	(5,024)	(11,811)	(17,032)	(23,306)
Charge for asset impairment	—	—	—	(4,100)	—	—
Other income	—	—	—	50	34	34

Income before provision for income taxes and extraordinary item	5,534	6,724	12,533	3,331	15,719	18,749
Provision for income taxes	2,138	2,597	5,198	3,206	5,889	7,069

Income before extraordinary loss	3,396	4,127	7,335	125	9,830	11,680
Extraordinary loss on early retirement of debt	—	—	—	(408)	—	—

Net income (loss)	3,396	4,127	7,335	(283)	9,830	11,680
Dividends on preferred stock	(3,701)	(2,288)	(3,380)	(3,705)	(3,331)	(3,331)

Net income (loss) applicable to common stockholders	$(305)	$1,839	$3,955	$(3,988)	$6,499	$8,349

Basic earnings (loss) per share	$(15.25)	$91.95	$19.78	$(22.53)	$36.11	$38.63

Diluted earnings (loss) per share	$(15.25)	$89.47	$19.78	$(22.53)	$36.11	$38.63

Shares used to compute earnings (loss) per share:
Basic	20,000	20,000	200,000	177,000	180,000	216,100

Diluted	20,000	46,100	200,000	177,000	180,000	216,100

Pro forma earnings per share(2):
Basic earnings per share					$43.57

Diluted earnings per share					$43.38

Shares used to compute pro forma earnings per share:
Basic					225,600

Diluted					226,600

Other Operating Data:
EBITDA(3)	$9,212	$13,864	$24,406	$26,495	$42,189	$52,571
Adjusted EBITDA(4)	9,212	13,864	24,406	31,787	42,851	53,233
Rental fleet units at year end	17,137	25,841	34,211	60,145	83,020	83,020
Locations at year end	23	29	30	57	78	78
Adjusted EBITDA return on rental fleet and goodwill(5)	29%	27%	28%	24%	22%
Average annual utilization(6)	89%	87%	87%	84%	82%

	December 31,

						2001
					2001	Pro Forma
	1997	1998	1999	2000	Actual	As Adjusted(7)

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,640	$1,262	$1,049	$1,931	$1,853
Total assets	57,594	87,053	133,118	229,844	329,097
Long-term debt	21,519	33,516	63,116	156,592	193,143
Redeemable convertible preferred stock	—	3,355	8,909	5,152	5,984
Total shareholders’ equity	24,289	29,829	34,911	25,072	58,731

(1)	The pro forma combined statement of operations data reflects our historical results adjusted to account for our acquisition of Raven Hire as if the acquisition occurred on January 1, 2001, rather than the actual acquisition date of November 1, 2001. The pro forma combined statement of operations data has been adjusted for the combined operating results of Mobile Services Group, Inc. and Raven Hire, including adjustments to conform depreciation methods on the rental fleets, eliminate historical goodwill amortization, record amortization of deferred stock compensation resulting from the acquisition, record increased interest expense for our 12% subordinated notes used to fund the acquisition and related tax effects of these adjustments.

(2)	Pro forma basic and diluted earnings per share give effect to the conversion of all of our convertible preferred stock upon completion of this offering from the beginning of the period presented.

(3)	EBITDA is income from operations before depreciation and amortization.

(4)	Adjusted EBITDA is EBITDA adjusted to exclude the effects of the following one-time charges for the respective periods: (A) approximately $5.3 million in expenses for fiscal year ended December 31, 2000, from fees associated with our 2000 recapitalization; and (B) restructuring and non-recurring charges of $0.7 million for fiscal year ended December 31, 2001, from the consolidation of our operations in the U.K. following our acquisition of Raven Hire in November 2001.

(5)	Adjusted EBITDA Return on Rental Fleet and Goodwill is defined as Adjusted EBITDA divided by the average of the net book value of our rental fleet and goodwill as of the end of the preceding four calendar quarters.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Return on Rental Fleet and Goodwill are not measures of financial performance under generally accepted accounting principles, which we refer to as GAAP. These measures are not calculated in the same manner by all companies and accordingly are not necessarily comparable to similarly titled measures of other companies and may not be appropriate measures for performance relative to other companies. These measures should also not be construed as indicators of our operating performance or liquidity, and should not be considered in isolation from or as substitutes for net income, cash flows from operating activities or cash flow data prepared in accordance with GAAP. We have presented EBITDA, Adjusted EBITDA and Adjusted EBITDA Return on Rental Fleet and Goodwill in this prospectus solely as supplemental disclosure because we believe they allow for a more complete analysis of our results of operations. EBITDA, Adjusted EBITDA and Adjusted EBITDA Return on Rental Fleet and Goodwill are not intended to represent, and should not be considered more meaningful than or as alternatives to, measures of operating performance as determined in accordance with GAAP.

(6)	We determine our average annual utilization rate by averaging the utilization rates of our units at the end of the preceding four calendar quarters. We calculate our utilization rate at the end of each quarter by dividing the number of units on hire to customers by the total number of units in our rental fleet.

(7)	The pro forma as adjusted consolidated balance sheet data gives effect to:

•	the conversion of our outstanding Series E Preferred Stock and the redemption for cash of our Series B Preferred Stock and Series G Preferred Stock on the closing of this offering;

•	the conversion of our Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock into shares of our common stock six months and one day after the closing of this offering at an assumed initial public offering price of $ per share; and

•	the sale of shares of our common stock offered by us in this offering at an assumed initial public offering price of $ per share, after deducting for underwriting discounts and commissions and the estimated offering expenses and the application of the net proceeds as described in “Use of Proceeds.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       You should read the following discussion of our financial condition and results of our operations with our financial statements and related notes that appear elsewhere in this prospectus. The following discussion contains forward-looking statements based upon current expectations and related to future events and our future financial performance that involve risks and uncertainties. Our actual results and timing of events could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

      We are a leading international provider of portable storage solutions. We have grown from one location in 1988 to 78 locations as of December 31, 2001. Since 1997, our total revenues have increased from $26.4 million to $120.4 million, representing a compound annual growth rate, which we refer to as CAGR, of 46.2%. Our growth has come from expansion within our existing geographic markets and from entry into new markets.

      We derive our revenues primarily from the rental of storage containers and storage trailers, which we refer to collectively as storage units, over-the-road trailers, which we refer to as cartage trailers, and portable office units to a diverse group of more than 75,000 customers in both the U.S. and the U.K. We refer to storage units, cartage trailers and portable office units collectively as equipment. Included in our rental and related revenues are revenues that we generate from services related to our rental business, including fees charged for the delivery and pick-up of our equipment to and from our customers’ premises, repositioning of this equipment, damage-loss waivers and equipment repairs. We also generate revenues from selling equipment to our customers.

      Our principal operating expenses are cost of sales, trucking and yard costs, selling, general and administrative expenses and depreciation and amortization expenses. Our cost of sales includes the cost of purchasing and refurbishing equipment that we sell to our customers. Trucking and yard costs include the labor and other direct costs associated with the repair and transportation of equipment to our customers. Our selling, general and administrative expenses include all costs associated with our selling efforts, including marketing costs and salaries and commissions of our marketing and sales staff. It also includes our overhead costs, such as salaries of our administrative personnel and the rental of our facilities. Depreciation and amortization expenses are comprised primarily of costs related to depreciation of our rental equipment.

      In 1999, we derived 77% of our total revenues from rental and related services. In August 2000, we acquired four companies primarily engaged in trailer sales to increase our purchasing power and expand our geographic presence. The greater purchasing power brought by these acquisitions helped us negotiate equipment purchases on more favorable terms and prices. Primarily as a result of these acquisitions, our revenues from rental and related services declined to 72% of total revenues in 2000 and 67% in 2001. Over time, we believe our revenue mix will return to previous levels, as we intend to focus principally on growing the rental side of our business.

      In 2000 and 2001, revenues attributable to our operations in the U.K. accounted for approximately 9% and 17%, respectively, of our total revenues. We expect our U.K. revenues to continue to increase in 2002 as a percentage of total revenues, primarily as a result of the full year impact of our Raven Hire acquisition.

      One of the principal components of our revenue growth to date has been a broad-based increase in demand for portable storage. We believe this increase in demand has resulted from increased market awareness of the availability and benefits of portable storage solutions. Additionally, we have grown through acquisitions, including “in-market” acquisitions where we acquire companies in one of our markets and eliminate operational inefficiencies, and entry into new markets. We measure our volume of rental business by the number of units of equipment rented at the end of a period, which we refer to as units on hire. We define our internal growth rate as the percentage growth in units on hire at branches that have been open for more than one year. Our internal growth rate has averaged approximately 23% per year for the past five years.

      We expect our costs and expenses to increase over the next few years as we continue to expand into new markets. We believe, however, that our operating expenses will decline as a percentage of total revenues as we have established a corporate infrastructure that can support our growth in the countries in which we operate. To a lesser degree, we expect an increase in administrative costs because of the responsibilities of being a public company.

      We expect to use a portion of the proceeds from this offering to repay $          million outstanding on our Subordinated Notes. As of December 31, 2001, we had $80 million in Subordinated Notes outstanding. Upon redemption of a portion of the Subordinated Notes, we will record an extraordinary loss on the early extinguishment of these notes, net of income tax benefits, of approximately $           million.

      In March 2002, we modified the terms of our outstanding stock options under our 2000 Stock Option Plan, which we refer to as the 2000 Option Plan to accelerate the vesting of all options granted under this plan to date. As a result, all of the options granted by us under the 2000 Option Plan are fully vested as of March 22, 2002. In addition, we extended the contractual term of these grants by six months. As a result of these modifications, we will record a non-cash compensation charge in the amount of $8.7 million in the quarter ended March 31, 2002.

Significant Transactions

Recapitalization in 2000

      In June 2000, we completed a recapitalization with Windward and its affiliates. Windward and its affiliates contributed approximately $50 million of equity in the transaction, of which $7.2 million was retained by us and the balance used to repurchase shares from our shareholders. In addition, we raised $25 million through the issuance of Subordinated Notes and sale of 6,881 shares of our common stock and entered into a $140 million senior credit facility. As part of the recapitalization, we also acquired all of the outstanding shares of Mobile Storage (U.K.) Limited from our founders, Mr. Valenta and Mr. Robertson, prepaid certain debt obligations and exchanged, redeemed and repurchased shares of our preferred stock. As a result of the recapitalization, we recorded approximately $5.7 million in one-time charges to income in 2000. These charges primarily comprised of $5.3 million of professional and other fees related to our recapitalization and an extraordinary loss of $0.4 million, net of taxes, reflecting the write-off of deferred financing costs due to the early retirement of a $60 million credit facility. This transaction was accounted for as a recapitalization and as such, a revaluation of assets to fair market value was not required.

Acquisition of Raven Hire in 2001

      In November 2001, we acquired Raven Hire for $64.9 million. Raven Hire, founded in 1975, was the second largest operator of portable storage and office units in the U.K. based on fleet size. As a result of this acquisition, we acquired over 16,000 units and 22 locations, 11 of which have been combined with our existing U.K. branches. We financed this acquisition with proceeds received from the sale of investment units comprised of $55 million in aggregate principal amount of our 12% subordinated notes and 14,604 shares of our common stock and the sale of $20 million of our common stock to a group of investors led by Windward. In connection with the Raven Hire acquisition, we also increased the size of our senior credit facility by $20 million to $160 million. We accounted for the acquisition as a purchase and, as such, recorded the acquired assets and liabilities at their fair values on the date of the acquisition and recorded goodwill of approximately $15.5 million.

Critical Accounting Policies

      The preparation of our financial statements, in accordance with accounting principles generally accepted in the U.S., requires us to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and judgments on an ongoing basis. We base our estimates and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies and the related judgments and estimates affect the preparation of our consolidated financial statements:

Revenue Recognition

      We account for rentals to customers as operating leases. We recognize revenue from the rental of equipment when it is earned and when collectibility is reasonably assured, while we recognize revenue from rental equipment delivery, pick-up and repositioning when these services are provided. We recognize revenue from the sale of equipment upon delivery. We generally bill our U.S. customers in advance on a 28-day cycle and record deferred revenue for the unearned portion of the pre-billed rental revenue and generally bill our U.K. customers monthly in arrears.

Rental Equipment

      We record our rental fleet at cost and depreciate our equipment on a straight-line basis over an estimated useful life of 20 years for containers and 15 years for trailers and portable office units from the date we put the equipment into service. Salvage values are determined when the rental equipment is acquired and are typically 70% for containers, 50% for trailers and 10% for portable office units. We believe the estimated salvage values do not cause carrying values to exceed net realizable values. We believe our method of recording rental equipment, measuring depreciation and our salvage values are consistent with our industry’s practice and our experience to date. We expense costs associated with normal repairs and maintenance of rental equipment as incurred.

      Effective January 1, 2000, we changed our estimate of salvage value for containers from 50% to 70% and trailers from 30% to 50%. In addition, we changed our estimated useful life for containers from 15 to 20 years. These changes in estimates increased our pretax income by approximately $1.7 million in the year ended December 31, 2000.

Goodwill and Long-Lived Asset Impairment

      In assessing the recoverability of goodwill and identifiable intangible assets, we make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If our estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded. During the year ended December 31, 2001, we did not record any impairment losses related to goodwill or long-lived assets. Effective January 1, 2002, we have adopted new accounting standards requiring us to analyze goodwill and other long-lived assets for impairment issues on an annual basis. See “— Recent Accounting Pronouncements” below for more information.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations which we refer to as SFAS 141, which requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. We adopted SFAS 141 for business combinations commenced after July 1, 2001.

      In June 2001, the Financial Accounting Standards Board also issued SFAS No. 142, Goodwill and Other Intangible Assets, which we refer to as SFAS 142. Under SFAS 142, goodwill and intangible assets determined to have indefinite useful lives will no longer be amortized, but will be subject to annual impairment tests with any related losses recognized when incurred. Other intangible assets with finite lives will continue to be amortized over their useful lives. We adopted SFAS 142 effective January 1, 2002. We expect the reduction of amortization expense upon the adoption of SFAS 142 will increase our net income in 2002 by approximately $2 million. We do not expect to record any losses in 2002 as a result of impairment in value of our goodwill or intangible assets.

      In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which we refer to as SFAS 144, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations, for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. We adopted SFAS 144 as of January 1, 2002, and do not expect the adoption to have a significant impact on our financial position and results of operations.

Results of Operations

      The following table sets forth selected results of our operations expressed as a percentage of total revenue for the periods indicated.

	Year Ended December 31,

	1999	2000	2001

Consolidated Statement of Operations Data:
Revenues:
Rental and rental related revenues	76.7%	72.1%	67.2%
Sales	23.3	27.9	32.8

Total revenues	100.0	100.0	100.0
Costs and expenses
Cost of sales	16.0	20.6	24.7
Trucking and yard costs	18.3	17.5	16.0
Depreciation and amortization	12.3	9.7	7.9
Selling, general and administrative expenses	22.4	23.9	23.5
Restructuring charges	0.0	0.0	0.5
Management fees to majority shareholder	0.0	0.2	0.2
Fees associated with recapitalization	0.0	6.3	0.0

Income from operations	31.0	21.8	27.2
Other income (expense):
Interest income	0.2	1.0	0.0
Interest expense	(8.9)	(14.0)	(14.1)
Charge for asset impairment	0.0	(4.9)	0.0
Other income	0.0	0.1	0.0

Income before provision for income taxes and extraordinary item	22.3	4.0	13.1
Provision for income taxes	9.2	3.8	4.9

Income before extraordinary loss	13.0	0.2	8.2
Extraordinary loss on early retirement of debt	0.0	(0.5)	0.0

Net income (loss)	13.0%	(0.3)%	8.2%

          Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Total revenues increased by $36.3 million, or 43.1%, to $120.4 million in 2001 from $84.1 million in 2000. This increase was primarily the result of growth in our rental and related revenues. Rental and related revenues increased by $20.2 million, or 33.3%, to $80.9 million in 2001 from $60.7 million in 2000. This increase in 2001 resulted primarily from an increase in units on hire, which had increased by 37.2% at December 31, 2001. The percentage increase in rental and related revenues was not proportionate to the percentage increase in units on hire because a number of additional units were placed into service later in the year. Our internal growth rate for 2001 over 2000 was 18.2%. Our revenues from the sale of units increased by $16.1 million, or 68.6%, to $39.6 million in 2001 from $23.5 million in 2000. Approximately $15.6 million, or 97%, of the increase in sales revenue in 2001 was attributable to revenues generated from our acquisition of four trailer sales businesses in August 2000.

      Our cost of sales relates entirely to our sales business, and increased by $12.5 million, or 72%, to $29.8 million in 2001 from $17.3 million in 2000. Cost of sales as a percentage of sales revenue increased to 75.3% in 2001 from 73.8% in 2000. This increase was primarily due to increased trailer sales from our acquisitions in 2000, which have a lower margin than container sales.

      Trucking and yard costs increased by $4.5 million, or 30.8%, to $19.3 million in 2001 from $14.7 million in 2000. Trucking and yard costs as a percentage of total revenues decreased to 16% in 2001 from 17.5% in 2000. This decrease resulted primarily from operational efficiencies we gained from internal growth at our branches.

      Depreciation and amortization expenses increased by $1.4 million, or 16.7%, to $9.5 million in 2001 from $8.1 million in 2000. Depreciation and amortization expenses as a percentage of total revenues decreased to 7.9% in 2001 from 9.7% in 2000. This reduction was primarily the result of an increase in 2001 revenues primarily driven by our increase in sales revenue. Additionally, amortization expense decreased in 2001 due to an impairment charge in 2000 that reduced our amortizable intangible assets. We expect amortization expense to decrease further in 2002 because we have adopted new accounting standards that do not require us to amortize our goodwill.

      Selling, general and administrative expenses increased by $8.1 million, or 40.4%, to $28.3 million in 2001 from $20.1 million in 2000. Selling, general and administrative expenses as a percentage of total revenues decreased to 23.5% in 2001 from 23.9% in 2000. This decrease was primarily due to the absence in 2001 of additional travel, salary and other costs incurred in 2000 as we established a separate corporate office in the U.K. To a lesser degree, the decrease in our selling, general and administrative expenses as a percentage of total revenues resulted from administrative efficiencies we gained from internal growth at our branches.

      We recorded restructuring and non-recurring charges of $0.7 million in the fourth quarter of 2001, which resulted from the consolidation of our operations in the U.K. following our acquisition of Raven Hire. These charges were primarily attributable to employee severances, facility closures and other integration costs from the combination of our existing facilities in the U.K. with those of Raven Hire.

      We paid $0.3 million in 2001 and $0.2 million in 2000 to Windward Capital Management LLC under the terms of our management agreement with them for services they provided under that agreement.

      In 2000, we also recorded one-time charges of approximately $5.3 million in recapitalization fees and $0.4 million in extraordinary loss. These costs consisted primarily of legal and financial services fees incurred in connection with our recapitalization and an extraordinary loss resulting from the early retirement of a $60 million credit facility.

      Interest expense increased by $5.2 million, or 44.2%, to $17 million in 2001 from $11.8 million in 2000. This increase was primarily due to the higher level of debt outstanding in 2001. Our average debt outstanding increased by 29.1%, as a result of our issuance of an additional $55 million in aggregate principal amount of our Subordinated Notes and additional borrowings under our senior credit facility in November 2001. We used proceeds from the subordinated notes and additional borrowings under the credit facility primarily to finance our acquisition of Raven Hire, expand our rental fleet in existing markets and finance new acquisitions. Excluding amortization of debt issuance costs, the weighted average interest rate on our debt decreased to 8.5% in 2001 from 9.9% in 2000. Including debt issuance costs, the weighted average rate decreased to 8.9% in 2001 from 10% in 2000.

      During 2000, we recorded a $4.1 million impairment charge related to a covenant not-to-compete with an insurance company. The impairment charge was triggered by a series of events that occurred in 2000, which included the retirement of certain principals of the insurance company bound by the non-compete covenant, the failure of the insurance company to obtain a license to conduct business in the U.S. and the exit of the insurance company from the U.S. property damage insurance market. We recorded an impairment charge equal to the unamortized balance of the covenant not-to-compete after determining that it had no future value. We had no impairment issues in 2001 related to our intangible assets.

      Our provision for income taxes was based on an annual effective tax rate of 37.5% for 2001 and 96.3% for 2000. This decrease was primarily attributable to nondeductible expenses related to our recapitalization in 2000.

      Our net income in 2001 was $9.8 million, compared with net loss in 2000 of $0.3 million. The increase in our net income was primarily due to the absence of $9.8 million in one-time charges to income that we experienced in 2000, which were comprised of recapitalization fees, impairment charges and an extraordinary loss on the early retirement of a $60 million credit facility.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Total revenues increased by $27.8 million, or 49.2%, to $84.1 million in 2000 from $56.4 million in 1999. This increase was primarily the result of the growth in our rental and related revenues. Rental and related revenues increased by $17.4 million, or 40.2%, to $60.7 million in 2000 from $43.3 million in 1999. A significant portion of this increase in 2000 resulted from an increase in units on hire, which had increased by 69% at December 31, 2000. The increase in rental units was driven in large part by our entry into the U.K. market during 2000. The percentage increase in rental and related revenues was not proportionate to the percentage increase in units on hire because a number of additional units were placed into service later in the year. Our internal growth rate for 2000 over 1999 was 24.3%. Our revenues from the sale of units increased by $10.4 million, or 79%, to $23.5 million in 2000 from $13.1 million in 1999. Approximately $7.2 million, or 69%, of the increase in sales revenue in 2000 was attributable to revenue generated from our acquisition of four trailer sales businesses in August 2000.

      Our cost of sales increased by $8.3 million, or 91.7%, to $17.3 million in 2000 from $9 million in 1999. Cost of sales as a percentage of sales revenue increased to 73.8% in 2000 from 68.9% in 1999. This increase was primarily due to increased trailer sales in 2000, which have a lower margin than container sales.

      Trucking and yard costs increased by $4.4 million, or 42.6%, to $14.7 million in 2000 from $10.3 million in 1999. Trucking and yard costs as a percentage of total revenues decreased to 17.5% in 2000 from 18.3% in 1999. This decrease primarily resulted from operational efficiencies we gained from internal growth at our existing branches.

      Depreciation and amortization expenses increased by $1.2 million, or 17.3%, to $8.1 million in 2000 from $6.9 million in 1999. Depreciation and amortization expenses as percentage of total revenues decreased to 9.7% in 2000 from 12.3% in 1999 as a result of changes in our method of accounting for depreciation on rental fleet assets. Effective January 1, 2000, we changed our estimated useful life for containers from 15 to 20 years. In addition, we changed our estimated salvage value for containers from 50% to 70% of our cost and trailers from 30% to 50%. These changes in estimates, which increased pre-tax income in 2000 by $1.7 million, reflect our experience to date and, we believe, are consistent with our industry’s practice. The decrease in depreciation was partially offset by an increase in amortization of goodwill and other intangible assets recorded in conjunction with acquisitions during 2000.

      Selling, general and administrative expenses increased by $7.5 million, or 59.7%, to $20.1 million in 2000 from $12.6 million in 1999. Selling, general and administrative expenses as a percentage of total revenues increased to 23.9% in 2000 from 22.4% in 1999. This increase was primarily due to our entry into the U.K. and the additional travel, salary and other costs incurred in 2000 as we established a separate corporate office in the U.K.

      Recapitalization fees in 2000 consisted primarily of legal and financial services fees incurred in connection with our recapitalization. The impairment charge recorded in 2000 related to the impairment of a covenant not-to-compete with an insurance company. During 1999, we did not incur any non-recurring, one-time charges and did not encounter any impairment issues related to our intangible assets.

      Interest expense increased by $6.8 million, or 135.1%, to $11.8 million in 2000 from $5 million in 1999. This increase was primarily due to the higher level of debt outstanding in 2000. Our average debt outstanding increased by 119.2% as a result of our borrowings under a $140 million senior credit facility and our issuance of $25 million in aggregate principal amount of our Subordinated Notes. We used proceeds from the additional financing primarily to recapitalize our company in 2000, expand our rental fleet in existing markets, enter new markets through acquisition, retire certain indebtedness and redeem and repurchase shares of our preferred stock. The increased borrowings were offset by our repayment of a $60 million credit facility with a portion of the proceeds from our $140 million senior credit facility. Excluding amortization of debt issuance costs, the weighted average interest rate on our debt decreased to 9.9% in 2000 from 9.3% in 1999. Including debt issuance costs, the weighted average rate decreased to 10% in 2000 from 9.3% in 1999.

      Our provision for income taxes was based on an annual effective tax rate of 96.3% for 2000 and 41.5% for 1999. This increase was primarily attributable to nondeductible expenses related to our recapitalization in 2000. The increase was partially offset by pretax income from our operations in the U.K., which has a lower effective tax rate than the U.S. We had no comparable income in the U.K. in 1999 since we first entered the U.K. portable storage market in 2000.

      During 2000, we recorded an extraordinary loss of $0.4 million, net of taxes. This loss reflected the write-off of deferred loan costs from the early retirement of a $60 million credit facility in connection with our recapitalization.

      Our net loss in 2000 was $0.3 million, compared with net income of $7.3 million in 1999. Our loss in 2000 resulted primarily from one-time charges to income in 2000 of $9.8 million, comprised of recapitalization fees of $5.3 million, a charge for asset impairment of $4.1 million and an extraordinary loss of $0.4 million from the early retirement of a $60 million credit facility.

          Quarterly Data

      The following table sets forth selected unaudited quarterly results of our operations for the eight quarters ended December 31, 2001. This information, in the opinion of our management, includes all adjustments necessary for a fair presentation of such data in accordance with accounting principles generally accepted in the U.S. These quarterly results are not necessarily indicative of future results, growth rates or quarter-to-quarter comparisons.

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2000	2000	2000	2000	2001	2001	2001	2001

	(In thousands)
Consolidated Statements of Operations Data:
Revenues:
Rental and rental related revenues	$11,619	$11,740	$17,260	$20,051	$17,707	$17,854	$19,934	$25,382
Sales	3,752	3,453	7,730	8,533	10,313	10,499	10,139	8,608

Total revenues	15,371	15,193	24,990	28,584	28,020	28,353	30,073	33,990
Costs and expenses:
Cost of sales	2,760	2,342	5,785	6,426	7,438	7,864	7,692	6,782
Trucking and yard costs	2,717	2,875	4,323	4,816	4,972	4,377	4,776	5,139
Depreciation and amortization	1,765	1,759	2,514	2,099	2,196	2,214	2,411	2,675
Selling, general and administrative expenses	4,143	4,756	5,272	5,965	6,621	6,237	6,028	9,382
Restructuring charges	—	—	—	—	—	—	—	662
Management fees to majority shareholder	43	43	43	42	69	69	69	70
Fees associated with recapitalization	—	5,292	—	—	—	—	—	—

Income (loss) from operations	3,943	(1,874)	7,053	9,236	6,724	7,592	9,097	9,281
Other income (expense):
Interest income	18	619	46	151	6	6	6	5
Interest expense	(1,505)	(1,793)	(3,729)	(4,784)	(4,311)	(4,020)	(4,018)	(4,683)
Charge for asset impairment	—	—	—	(4,100)	—	—	—	—
Other income	—	50	—	—	8	9	8	9

Income (loss) before provision for income taxes and extraordinary item	2,456	(2,998)	3,370	503	2,427	3,587	5,093	4,612
Provision for income taxes	924	589	1,134	559	902	1,319	1,835	1,833

Income before extraordinary loss	1,532	(3,587)	2,236	(56)	1,525	2,268	3,258	2,779
Extraordinary loss, net of tax benefit	—	(408)	—	—	—	—	—	—

Net income (loss)	$1,532	$(3,995)	$2,236	$(56)	$1,525	$2,268	$3,258	$2,779

Seasonality

      Over the years, we have found that demand for our products follows a seasonal trend. Traditionally, we have realized the lowest portion of our annual sales and rental revenues during the first quarter and the highest portion during the fourth quarter of each year. This seasonality is primarily attributable to increased business activities of retailers, who comprise a significant percentage of our rental customer base and who need additional portable storage units to store a higher level of inventory for the holiday season. Our retail customers usually return a significant portion of their rental units to us early in the following year, which results in lower fleet utilization rates for us during the first quarter of each year. In addition, we have traditionally realized higher rental revenue during the second and third quarters than during the first quarter. This seasonality can be attributed in part to our customers in the construction industry, whose demand for our products decreases during periods of adverse weather conditions.

Liquidity and Capital Resources

      Growing our business is capital intensive. Since inception, we have financed our growth through cash flow from operations, private equity offerings, borrowings under credit facilities and issuances of debt securities.

      Our operations provided net cash flow of $20.6 million in 2001, $16 million in 2000 and $15.5 million in 1999. The increase of operating cash flow from 1999 to 2001 is primarily attributable to the increase in our operations year over year. We use cash generated from operating income principally to support capital expenditures and acquisitions, make principal payments on debt, purchase inventory to support our growing sales revenues and make dividend payments to our preferred shareholders. As further discussed in the “Dividend Policy” section of this prospectus, our ability to pay dividends depends on a number of factors and is subject to various limitations. We currently do not anticipate paying dividends on our common stock and preferred stock that remain outstanding after this offering.

      Net cash used in investment activities was $77.2 million in 2001, $75.7 million in 2000 and $34.6 million in 1999. The increase in 2001 was primarily due to the $64.9 million we used to acquire Raven Hire in November 2001, our largest acquisition to date. In 2000, our increase of $41.1 million in investment activities over the previous year was due to both an increase in equipment purchases as a result of increasing demand for our products and favorable procurement conditions, and an increase in acquisition activity over the prior year.

      Net cash provided by financing activities was $57.2 million in 2001, $60.8 million in 2000 and $19 million in 1999. During 2001, we derived net cash provided by financing activities from borrowings under our credit agreement, proceeds from the issuance of subordinated debt and proceeds from the issuance of our common stock. We used these amounts primarily to acquire Raven Hire in November 2001 and fund the growth of our rental fleet. During 2000, net cash provided by financing activities was derived primarily from borrowings under a new credit agreement and proceeds from the issuance of our subordinated debt and, to a lesser extent, the sale of our common stock and Series B Preferred Stock. We used these proceeds primarily to fund the growth of our rental fleet, retire a $60 million credit agreement, redeem and repurchase shares of our preferred stock and repurchase shares of our common stock in connection with our recapitalization. During 1999, we derived net cash provided by financing activities from borrowings under a $60 million credit facility and primarily used the proceeds to fund the growth of our rental fleet and repurchase some of our preferred stock.

      Our principal source of liquidity over the last two years has been our current senior credit facility, consisting of the following components:

•	a $60 million revolving line of credit, a portion of which is available to Mobile Storage (U.K.) Limited for loans denominated in British pounds;

•	a $55 million in Term A loan;

•	a $35 million in Term B loan; and

•	a $10 million in Term B loan, which is denominated in British pounds and is to be used for our operations in the U.K.

      As of December 31, 2001, we had $32 million of borrowing capacity available under our senior credit facility, and had approximately $94.2 million in term loans outstanding. Borrowings under our senior credit facility are secured by substantially all of our assets. The credit facility also places various restrictions on us, including, but not limited to, limitations on our ability to incur additional debt, limitations on capital expenditures and limitations on dividends we can pay to shareholders, and requires us to meet specific financial ratios and stated minimum quarterly utilization rates on our rental fleet. During the first and second quarters of 2001, we failed to comply with the fixed charge coverage ratio set forth in our credit facility. Our lenders waived the non-compliance. We were in full compliance with all of the restrictions and requirements under this credit facility as of December 31, 2001. The senior credit facility is not subject to a prepayment penalty.

      The interest rate on our senior credit facility currently ranges from 3% to 3.75% over LIBOR and varies depending on our leverage ratio. During 2001, our interest rate averaged 7%. Any borrowings under the revolving lines of credit are due June 30, 2005. The Term A loan is due in quarterly principal payments of $2.5 million, increasing to $3.4 million per quarter in September 2002 and $4.4 million per quarter in September 2004 through June 30, 2005. The Term B loans denominated in U.S. dollars are due in quarterly principal payments of $38,000, with the balance due June 30, 2006. The Term B loans denominated in British pounds are due in quarterly principal payments of $25,000, with the balance due June 30, 2006.

      In June 2000, we issued $25 million in Subordinated Notes to The Northwestern Mutual Life Insurance Company and Capital d’Amerique CDPQ Inc. In November 2001, we issued an additional $55 million in Subordinated Notes to our existing note holders, John Hancock Life Insurance Company and its affiliates and New York Life Insurance Company. The Subordinated Notes are due June 29, 2010 and bear interest at 12% per annum, payable on June 30th and December 30th of each year. In addition, on December 30, 2008, we are required to make a principal payment on the Subordinated Notes in an amount equal to $50 for each $1,000 principal amount of the notes then outstanding.

      Our Subordinated Notes are not redeemable prior to June 29, 2005, after which time the notes will be redeemable at any time at our option, in whole or in part, at various redemption prices as set forth in our subordinated note agreement, plus accrued and unpaid interest, if any, to the date of redemption. However, at any time prior to June 29, 2005, we may redeem our outstanding Subordinated Notes in whole or in part with the net proceeds of one or more public offerings of our common stock, at a redemption price of 105% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption. The subordinated note agreement relating to our Subordinated Notes places various restrictions on us, including, but not limited to, limits on our ability to pay dividends or distributions on capital stock or repurchase capital stock and incur additional indebtedness under certain circumstances, and contains other covenants that could have an impact on our business. We were in full compliance with all of the covenants and restrictions set forth in the subordinated note agreement as of December 31, 2001.

		2003
		through	After
Contractual Obligations	2002	2005	2005	Total

	(Payments due by period, in thousands)
Notes payable	$17,560	$42,461	$63,635	$123,656
Capital lease obligations	4,613	5,821	2,710	13,144
Senior subordinated notes	—	—	80,000	80,000
Redeemable convertible preferred	800	400	4,784	5,984
Operating lease obligations	2,588	5,202	1,219	9,009

Total contractual cash obligations	$25,561	$53,884	$152,348	$231,793

      We believe that our working capital, together with our cash flow from operations, borrowings under our senior credit facility and the net proceeds raised by the sale of common stock offered by this prospectus, will be sufficient to fund our operations and growth for the 12 months following this offering. Thereafter, we believe we may need additional debt or equity financing to maintain our historical growth rates.

Inflation

      Although we cannot accurately anticipate the effect of inflation on our business operations, we do not believe that inflation has had, or is likely in the foreseeable future to have, a material adverse impact on our net sales or results of operations.

Quantitative and Qualitative Disclosure About Market Risk

      We are exposed to market risk from changes in interest rates applicable to our senior credit facility and from fluctuations in foreign currency exchange rates as a result of our operations outside of the U.S.

      Outstanding balances under our senior credit facility bear interest at a variable rate based on a margin over LIBOR. Given the amounts outstanding at December 31, 2001, a 1% increase in LIBOR would increase our net interest expense by approximately $1.3 million on an annual basis, and likewise would decrease both earnings and cash flow for that annual period. To reduce the effects of increases in LIBOR on our interest expense, we entered into an interest rate swap agreement with a financial institution in October 2000, to provide a hedge against a portion of the risks associated with interest rate volatility. We will continue to be exposed to such risks to the extent they are not hedged. The agreement has a notional principal amount of $25 million and matures in October 2002. The swap requires us to pay fixed rates of 6.6% and receive in return amounts calculated based on three-month LIBOR. The aggregate fair value of our swap arrangement at December 31, 2001 was a liability of $1.1 million. Changes in the fair value of our swap arrangement are recorded in other comprehensive income.

      We seek to reduce earnings and cash flow volatility associated with changes in interest rates through a financial arrangement intended to provide a hedge against a portion of the risks associated with such volatility. The interest rate swap agreement is the only instrument we use to manage interest rate fluctuations affecting our senior credit facility. We entered into this derivative financial arrangement for the purpose of meeting the objective described above and not for speculative purposes. Our management continually monitors interest rates and trends in rates and will from time to time evaluate the advisability of entering into additional derivative transactions to hedge our interest rate risk. We cannot predict market fluctuations in interest rates and their impact on our senior credit facility. As such, our operating results in the future may differ materially from estimated results due to adverse changes in interest rates.

      We are also subject to market risk resulting from fluctuations in foreign currency exchange rates as a result of our operations outside of the U.S. In 2001, we derived approximately 17% of our total revenues from our operations in the U.K. We anticipate that revenues from operations outside of the U.S. will account for an increasing portion of our consolidated revenues in 2002 and may continue to increase as we further develop and expand our business operations overseas. Currently, revenues and expenses of our operating subsidiaries in the U.K., are conducted in the British pound. As a result, we are exposed to market risks related to foreign currency exchange rate fluctuations. For instance, a strengthening of the U.S. dollar against the British pound could reduce the amount of cash and income we receive and recognize from our U.K. subsidiaries. We also recognize foreign currency gains or losses arising from our operations in the U.K. on weighted average rates of exchange in the period incurred and translate assets and liabilities of these operations into U.S. dollars based on year-end foreign currency exchange rates, both of which are subject to currency fluctuations between the U.S. dollar and the British pound. As foreign exchange rates vary, our results from operations and profitability may be adversely affected.

      As of December 31, 2001, the effect of foreign currency exchange rate fluctuations between the U.S. dollar and the British pound on our operating results for the fiscal year then ended was not material. We cannot predict the effects of exchange rate fluctuations on our future operating results because of the potential volatility of currency exchange rates. We do not currently engage in foreign currency exchange hedging transactions to manage our foreign currency exposure. If and when we do engage in foreign currency exchange hedging transactions, we cannot assure you that our strategies will adequately protect our operating results from the effects of exchange rate fluctuations.

BUSINESS

       We are a leading international provider of portable storage solutions, with a rental fleet of over 83,000 units and 78 locations throughout the U.S. and U.K. We rent and sell portable storage containers, over-the-road trailers for storage and transportation and portable office units. Our diversified customer base of over 75,000 businesses includes large national and small local companies in the construction, retail, transportation, commercial, government and entertainment sectors. Our customers use our portable storage solutions for a variety of purposes, including storing and transporting inventory, equipment and documents and providing temporary office space. We had total revenues of $120.4 million and income from operations of $32.7 million in 2001. On a pro forma basis, taking into account our acquisition of Raven Hire in November 2001, we had total revenues of $149.9 million and income from operations of $42.0 million in 2001.

      Our objective is to be a leading provider of portable storage solutions in each market in which we operate. We have achieved substantial revenue and profitability growth by supplementing our strong internal growth with accretive acquisitions. Our revenues increased from $26.4 million in 1997 to $120.4 million in 2001, representing a CAGR of 46.2%. Over this same period, our income from operations increased from $6.7 million to $32.7 million, representing a CAGR of 48.4%, and our operating margins have increased from 25.6% to 27.2%.

      The 66 acquisitions that we have completed since 1989 have supported our growth, provided us with extensive experience in acquiring and integrating companies, added key management depth and developed our reputation as a leading acquirer of portable storage businesses. We believe that our experience, infrastructure and scope of operations position us to compete successfully and play a leading role in the continuing consolidation of the portable storage industry.

Industry Overview

      The storage industry includes two primary segments: fixed-site self-storage and portable storage. Whereas fixed-site self-storage is used primarily by individuals for the temporary storage of household items at a permanent facility, portable storage brings secure, temporary storage to a customer’s location and is used primarily by businesses.

      Portable storage offers its users a flexible, cost-effective and convenient alternative to permanent warehouse space and fixed-site self-storage. During periods of increased business activity, portable storage offers additional space for storage of higher levels of inventory, equipment or other goods. During periods of economic contraction portable storage provides companies with a way to address storage needs while controlling capital expenditures and operating costs. Growth of the portable storage market is being driven primarily by trends towards outsourcing of non-core business functions, reduction of investment in non-core assets and continuing implementation of just-in-time inventory management.

      The portable storage industry is highly fragmented and remains mostly local in nature. We estimate that there are over 2,000 local and regional portable storage rental companies in the U.S. and over 300 such companies in the U.K. Most of these are family-run operations with fleet sizes of 500 units or fewer. We believe that a local presence is critical as decisions to use portable storage have historically been made at the local level based on personal relationships, customer service, delivery speed and price.

      As awareness and usage of portable storage products has increased, we have also observed that regional and national customers are increasingly centralizing their procurement decisions. These customers seek portable storage providers with national presence, breadth and quality of product selection, centralized sales and customer service capabilities and management information tools that provide real-time tracking capability, in addition to the ability to provide delivery and service quickly and on short notice. We believe that the demand for national providers of portable storage will be a leading driver of the continuing consolidation of the industry.

Our Competitive Strengths

      We believe that we are well-positioned to compete on a local and national basis, while continuing to maintain strong returns on investment. Our national presence in both the U.S. and the U.K., our experienced management team, our management information systems, our ability to purchase containers at low cost and our focus on customer service are the primary competitive advantages that support our performance.

•	Extensive Geographic Coverage and Scale. We believe that we are one of the largest and most profitable participants in the portable storage industry. We are the only company in the industry with operations that are national in scope in both the U.S. and the U.K., and we believe our fleet of more than 83,000 units is the largest in the industry. We believe our size supports substantial economies of scale. For example, we believe that the scale of our operations allows us to convert, modify and refurbish containers at a lower cost than our smaller competitors. In addition, our market position allows us to establish relationships with a diverse group of customers. We believe that this diversity reduces our susceptibility to economic downturns. In addition, our nationally coordinated sales and marketing efforts allow us to appeal to potential customers who have not previously used our storage products.

•	Proven Operating Expertise. We have delivered consistently strong returns on invested capital while rapidly expanding our business. Our Adjusted EBITDA Return on Rental Fleet and Goodwill has been greater than 21% in each of the last five years. Our financial results are driven by our ability to maintain high rental fleet utilization while also controlling our operating costs. Our average annual rental fleet utilization has been between 82% and 89% in each of the last five years. We have also made substantial investments in our management information systems, including RentalManTM, which allows us to monitor on a real-time basis the product mix, utilization and reservation levels of our rental fleet at every location.

•	Low-Cost Purchasing. We are able to purchase equipment at favorable prices and terms given our position as one of the world’s largest buyers of containers. With many locations positioned near major seaports or trade routes, we offer our suppliers flexibility and convenience in terms of where we are able to take delivery of containers and trailers, resulting in further savings. As a reflection of the strength of our supplier relationships, some suppliers allow us to enter into consignment arrangements whereby we take delivery of equipment without paying for the equipment until it is rented or sold.

•	Focus On Customer Service. We are committed to providing superior levels of service to our more than 75,000 customers. Our investment in local, regional and national operating infrastructure is designed to ensure that we are able to react quickly and satisfy customer needs. On the local level, our facilities have the inventory and the equipment to supply and deliver the products and services our customers want, where they want it, generally on a same-day or next-day basis. On the regional level, our hubs provide our branches with logistical support so they can maintain and deliver a wider range of products and services than they could as freestanding facilities. On the national level, our administrative support services and management information systems enhance levels of service by enabling us to access real-time information on product availability, customer reservations, existing rentals and rates at any of our hubs and branches.

Well-Positioned for Continued Growth

      We believe that our multi-regional capability, management team and information systems position us to benefit from the increasing customer demand for centralized servicing, and to lead the consolidation of the industry going forward.

•	National Accounts Program. Our national presence in the U.S. and the U.K. allows us to offer our products to larger customers who wish to centralize their procurement of portable storage on a multi-regional or national basis. We are well equipped to meet multi-regional customers’ needs through our National Accounts Program, which simplifies the procurement and rental process for those customers. Introduced in 1999, our National Accounts Program currently serves 65 customers. We also provide our national accounts customers with access to a proprietary extranet system that allows them to view their rental status on a location and unit basis in real time.

•	Extensive Acquisition Experience.

•	Our senior management team is experienced in the rental and storage business and has successfully acquired and integrated 66 acquisitions since 1989. We believe we have developed a favorable reputation as a disciplined acquirer of businesses in the industry. We have also established an operating structure of nine regional managers and a centralized support services group in both the U.S. and the U.K. to facilitate integration of acquisitions.

•	In addition, RentalManTM allows us to integrate acquisitions quickly, generally in three weeks or less from a systems and back office perspective. We believe our management information systems provide a powerful, stable platform for future growth and have the capacity to handle the integration of acquired business for the foreseeable future.

Our Strategy

      Our objective is to be a leading provider of portable storage solutions in each of the geographic markets in which we operate. To date, we have focused on establishing the scale and broad geographic coverage of our hub and branch network that we believe provides the foundation for our future growth. The key elements of our strategy are to increase our penetration of existing markets and continue to expand our geographic presence.

•	Increasing Our Penetration of Existing Markets. We focus on achieving high levels of internal growth in our existing geographic markets, especially in our core rental business, which generates recurring earnings and results in higher margins than our sales business. Our rental revenue growth has been strong. Our internal growth rate has averaged approximately 23% per year for the past five years. We drive this growth by increasing market awareness of the availability and benefits of portable storage, introducing new products and services and making complementary “in-market” acquisitions of smaller portable storage companies.

•	Increasing Market Awareness. Our marketing efforts create awareness of the availability of our portable storage solutions and contribute significantly to our growth. We have traditionally relied on local yellow pages advertising, prominent branding of our equipment and, to a lesser extent, telemarketing, targeted mailings, trade shows and other advertising to increase awareness of our products. As we identified the potential for multi-regional and national accounts with larger customers, we created the National Accounts Program to focus on developing those relationships. Having achieved national coverage in both the U.S. and U.K., we intend to increase our marketing efforts aggressively. We believe that the diversity of our customers demonstrates the broad range of applications for our products and highlights an opportunity to create future demand through targeted marketing and advertisements.

•	Introducing New Products and Services. From time to time, we introduce new product lines and introduce existing product lines to new industry sectors. We intend to continue to introduce new products and services as a part of our overall growth strategy. As an example, we introduced a 24-foot storage container to the construction industry for use in storing sections of pipe that comes only in 21-foot lengths. In 1999, we unveiled a newly manufactured product called Tunnel-Tainer®, a 40-foot long, all-steel container with swing doors on both ends for easy accessibility, which has proven to be a popular product with our customers. Utilizing our suppliers’ manufacturing abilities and our own in-house modification capabilities, we believe we can continue to introduce new and innovative storage, office and other portable storage solutions to the marketplace to meet the demands of our customers.

•	“In-Market” Acquisitions. We actively pursue acquisitions of companies whose operations will be wholly integrated into one of our established branches. In a typical “in-market” acquisition, we acquire a company’s containers and customer list and eliminate operational inefficiencies. These acquisitions are attractive because:

•	we immediately increase our customer base and add existing revenue-generating relationships;

•	we integrate in-market acquisitions quickly, usually in three weeks or less; and

•	we typically achieve substantial overhead reductions through elimination of operational inefficiencies, resulting in cost savings.

•	Expanding Our Geographic Presence. We plan to continue our expansion into new markets in the U.S. and internationally by opening new branches and by acquiring portable storage businesses. When feasible, we will enter a new market through an acquisition because of advantages associated with acquiring an existing customer base. Because our rental business results in recurring earnings and in higher margins than our sales business, we are focused mainly on acquiring equipment rental companies. In evaluating and implementing our expansion strategy, we identify new markets, typically in or around metropolitan areas, where we believe awareness of the availability of our portable storage solutions may be less-developed, but where we believe there is potentially high demand for portable storage solutions. Most of these markets are served mainly by small, local competitors.

•	U.S. Opportunities. We focus on expanding our U.S. operations by acquiring businesses in densely populated metropolitan centers. Currently, we are seeking to extend our presence into markets in the Southeast and Midwest that we do not serve.

•	International Opportunities. We believe that the international markets for the rental and sale of portable storage containers have grown rapidly over the last few years, and that they are also fragmented and characterized by a prevalence of small local operators. We believe that there are attractive opportunities in overseas markets to make selective acquisitions, and we intend to pursue such acquisitions as part of our growth strategy.

Products and Services

      We rent to our customers a broad range of storage units, which are designed to be easily moved but are not intended to transport cargo. We also offer cartage trailers, which are used to transport cargo generally within a 100-mile radius of our locations, and portable office units. We obtain our fleet of equipment by purchasing new equipment from manufacturers and by purchasing used storage units and cartage trailers from marine cargo and trailer leasing companies. We have entered into short-term as well as long-term supply agreements with some of our suppliers, including Textainer Equipment Management (U.S.) Limited, and we also procure equipment in the open market at market prices. We paint and modify our equipment for temporary or permanent storage. We complement our core rental business by selling equipment to both rental and non-rental customers.

      The following provides an overview of our products and services:

•	Storage Container Rental. Our storage containers vary in size from 10 feet to 40 feet in length, with 20-foot and 40-foot length containers being the most common. Our standard storage containers are eight feet wide and eight and one-half feet high. We have also complemented our mix of storage containers with 24-foot length containers and Tunnel-Tainers®, a 40-foot long, steel container with swing doors on each end for easy accessibility.

•	Storage Trailer Rental. Our storage trailers are cartage trailers that are no longer used for transportation and are similar to our storage containers, except that storage trailers are raised off of the ground. We generally offer storage trailers in lengths of 28 feet to 45 feet.

•	Portable Office Units for Rental. We purchase new and used containers of varying sizes, which we then modify, repair, if necessary, paint and convert into portable office units for rent. We also purchase pre-built modular offices, which require little or no modification, for rent as portable office units. These office units range from 10 feet to 60 feet in length, and most include air conditioning and heating, phone jacks, tiled floors, secure doors, windows and electrical wiring.

•	Cartage Trailer Rental. Our fleet of cartage trailers is comprised of new and used over-the-road trailers of varying sizes, ranging from 28 feet to 53 feet in length, with 45-foot and 48-foot length trailers being the most common. Unlike storage units, our customers use cartage trailers to transport cargo. Our customers generally pick up these trailers at our branch locations, attaching their own trucks to the trailers, and return the trailers to the location where they were rented. Our cartage trailers are fully licensed by appropriate authorities.

•	Equipment Sales. To complement our core rental business, we sell equipment to both rental and non-rental customers. Generally, we purchase equipment from our vendors directly for resale. The equipment is refurbished, if required, and modified according to customer specifications. Buying equipment directly for resale adds scale to our purchasing, which is beneficial to our overall supplier relationships. In the normal course of managing our business, we also sometimes sell used equipment directly from our rental fleet for use as storage warehouses. The sale of these in-fleet units has historically been a cost-effective method of replenishing and upgrading our rental fleet.

•	Container Modifications. Although the majority of our equipment sales involve little or no modification, modifying or customizing units for sale represents a growing share of our equipment sale business. Modifications requested by our customers range from simple installation of shelves to more substantive conversions of units into finished, portable, insulated, air-conditioned office units, typically for use at construction sites and by governmental agencies. Container modifications provide additional revenues, and we believe these services broaden our customer base.

•	Delivery, Pick-up and Repositioning of Storage Units and Portable Office Units. We deliver our storage units and portable office units directly to our customers’ premises using specialized delivery vehicles and charge our customers a delivery and pick-up fee. Once our storage units and portable office units are placed on our customers’ sites, we can reposition them using specialized vehicles. Our vehicles are fully licensed by appropriate authorities.

•	On-site Storage. We rent storage units for storage of customer property at our hubs and branches. We offer this on-site storage to provide convenience for our customers.

Facilities and Operations

      We operate with a hub and branch structure to minimize capital investment, lower operating costs, increase utilization rates and provide a breadth of storage solutions to customers. Our geographic proximity to customers generally permits us to meet their needs for short delivery times and services. Our operations include 10 hub locations, which support 68 branches and agent service centers located throughout the U.S. and the U.K.

      Although our hubs conduct the same rental and sales functions as our branches, our hubs possess greater operational capability than our branches. Each of our hubs serves as the primary procurement, modification and maintenance center and as the major sales inventory and rental fleet storage area for branches located within its territory. A hub typically has a rental fleet of between 2,000 and 10,000 portable units, while a branch location’s rental fleet typically contains between 750 and 4,000 portable units. Situated near potential customers, our branches serve as customer service centers that allow for convenient delivery of our portable storage products to our customers. They also provide us with the ability to establish and maintain local offices capable of meeting the needs of any walk-in business. We believe our branch locations, supported by our hubs, enable us to better respond to the conditions of each local marketplace and to compete more effectively.

      Our U.S. network of six hubs and 50 branch locations, each within a reasonable distance of a hub, operates a rental fleet of approximately 54,000 units. Our U.S. hubs are located in the following cities:

•	Atlanta, Georgia;

•	Austin, Texas;

•	Chicago, Illinois;

•	Gardena, California (near Los Angeles);

•	San Leandro, California (near San Francisco); and

•	South Plainfield, New Jersey (near New York City).

      Our U.K. network of four hubs and 18 branch locations operates a rental fleet of approximately 29,000 units. Our U.K. hubs are situated in:

•	Bridgend, Wales;

•	Liverpool, England;

•	Middlesbrough, England; and

•	Glasgow, Scotland.

      We occasionally use agency arrangements to facilitate our national expansion plans. In a typical agency arrangement, an independent contractor, typically in a similar business, stores, delivers and retrieves our equipment in return for delivery and pick-up fees and commissions on revenues. We believe that agencies, which typically have a rental fleet of 100 to 300 units, are a cost-effective way of expanding into a new region with limited capital expenditure. When a critical level of leasing and sales volume are attained, we review our agency relationships to determine if a stand-alone operation or an acquisition would be advantageous. Agency agreements are typically renewable annually and cancelable upon 60 days’ notice prior to their applicable renewal dates. Thirteen of our U.S. branch locations operate as agencies. As of December 31, 2001, approximately 691 containers, storage trailers and cartage trailers from our fleet were rented to customers under agency arrangements.

Customers

      As of December 31, 2001, we had approximately 75,000 active customer accounts across a diverse base of industries. Our customers include:

•	retailers;

•	construction developers;

•	contractors and subcontractors;

•	transportation and sanitation companies;

•	agricultural companies;

•	petrochemical companies;

•	government entities;

•	commercial service providers;

•	entertainment companies;

•	food and beverage producers;

•	hospitality and gaming service companies;

•	school districts;

•	fire, police and forestry departments;

•	military installations; and

•	park and recreational departments.

      From January 1, 2002 to March 1, 2002, we have added on average more than 210 new customers per week in the U.S. and 80 new customers per week in the U.K. Our top 10 customers generated 9% of our total revenues in 2001, with no single customer accounting for more than 4%.

      Our U.S. rental and sales revenues in 2001 were derived from the following customer mix:

Customer Mix — Rentals (as a % of U.S. 2001 Rental Revenues)
Customer Mix — Sales (as a % of U.S. 2001 Sales Revenues)

      Our storage unit customers include, among others, retail chains, which often rent our units to accommodate seasonal inventory peaks, and commercial service providers and construction contractors, who use our units to store equipment and materials at job sites. Restaurateurs and grocers are among those who use refrigerated storage units for perishable or dry foods. Government and military entities are also frequent customers who utilize storage containers for various purposes from storing records and office supplies to shipping munitions. Other customers include small retailers, the entertainment industry, churches, schools and individuals.

      Most of our cartage trailer customers are related to the transportation industry and include small and medium-sized trucking companies, local and national service providers and large manufacturers that require logistical support. Many of our products are used to fill the temporary storage needs of our customers, so our customer mix changes throughout the year.

Sales and Marketing

      Our sales and marketing team consists of 135 sales persons plus a national accounts department of four individuals. Our branch managers also actively participate in the sales process. The sales and marketing team receives support from our support services group, which handles all billing, collections and other support functions, allowing our sales personnel to focus on customer needs. Members of our sales group act as our primary customer service representatives and are responsible for fielding calls, processing credit applications, quoting prices and processing orders. Our marketing group is primarily responsible for coordinating direct mail and other advertising efforts, producing company literature and creating promotional sales tools.

      Our marketing efforts focus primarily on positioning us as a high-quality provider of temporary and permanent storage solutions on a national scale in the U.S. and the U.K. Our marketing emphasizes the cost-savings of using our products rather than constructing temporary or permanent storage facilities. We market our services through a number of promotional vehicles, including the yellow pages, direct mail, telemarketing, trade shows and limited advertising in non-trade publications.

      The development of our marketing programs illustrates the dynamic nature of our management process. Branch managers, regional vice presidents and senior management all participate in the development of branch-by-branch marketing strategies, forecasts of the demand for different products and creation of overall corporate budgets. Our branch managers determine the timing, content and target audience of direct mailings, specials and promotional offers, while our corporate office manages the marketing process to ensure consistency of our message, achieve economies of scale and relieve our local branches of some of the administrative burdens incident to the sales and marketing efforts. We believe that this focused approach to marketing is consistent with the local nature of the business and allows each branch to employ a customized marketing plan that fosters growth within its market.

      Our RentalManTM management information systems also provide critical information to help us track and manage the effectiveness of our marketing efforts. Using RentalManTM, we compile marketing reports on a weekly basis and distribute them to our branches so that branch managers can track progress against targeted goals. We believe that these reports are an important tool that enables us to identify and respond quickly and effectively to market trends.

      In an effort to further develop our relationships with multi-regional and national customers who wish to centralize their procurement of portable storage products, in 1999 we implemented the National Account Program, under which we enter into national agreements with customers such as Home Depot, Inc. and Target Corporation to provide them with a single contact for nationwide account servicing and guaranteed pricing. All of our national accounts customers have the ability to access our extranet and view the status of their rental units on a location and unit basis in real time. We believe that the National Accounts Program has been extremely well-received. The number of our national accounts has grown since 1999 to 65 customers. In 2001, our revenues from national accounts exceeded $6.6 million.

      To further augment our marketing efforts, we recently established a strategic relationship with United Rentals, Inc., who has designated us as a preferred vendor of storage units. Through this exclusive relationship, United Rentals, Inc. will offer our storage units through its retail networks of over 800 locations to its customers, generally in return for a commission on rentals.

Billing, Damage Waiver and Collection

      We manage our billing process centrally at our La Crescenta headquarters for our operations in the U.S. and at our Middlesbrough office for our operations in the U.K. We generally bill our U.S. customers in advance on a 28-day cycle and our U.K. customers monthly in arrears. New customers are billed for our damage-loss waiver upon renting a unit. Our minimum rental period varies from product to product. The minimum rental period for our storage units is 28 days, while the minimum rental period for our cartage trailers is one day. The average rental term for our storage units is approximately 280 days, while the average rental term for our cartage trailers is approximately 120 days. For customers renting equipment for fractional cycles in excess of one cycle, the branch may choose to pro-rate the rental fee retroactively in order to accommodate the customer. Delinquent accounts are charged late fees in line with standard industry practice. Bad debt expense represented only 0.4% of total revenues in 2001 and did not exceed 2% in any year between 1997 and 2000.

Competition

      The portable storage industry is highly fragmented, with numerous participants at the local level. We believe that participants in our industry compete on the basis of customer relationships, customer service, delivery speed, breadth and quality of equipment selection and price. Our primary competitors include lessors of storage units, cartage trailers and other structures used for temporary storage. Our primary competitors in the U.S. are Mobile Mini, Inc., National Trailer Storage and Williams Scotsman, Inc. Our primary competitors in the U.K. are Elliott Group, GE Modular Space, Speedy Space and Hewden Mobac.

      To a lesser degree, we also compete with fixed-site self-storage facilities, such as U-Haul International, Inc., Public Storage, Inc. and Shurgard Storage Centers, Inc.

Properties

      Corporate Headquarters. We maintain our headquarters in a 10,000 square foot facility in La Crescenta, California, which is approximately 15 miles north of downtown Los Angeles. Our executive, financial, accounting, legal, administrative, management information systems and human resources functions are located there. Our lease of the headquarters will expire in August 2002, but can be extended for two additional two-year terms.

      Hub and Branch Locations. We own properties located in Gardena, California; Fresno, California; Las Vegas, Nevada; Bridgend, Wales; and Manningtree, England. We lease all of our other locations, except those which are operated under an agency agreement. We believe that, if necessary, satisfactory alternative properties could be found for most locations at the end of the leases.

      The following tables provide details for our U.S. and U.K. facilities:

U.S. Facilities

		Property Size
Location	Ownership	(Acres, unless otherwise specified)

Headquarters
La Crescenta, California	Lease	10,000 sq. ft.
Hubs
Atlanta, Georgia	Lease	6.5
Austin, Texas	Lease	3.0
Chicago, Illinois	Lease	6.0
Gardena, California	Own	5.8
San Leandro, California	Lease	2.3
South Plainfield, New Jersey	Lease	10.5
Branches (excluding Agencies)
Bakersfield, California	Lease	2.5
Baltimore, Maryland	Lease	5.5
Berlin, New Jersey	Lease	3.0
Birmingham, Alabama	Lease	3.0
Boston, Massachusetts	Lease	10.0
Charleston, South Carolina	Lease	7.0
Columbia, South Carolina	Lease	5.0
Columbus, Ohio	Lease	3.0
Dallas, Texas	Lease	5.0
El Paso, Texas	Lease	5.0
Elkton, Maryland	Lease	2.0
Farmington, New Mexico	Lease	2.0
Fayetteville, North Carolina	Lease	5.0
Florence, South Carolina	Lease	5.7
Fresno, California	Own	3.5
Greenville, South Carolina	Lease	5.5
Harrisburg, Pennsylvania	Lease	4.0
Houston, Texas	Lease	10.5
Indianapolis, Indiana	Lease	4.0
Las Vegas, Nevada	Own	3.5
Miami, Florida	Lease	4.0

		Property Size
Location	Ownership	(Acres, unless otherwise specified)

Nashville, Tennessee	Lease	3.0
Oklahoma City, Oklahoma	Lease	1.8
Phoenix, Arizona	Lease	3.5
Portland, Maine	Lease	2.5
Providence, Rhode Island	Lease	1.0
Richmond, Virginia	Lease	8.0
Sacramento, California	Lease	3.2
Salt Lake City, Utah	Lease	3.3
San Antonio, Texas	Lease	7.0
San Bernardino, California	Lease	3.0
San Diego, California	Lease	3.5
Santa Maria, California	Lease	1.0
Seattle, Washington	Lease	3.0
Tampa, Florida	Lease	2.0
Tucson, Arizona	Lease	3.0
Tyler, Texas	Lease	7.0

U.K. Facilities

		Property Size
Location	Ownership	(Acres, unless otherwise specified)

Administrative
Middlesbrough, England	Lease	5,000 sq. ft.
Hubs
Bridgend, Wales	Own	2.0
Glasgow, Scotland	Lease	3.7
Liverpool, England	Lease	5.0
Middlesbrough, England	Lease	3.0
Branches
Manchester, England	Lease	2.0
Aylesbury, England	Lease	1.0
Belfast, Northern Ireland	Lease	0.5
Birmingham, England	Lease	1.5
Bridlington, England	Lease	1.0
Bristol, England	Lease	1.5
Carlise, England	Lease	0.5
Edinburgh, Scotland	Lease	0.5
Gravesend, England	Lease	1.2
Heysham, England	Lease	0.5
Immingham, England	Lease	1.0
Kinross, Scotland	Lease	1.0
Manningtree, England	Own	1.0
Nottingham, England	Lease	1.0
Sheffield, England	Lease	0.5
Southhampton, England	Lease	1.4

		Property Size
Location	Ownership	(Acres, unless otherwise specified)

Sunderland, England	Lease	4.0
Wakefield, England	Lease	2.0

Employees

      As of January 2002, we had approximately 700 employees, of whom approximately 420 are located in the U.S. and approximately 280 in the U.K.

      We have not had a work stoppage since our founding, and none of our personnel are represented under collective bargaining agreements with us. We believe we have good relations with our employees.

Environmental Matters

      We are subject to federal, state, local and foreign laws and regulations that govern, and impose liability for, activities and operations which may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for hazardous substances and other wastes. In the ordinary course of business, we use and generate substances that are regulated or may be hazardous under environmental laws. From time to time, our operations have resulted, or may result, in noncompliance with these laws. Environmental laws also may impose liability for activities (such as soil or groundwater contamination and off-site waste disposal) that occurred prior to the acquisition of our businesses.

      We have conducted preliminary environmental assessments on some of our owned and leased properties, primarily those acquired from Raven Hire. These assessments generally consist of an investigation of environmental conditions at the subject property (not including soil or groundwater sampling or analysis), as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. As a result of these property assessments, we have become aware that current or former operations or activities at some of our properties have not been or may not be in compliance with environmental laws, or may have resulted in soil and/or groundwater contamination. In this regard, certain such facilities are the subject of environmental investigations or remedial actions. Based on our past experience, the preliminary environmental assessments, and, in some cases, environmental insurance, we believe, although we cannot assure you, that these matters will not be material to our overall business or financial condition.

Legal Proceedings and Insurance

      We are a party to various legal proceedings arising in the normal course of our business. We carry insurance, subject to deductibles under the specific policies, to protect us against losses from legal claims. As of the date of this prospectus, we are not a party to any material legal proceedings nor, to our knowledge, is any material legal proceeding threatened against us.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth our directors, executive officers and key employees, their ages and the positions currently held by them:

Name	Age	Position

Ronald Valenta	43	Chief Executive Officer, President and Chairman of the Board of Directors
James Robertson	43	Executive Vice President, Interim Chief Financial Officer and Director
Kevin Mellifont	51	Chief Operating Officer and Director of Ravenstock MSG
Christopher Wilson	35	General Counsel and Assistant Secretary
Richard Skaar	59	Senior Vice President — Pacific Southwest Region, Mobile Storage
Christopher Wolpert	38	Senior Vice President — Pacific Northwest Region, Mobile Storage
Thomas Mullen	41	Regional Vice President — Northern Region, Mobile Storage
Robert Duven	38	Senior Vice President — Southwest Region, Mobile Storage
Les Quillet	43	Senior Vice President — Northeast Region, Mobile Storage
John Eaton	51	Operations Director, Ravenstock MSG
Paul Beckett	40	Regional Director — Southern Region, Ravenstock MSG
Neil Moss	39	Regional Director — Central Region, Ravenstock MSG
Joe Simpson	45	Regional Director — Scottish Region, Ravenstock MSG
Bernard Cranny	38	Regional Director — North East Region, Ravenstock MSG
Ronald Havner, Jr.	44	Director
Peter Macdonald	43	Director
Mark Monaco	36	Director
Donald McKay	56	Director
James Hunt	50	Director

      Ronald Valenta has served as our Chairman of the Board of Directors, Chief Executive Officer and President since March 2002, and has been the Chief Executive Officer and President of Mobile Storage since he co-founded Mobile Storage in 1988. Ernst & Young LLP recognized Mr. Valenta as one of its Entrepreneurs of the Year in 2000. From 1985 to 1989, Mr. Valenta was a Senior Vice President with Public Storage, Inc. From 1980 to 1985, Mr. Valenta was with the accounting firm of Arthur Andersen & Co. in Los Angeles. He graduated with a B.S. from Loyola Marymount University.

      James Robertson has served as our Director, Interim Chief Financial Officer and Executive Vice President since March 2002. Mr. Robertson has been a Director of Mobile Storage since he co-founded Mobile Storage in 1988 and has served as its Executive Vice President since December 2001 and as its Interim Chief Financial Officer of Mobile Storage since June 2001. From 1985 to 1989 Mr. Robertson was a Vice President with Public Storage, Inc. From 1981 to 1985, Mr. Robertson was with the accounting firm of Coopers and Lybrand in Los Angeles. Mr. Robertson graduated with a B.S. from Loyola Marymount University.

      Kevin Mellifont has served as our Chief Operating Officer since March 2002 and of Mobile Storage since 1998. From 1995 to 1997, he held the position of President of Greenbrier Rental Services and prior to that was the Vice President and General Manager of Transamerica Trailer Leasing, Inc. Mr. Mellifont attended St. John’s University in New York.

      Christopher Wilson has served as our General Counsel and Assistant Secretary since March 2002. Mr. Wilson has been the General Counsel and Assistant Secretary to Mobile Storage since February 2002. Prior to joining us, he practiced corporate law as an associate at Paul, Hastings, Janofsky & Walker LLP from 1998 to 2002 and at Manning, Marder & Wolfe from 1996 to 1998. Mr. Wilson graduated with a B.A. from Duke University in 1989 and a J.D. from Loyola Law School of Los Angeles in 1993.

      Richard Skaar has been the Senior Vice President — Pacific Southwest Region of Mobile Storage since 1997. He currently oversees the operations of Mobile Storage’s southwestern region and is responsible for the opening of many of our new locations. He joined Mobile Storage in 1993 as a branch manager. Prior to joining Mobile Storage, he was operations manager for a container and chassis refurbishing sales company on the West Coast. Mr. Skaar has over 30 years of experience in management and sales for rental, storage and transportation companies.

      Christopher Wolpert has been the Senior Vice President — Pacific Northwest Region of Mobile Storage since 1997. Mr. Wolpert has been with Mobile Storage since 1995. Prior to joining Mobile Storage, he was the Regional Sales Manager of Textainer Storage Services and a branch manager with Transamerica Trailer Leasing, Inc. Mr. Wolpert graduated from the University of California at Berkeley. Mr. Wolpert has been working in the rental, storage and transportation industry for over 11 years.

      Thomas Mullen has been the Regional Vice President — Northern Region of Mobile Storage since joining Mobile Storage in July 2001. Prior to joining Mobile Storage, he held various positions, including East Region Manager from 1999 to 2001, at National Trailer Storage, a division of a subsidiary of General Electric Capital Corporation. As the East Region Manager, he managed multiple branch operations and personnel and oversaw the purchase and integration of multiple acquisitions and start-up locations.

      Robert Duven has been the Senior Vice President — Southwest Region of Mobile Storage since December 2001. Mr. Duven assumed the position of branch manager of our South Plainfield, NJ facility in 1997 and in 1999 was promoted to Regional Vice President of the southwest region. Prior to joining Mobile Storage, he was the branch manager of Greenbrier Rental Services, a company acquired by us in 1997. Mr. Duven has been working in the rental, storage and transportation leasing industry for over 15 years.

      Les Quillet has been the Senior Vice President — Northeast Region of Mobile Storage since December 2001. Mr. Quillet joined Mobile Storage in 1998 as branch manager of its Baltimore facility. From 1995 to 1997, he was a branch manager of Greenbrier Rental Services, a company acquired by Mobile Storage in 1997. Mr. Quillet has worked in the transportation leasing industry for more than 20 years.

      John Eaton has been the U.K. Operations Director of Ravenstock MSG since 2000. From 1992 to 2000, Mr. Eaton was a partner and director of Container Sales and Hire, until we acquired that company in 2000. Mr. Eaton began his career in the construction industry in 1969. He formed E&R Building Contractors in 1978 and worked for Johnson Hire from 1984 to 1992.

      Paul Beckett has been the U.K. Regional Director, Southern Region of Ravenstock MSG since November 2001, when Mobile Storage acquired Raven Hire. Mr. Beckett joined Raven Hire in 1988 as a salesman and moved to Ipswich in 1989 to be a branch manager. In 1991, he became Regional Manager. Mr. Beckett has worked in the transport, shipping and leasing industries for 30 years.

      Neil Moss has been the U.K. Regional Director, Central Region of Ravenstock MSG since November 2001, when Mobile Storage acquired Raven Hire. Mr. Moss joined Raven Hire in 1993 as Regional Manager for the Central Region. Prior to that he worked for Elliott Workspace as a depot manager and prior to that he was a regional manager for a power tool company. He has been in the leasing industry all his working life, including the portable office industry for 12 years.

      Joe Simpson has been the U.K. Regional Director, Scottish Region of Ravenstock MSG since November 2001, when Mobile Storage acquired Raven Hire. He joined Raven Hire in December 1985 as a branch manager with the task of starting the Scottish region. Mr. Simpson has been in the transportation and leasing industry for 17 years.

      Bernard Cranny has been the U.K. Regional Director, North East Region of Ravenstock MSG since November 2001, when Mobile Storage acquired Raven Hire. Mr. Cranny joined Raven Hire in 1989 and has since held various positions within the company. In 1991, he served as a depot manager in the North East region and from 1998 through 2001, Mr. Cranny held the position of the North East Regional Sales Manager. Mr. Cranny has 13 years of experience in the leasing industry.

      Ronald Havner, Jr. has been a Director of Mobile Storage since 2000. He has served as one of our directors since March 2002. Since 1996, Mr. Havner has been Chairman, President and Chief Executive Officer of PS Business Parks, Inc., which is a national real estate investment trust listed on the American Stock Exchange and is one of the largest owners and operators of business parks in the United States. Prior to joining PS Business Parks, Mr. Havner was Senior Vice President and Chief Financial Officer of Public Storage, Inc. Mr. Havner received a BA in Economics from UCLA. He is a member of the AICPA, NAREIT and Urban Land Institute. Mr. Havner is also a director of Burnham Pacific Properties, Inc. and Business Machine Security, Inc.

      Peter Macdonald has been a Director of Mobile Storage since 2000. He is currently a Managing Director at Windward and has been with Windward since 1994, following a seven-year career with Credit Suisse First Boston’s mergers and acquisitions group, where he was a Vice President. Prior to joining Credit Suisse First Boston, Mr. Macdonald was a benefits consultant with The Wyatt Group. Mr. Macdonald earned his MBA from The University of Pennsylvania, The Wharton Graduate School of Business and is a graduate of the University of Southern California. He currently also serves on the board of directors of Meridian Automotive Systems, Inc., Financial Pacific Company, Monitronics International, Inc. and Hollister-Stier Laboratories LLC.

      Mark Monaco has been a Director of Mobile Storage since 2000. He has served as one of our directors since March 2002. He is currently a Managing Director at Windward and has been with Windward since 1996. Prior to joining Windward, Mr. Monaco was the director of finance and corporate development at Credit Suisse First Boston. From 1990 to 1995 he worked in the financial institutions group at Credit Suisse First Boston, where he was a Vice President. Mr. Monaco earned his MBA from The University of Pennsylvania, The Wharton Graduate School of Business and received his undergraduate degree from Harvard University. He currently also serves on the board of directors of Financial Pacific Company, Palace Entertainment, emag, LLC, Hollister-Stier Laboratories LLC and Retriever Payment Systems, Inc.

      James Hunt has been a Director of Mobile Storage since 2001. He has served as one of our directors since March 2002. Mr. Hunt has a broad background in financial management, including acquisition finance, portfolio acquisitions, finance and leasing company financing and other lease-related financing. He is the Managing Principal and Chairman of the Investment Committee of Bison Capital Structured Equity Partners, L.P., a provider of equity and equity-like investments to middle-market companies. Mr. Hunt retired in December 2000, as President of SunAmerica Corporate Finance and Executive Vice President of SunAmerica Investments, Inc. Prior to joining SunAmerica in 1990, he was responsible for acquisition finance with Marvin Davis, and he worked at Citicorp for over 14 years in a variety of leveraged lending, credit and finance positions. Mr. Hunt received a BBA degree in Economics from the University of Texas at El Paso (1972) and an MBA in finance and accounting from The University of Pennsylvania, The Wharton Graduate School of Business in 1975. Mr. Hunt is Senior Advisor to SunAmerica Investments, Inc. and a Director of Falcon Financial LLC, and also serves as the Chairman and a Director of Financial Pacific Company.

      Donald McKay has been a Director of Mobile Storage since 2001. He has served as one of our directors since March 2002. He is retired after 30 years with JC Penney Company, where he had served as Executive Vice President since 1995. He served as a member of JC Penney Company’s senior executive management committee and was also a member of the board of directors of JC Penney Company’s subsidiary, Eckerd Drug Stores and Direct Marketing Services. Mr. McKay received a Bachelor of Science degree in Finance from the University of Illinois in 1968.

Board Committees

      We have established an audit committee and a compensation committee. The audit committee reviews our internal accounting procedures and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The audit committee consists of Donald McKay (Chairman) and Ronald Havner. We are currently seeking an additional independent director who will be on our audit committee. The compensation committee administers our stock incentive and other employee benefit plans and is responsible for determining the compensation, including stock option grants, we provide to our executive officers. The compensation committee consists of James Hunt (Chairman), Peter Macdonald and Mark Monaco.

Classified Board of Directors; Officers

      Upon the closing of this offering, our Articles of Incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, before the closing of the offering, three of the nominees to the board will be elected to one-year terms, two will be elected to two-year terms and two will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. Peter Macdonald, Ronald Havner, Jr. and Donald McKay have been designated Class I directors whose term expires at the first annual meeting of shareholders held following the initial public offering. James Hunt and James Robertson have been designated Class II directors whose term expires at the second annual meeting of shareholders following the initial public offering. Ronald Valenta and Mark Monaco have been designated Class III directors whose terms expire at the third annual meeting of shareholders held following the initial public offering. With respect to each class, directors’ terms will be subject to the election and qualification of their successors, or their earlier death, resignation or removal. These provisions, when taken in conjunction with other provisions of our Articles of Incorporation authorizing the board of directors to fill vacant directorships, may delay a shareholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies with its own nominees.

      When we consummate our proposed reincorporation to the State of Delaware following the completion of this offering, our new Delaware certificate of incorporation will also contain provisions for a classified board of directors, which will implement the board structure described above.

      Our officers are appointed by our board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Compensation of Directors

      We reimburse our non-employee directors for all reasonable out-of-pocket expenses incurred in the performance of their duties as our directors. We also pay each of our non-employee directors $3,500 for each board of directors’ meeting such director attends.

Compensation Committee Interlocks And Insider Participation

      No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

      The following summary compensation table shows the compensation paid to our chief executive officer and each of our four most highly compensated executive officers other than our chief executive officer for the fiscal year ended December 31, 2001.

Summary Compensation Table

					Long-Term
					Compensation
	Annual Compensation				Payouts

				Other Annual	LTIP
		Salary	Bonus	Compensation	Payouts
Name and Principal Position	Year	($)	($)	(1)($)	(2)($)

Ronald Valenta	2001	202,000	—	8,412	—
Chief Executive Officer and President
Kevin Mellifont	2001	140,000	70,000	9,543	79,571
Chief Operating Officer
James Robertson	2001	100,000	50,000	15,231	—
Executive Vice President
Les Quillet	2001	48,000	88,190	15,253	11,739
Senior Vice President
Richard Skaar	2001	60,000	67,197	6,965	43,146
Senior Vice President

(1)	For each named executive officer, this amount represents $5,400 paid in respect of an automobile allowance and the remainder paid in respect of medical insurance coverage that is not available to employees generally.

(2)	For Mr. Mellifont, Mr. Quillet and Mr. Skaar, this amount represents the value of our common stock received in January 2001 in respect of the settlement of obligations owed to each of these executive officers under a terminated long-term incentive plan which provided for Series B Preferred Stock awards.

Option Grants in Last Fiscal Year

      We did not grant any options or stock appreciation rights to any of our executive officers named in the Summary Compensation Table during fiscal year 2001.

Option Exercises and Fiscal Year End Values

      The following table shows the aggregate number of shares underlying options exercised in fiscal year 2001 and the values of fiscal year end of outstanding options for our common stock, whether or not exercisable. We have not granted any stock appreciation rights to our executive officers.

Aggregated Option Exercises in Last Fiscal Year

And Fiscal Year End Option Values

Number of
			Securities	Value of
			Underlying	Unexercised
			Unexercised	In-The-Money
			Options/SARs	Options/SARs
			At Fiscal	At Fiscal
	Shares		Year-End (#)	Year-End ($)
	Acquired On	Value	Exercisable/	Exercisable/
Name	Exercise (#)	Realized ($)	Unexercisable	Unexercisable(1)

Ronald Valenta	—	—	—	—
Chief Executive Officer and President
Kevin Mellifont	—	—	1,000/0	346,450/0
Chief Operating Officer
James Robertson	—	—	—	—
Executive Vice President
Les Quillet	—	—	500/0	173,225/0
Senior Vice President
Richard Skaar	—	—	500/0	173,225/0
Senior Vice President

(1)	“Value of Unexercised In-the-Money Options” is the aggregate of the product of the number of unexercised options at fiscal year end multiplied by the difference between the option exercise price of $403.55 and the year-end market price of $750.

2002 Stock Incentive Plan

      On March 22, 2002, we adopted our 2002 Stock Incentive Plan, which we refer to as the 2002 Incentive Plan. The purpose of the 2002 Incentive Plan is to attract, retain and reward employees, directors, advisors and consultants and to strengthen the existing mutuality of interests between such persons and our shareholders. Stock options, restricted stock, performance shares and performance units may be granted under the 2002 Incentive Plan to our employees, directors (including directors who are not employees), advisors and consultants.

      General. We have reserved for issuance under the 2002 Incentive Plan a maximum of 13,049 shares of our common stock. No more than 20% of the shares reserved for issuance under the 2002 Incentive Plan may be issued pursuant to restricted stock, performance shares and performance unit awards. No 2002 Incentive Plan participant may be granted awards during any fiscal year which cover more than 3,500 shares of common stock. The foregoing limits, as well as the terms of awards granted under the 2002 Incentive Plan, are subject to appropriate adjustment upon the occurrence of certain corporate transactions or events. If any award granted under the 2002 Incentive Plan expires or is terminated for any reason, the shares of common stock underlying the award will again be available for issuance under the 2002 Incentive Plan. We have granted 7,096 nonqualified stock options under the 2002 Incentive Plan as of March 22, 2002.

      Awards. Both incentive stock options and non-qualified stock options to purchase our common stock may be granted under the 2002 Incentive Plan. Options granted under the 2002 Incentive Plan will have a per share exercise price that is at least equal to 85% of the fair market value of a share of our common stock on the date of grant. Restricted stock, performance shares and performance unit awards entitle participants to receive shares of our common stock or cash in respect of such shares. These awards may be conditioned on the achievement of performance goals and/or continued employment or service with us.

      Administration. The 2002 Incentive Plan will be administered by a committee consisting of not fewer than two members of our board of directors. The committee will be constituted to satisfy the provisions of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, and once we are subject to Section 162(m) of the Internal Revenue Code, it will be constituted to satisfy Section 162(m). The committee will interpret the 2002 Incentive Plan and may prescribe, amend and rescind rules and regulations relating thereto. The committee will determine the persons to whom awards will be granted, the number of shares subject to awards, and all the other terms and conditions of the awards, including terms governing vesting, exercisability and the method of payment of the award.

      Termination of Awards. Unless otherwise provided in an option agreement, if an optionee’s employment or service terminates for any reason other than cause, (i) options granted to such options, to the extent that they are exercisable at the time of such termination, will remain exercisable for thirty days (six months in the case of termination by reason of death or disability), or until such later date as is otherwise determined by the committee thereafter, and (ii) options granted to such optionee, to the extent that they were not exercisable at the time of such termination, will expire on the date of such termination. Unless the committee determines otherwise, if an optionee’s employment is terminated for cause, all outstanding options granted to such optionee will expire on the date of such termination. Generally, all other unvested awards granted under the 2002 Incentive Plan will be forfeited upon the termination of a participant’s employment or service.

      Change in Control. Unless otherwise determined by the committee, in the event of a change in control of the Company, unless awards are assumed or an equivalent award or right is substituted therefor, awards will become vested and exercisable and all restrictions relating thereto will lapse as of the date of the change in control.

      Amendment, Termination. Our board of directors may amend or terminate the 2002 Incentive Plan, except that an amendment will be subject to shareholder approval if required by applicable law.

2000 Stock Option Plan

      On July 28, 2000, we adopted our 2000 Stock Option Plan, which we refer to as the 2000 Option Plan. The purpose of the 2000 Option Plan is to enhance our long-term value by offering opportunities to our employees and directors to participate in our growth and success, and to encourage them to remain in our service and to acquire and maintain equity ownership in us through non-qualified stock options.

      General. As of March 22, 2002, options to purchase a total of 11,175 shares of our common stock were outstanding under the 2000 Option Plan. Each of those options has a per share exercise price of $403.55. On March 22, 2002, we accelerated the vesting of all stock options outstanding under the 2000 Option Plan. The modifications accelerate the vesting so that these stock options are fully vested and extended the contractual term of these options by six months. Shares of our common stock that may be acquired upon exercise of options granted under the 2000 Option Plan may not be sold, without our consent, until one year after the date of this prospectus. We will not make any additional option grants under the 2000 Option Plan. Any new option grants we make will be made under our 2002 Stock Incentive Plan.

      Administration. Our 2000 Option Plan is administered by the compensation committee of our board of directors. Our board determined the persons to whom options were granted, the number of shares subject to options, and the other terms and conditions of the options. The compensation committee interprets the 2000 Option Plan and may prescribe, amend and rescind rules and regulations relating to the 2000 Option Plan.

      Amendment, Termination. Our board of directors may amend or terminate the 2000 Option Plan, as it deems advisable.

Key Executive Long Term Incentive Bonus Plan

      On March 22, 2002, we adopted our Key Executive Long Term Incentive Bonus Plan, which we refer to as the LTIP. The purpose of the LTIP is to enable us to attract, retain and compensate our key employees. The LTIP provides for our key employees to receive cash bonuses based upon the achievement of performance goals.

      General. The LTIP provides for cash awards to be earned by LTIP participants based upon the achievement of performance goals over periods of at least one year and not in excess of three years. From and after the time we become subject to Section 162(m) of the Internal Revenue Code, the LTIP is designed to enable us to characterize the compensation paid under the LTIP as performance-based compensation. Section 162(m) limits the deductibility of certain compensation in excess of $1.0 million per year paid by a publicly held corporation to the following individuals who are employed as of the end of the corporation’s fiscal year: the chief executive officer and the four other most highly compensated executive officers. Compensation that qualifies as performance-based under Section 162(m) is not subject to the $1.0 million limit on deductibility described above.

      The LTIP will be administered by a committee consisting of not fewer than two members of our board of directors. The committee will be constituted to satisfy the provisions of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, and once we are subject to Section 162(m) of the Internal Revenue Code, it will be constituted to satisfy Section 162(m). The committee will interpret the LTIP and may prescribe, amend and rescind rules and regulations relating to the LTIP.

      Performance Objective Attainment Required for Award Payment. The LTIP provides for the payment of awards to participants if, and only to the extent that, objectives established by the committee are met with respect to the applicable performance period. Performance goals may be both objective and subjective.

      Performance Objectives. The committee will determine business and personal performance objectives, which we refer to as goals, in writing, before the lapse of 90 days after the commencement of the applicable performance period. The goals established by the committee will be based upon one or more of the following measurements:

•	earnings per share; net income (before and after taxes);

•	operating income;

•	earnings before all or any of interest, taxes, depreciation and/or amortization;

•	cash flow;

•	working capital;

•	return on equity; return on assets;

•	sales (net or gross);

•	earnings from continuing operations; or

•	any increase or decrease of one or more of the foregoing over a specified period.

The measurements may relate to our performance or the performance of one of our subsidiaries, business units, product lines, or any combination thereof. The subjective goals will measure an employee’s performance based upon mutually agreed upon personal objectives. Target goals will be assigned to participants and goals will include a threshold level of performance below which no award payment will be made and levels of performance at which specified percentages of the target award will be paid.

      Awards. All awards under the LTIP will be paid in cash. The maximum award payable to any participant with respect to any performance period is $2.0 million.

      Termination of Employment. Generally, a participant must be employed at the end of a performance period to receive an award in respect of the performance period. However, a participant whose employment terminates prior to the end of a performance period by reason of death, disability or an approved voluntary retirement will generally be entitled to receive (or his or her beneficiary, legal representative or estate will be entitled to receive) a pro rata award at the time awards relating to the performance period are payable to other LTIP participants in respect of the performance period. The award will be pro rated based upon the number of months completed prior to the termination of employment and will be paid based upon the performance achieved prior to the date of termination of employment.

      Change in Control. In the event of a change in control, each participant shall receive a pro rata payment in respect of awards relating to incomplete performance periods. Such awards will be pro rated based upon the number of months completed prior to the change in control and will be paid based upon assumed target performance.

      Amendment, Termination. Our board of directors or the committee may amend or terminate the LTIP, as it deems advisable. The LTIP will automatically terminate immediately after our annual meeting of shareholders in 2006 if our shareholders do not approve renewal of the LTIP at such meeting.

Employment Agreements

      We entered into three-year employment agreements with Mr. Valenta, Mr. Robertson and Mr. Mellifont in June 2000. We refer collectively to the employment agreements with Mr. Valenta, Mr. Robertson and Mr. Mellifont as the Employment Agreements. The terms and conditions of the Employment Agreements are substantially identical, except with respect to the annual base salary payable to and the responsibilities of the executive. Pursuant to the terms of the Employment Agreements, Mr. Valenta, Mr. Robertson and Mr. Mellifont are entitled to an annual base salary of $202,000, $100,000 and $140,000, respectively, and an annual discretionary bonus of up to 50% of base salary. The amount of bonus is determined by our board of directors based on targeted financial results and operational and strategic objectives. Mr. Valenta, Mr. Robertson and Mr. Mellifont are also entitled to participate in our 2002 Stock Incentive Plan, as well as customary benefits such as insurance coverage and participation in our 401(k) plan.

      The Employment Agreements also provide that if we terminate the executive’s employment on account of disability or if the executive terminates employment for “good reason”, the executive is entitled to continued insurance benefits for 18 months (or until he obtains new employment with comparable insurance coverage), continuation of base salary for 18 months and an annual bonus prorated to the date of termination. Each of these Employment Agreements provides that an executive has “good reason” to terminate employment if we materially breach our obligations under the Employment Agreement or for any other reason that the non-employee directors of the board determine to be “good reason.”

      If the executive’s employment terminates due to death, his designated successors are entitled to the executive’s accrued but unpaid compensation and unreimbursed expenses through the date of his death, base salary for 12 months, or until the expiration date of his Employment Agreement, whichever is shorter, and annual discretionary bonus, prorated to his date of death. In addition, the Employment Agreements provide that the executive’s family members who are participating in his insurance benefits will continue to receive such benefits for 6 months or until the expiration of his Employment Agreement, whichever is shorter.

      If the executive terminates employment without good reason or if we terminate his employment for cause or for breach of the non-competition or confidentiality provisions of the Employment Agreement, the executive will receive his accrued but unpaid compensation and unreimbursed expenses through the date of termination.

      In accordance with the terms of the Employment Agreements, the executive may not compete with us or solicit our employees during employment. This period may be extended up to April 2010 if the executive sells any of our securities to us or to any of our then-current shareholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

2000 Recapitalization

Overview

      In June 2000, we completed a recapitalization with our shareholders and members of our management which we refer to collectively as the Selling Group, Windward, and certain affiliates of Windward. We completed our recapitalization through a series of transactions, which started in April 2000 and culminated in our merger with an affiliate of Windward in June 2000. We refer to Windward, Windward Capital LP II, LLC, Windward/ MSG Co-Invest, LLC and Windward/ MSG Co-Invest II, LLC collectively as the Windward Group.

      The following, among other things, occurred in connection with our recapitalization:

•	the Windward Group acquired 106,150 shares of our common stock directly from shareholders holding a majority of our then outstanding shares of common stock;

•	the Windward Group purchased 17,750 shares of our newly issued common stock for approximately $7.16 million in cash;

•	we successfully completed an exchange offer with holders of our Series C 8.5% Cumulative Preferred Stock to exchange shares of Series C Preferred Stock for our shares of Series E Preferred Stock on a share-for-share basis;

•	we sold $25 million in principal amount of the Subordinated Notes and 6,881 shares of our common stock to two financial institutions, The Northwestern Mutual Life Insurance Company and Capital d’Amerique CDPQ Inc. At the time of our recapitalization, The Northwestern Mutual Life Insurance Company and Capital d’Amerique CDPQ Inc. were members of Windward/ MSG Co-Invest, LLC and acquired shares of our common stock through that entity;

•	we acquired all of the issued and outstanding ordinary stock of Mobile Storage (U.K.) Limited, which we refer to as MSUK, from Mr. Valenta and Mr. Robertson. Mr. Valenta and Mr. Robertson formed MSUK to pursue acquisitions in the U.K. on our behalf. The purchase price for MSUK’s outstanding ordinary stock was approximately $11.3 million, with Mr. Valenta receiving 85% of the total purchase price and Mr. Robertson receiving the remaining 15%;

•	we and MSUK entered into a $140 million senior secured credit facility with a syndicate of banks and other financial institutions. We used a portion of the proceeds from this senior secured credit facility to retire a $60 million credit facility from Union Bank of California; and

•	we entered into a management agreement with Windward Capital Management LLC, which we refer to as Windward Capital.

      In connection with our acquisition of Raven Hire in November 2001, the terms of the agreements governing the Subordinated Notes and the senior secured credit facility were amended and restated. See the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in this prospectus for a more detailed description of the agreement governing the Subordinated Notes and our senior secured credit facility.

      Prior to our recapitalization, the Selling Group owned 100% of our outstanding common stock. After our recapitalization, the Windward Group owned approximately 75% of our outstanding common stock and the Selling Group owned the remaining 25% of our outstanding common stock.

Investor Relationships

      We also entered into a management agreement, dated June 30, 2000, with Windward Capital. Under the terms of this agreement, we agreed to pay Windward Capital an annual management fee of $235,000 and to reimburse Windward Capital for expenses reasonably incurred by it for providing management services each year. The management agreement has an initial term of three years starting on June 30, 2000, and is thereafter renewed for successive one-year periods until our board of directors or Windward Capital gives written notice to terminate the agreement. In addition, we agreed to indemnify Windward Capital to the fullest extent permitted by law against certain claims, losses, damages, liabilities and expenses that may arise in connection with services provided to us under the management agreement. We paid an aggregate of approximately $2.68 million in 2000 and approximately $1.18 million in 2001 to Windward Capital for its financial advisory services and related costs and expenses. In 2000, we paid $2.35 million of these amounts in connection with Windward Capital’s role in arranging equity and mezzanine capital in the 2000 recapitalization. In 2001, we paid $900,000 of these amounts in connection with Windward Capital’s role in arranging equity and mezzanine capital for the acquisition of Raven Hire. On October 24, 2001, we amended the terms of the management agreement with Windward Capital and agreed to increase the annual management fee to $300,000 for calendar year 2001. The amendment also increases the management fee for calendar year 2002 to $311,000.

Shareholders Agreement

      We also entered into a shareholders agreement with Windward, Windward Capital LP II, LLC, Windward/ MSG Co-Invest LLC, some of our shareholders and members of our management in conjunction with our recapitalization. We refer to members of our management and their affiliates who are original parties to the shareholders agreement as the Management Shareholders. Windward/ MSG Co-Invest II, LLC became a party to the shareholders agreement in November 2001 in connection with our Raven Hire acquisition.

      The shareholders agreement contains various rights and restrictions relating to some of our shareholders’ ownership of our equity securities. The shareholders agreement grants demand registration rights to the Windward Group and the Management Shareholders, as well as piggyback registration rights to all shareholders who are parties to that agreement, after we complete an initial public offering of $25 million or more of our common stock. The shareholders agreement further provides that each person employed by us or by one of our subsidiaries who holds our common stock or any security convertible into common stock can also become a party to the shareholders agreement.

      The shareholders agreement will automatically terminate upon the closing of this offering except for certain provisions, including the registration rights granted to the Windward Group, the Management Shareholders and other shareholders who are parties to that agreement. Provisions of the shareholders agreement which survive the closing of this offering will be in effect until the earliest of:

•	April 4, 2010;

•	a sale of all or substantially all of our assets or equity interests to a third party;

•	approval of Windward, Windward/ MSG Co-Invest LLC, Windward/ MSG Co-Invest II, LLC and the Management Shareholders who own a majority of the outstanding shares of our common stock to terminate the agreement; or

•	subject to certain circumstances, when the Windward Group ceases to own at least 5% of the total outstanding number of shares of our common stock on a fully diluted basis.

The Raven Hire Acquisition

      In November 2001, we acquired Raven Hire, the second largest operator of portable storage and office units in the U.K. We effected this acquisition through our U.K. subsidiary, Freepeak Limited, which subsequently changed its name to Ravenstock MSG. To finance this acquisition, we sold:

•	investment units comprised of $55 million in aggregate principal amount of the Subordinated Notes and 14,604 shares of our common stock, whereby:

•	the Subordinated Notes were purchased by four financial institutions and their affiliates: The Northwestern Mutual Life Insurance Company, Capital d’Amerique CDPQ Inc., John Hancock Life Insurance Company and New York Life Insurance Company, which we refer to collectively as the Financing Syndicate;

•	3,983 shares of our common stock were purchased by Windward/ MSG Co-Invest LLC, to hold for the benefit of its sole member, The Northwestern Mutual Life Insurance Company, pursuant to its operating agreement; and

•	10,621 shares of our common stock were purchased by Windward/ MSG Co-Invest II, LLC, to hold for the benefit of its members pursuant to its operating agreement. The remaining members of the Financing Syndicate constitute the members of Windward/ MSG Co-Invest II, LLC.

•	26,667 shares of our common stock to Windward/ MSG Co-Invest, LLC and Windward/ MSG Co-Invest II, LLC for an aggregate purchase price of $20 million. 23,333 shares were acquired by Windward/ MSG Co-Invest, LLC to hold for the benefit of The Northwestern Mutual Life Insurance Company, while 3,333 shares were purchased by Windward/ MSG Co-Invest II, LLC to hold for the benefit of New York Life Insurance Company.

      Prior to the Raven Hire acquisition, the Windward Group owned approximately 73% of our outstanding common stock. After the Raven Hire acquisition, the Windward Group increased its ownership interest in our common stock to approximately 78%, with our management and certain employee shareholders owning approximately 22% of our outstanding common stock.

Indemnification Agreement

      We have entered into an indemnification agreement with each of our directors and officers. Under each agreement, a director or officer will be indemnified to the fullest extent permitted by law for claims arising in his capacity as our director or officer. We also agreed to advance monies to each director and officer to cover expenses incurred by him in connection with such claims if the director or officer agrees to repay the monies advanced if it is later determined that he is not entitled to such amounts. We believe these agreements are necessary to attract and retain skilled management with experience relevant to our industry.

Transactions with CMSI Capital Holdings, Inc.

      Mr. Valenta and Mr. Robertson are the shareholders of CMSI Capital Holdings, Inc., which we refer to as CMSI, a California corporation. As of March 22, 2002, CMSI owned 1,738,999 shares, or approximately 69.4%, of our Series B Preferred Stock, and 1,793,664 shares, or approximately 75.7%, of our Series G Preferred Stock. As of December 31, 2001, CMSI borrowed $653,000 under a short term, non-interest bearing advance from us to fund its operations. This amount is due on demand. We expect to redeem all of the outstanding shares of Series B Preferred Stock and Series G Preferred Stock owned by CMSI for cash immediately following the closing of this offering.

Share Issuances to Directors and Executive Officers

      We sold or issued the following shares of our capital stock to our directors and executive officers between 1999 and 2001:

•	375 shares of common stock to a director, Donald McKay, for $151,331.25 in September 2001;

•	1,000 shares of common stock to a director, Ronald Havner, and his wife for $403,550 in December 2000;

•	680 shares of common stock, representing an aggregate value of $274,309.44, to our Chief Operating Officer, Mr. Mellifont, as consideration for our repurchase of 27,431 shares of his Series B Preferred Stock in January 2001;

•	190 shares of common stock, representing an aggregate value of $76,523.33, to our Chief Executive Officer, Mr. Valenta, as consideration for our repurchase of 7,652 shares of his Series B Preferred Stock in January 2001;

•	74,700 shares of common stock, representing an aggregate value of $666,320, to our Chief Executive Officer, Mr. Valenta, in exchange for 66,632 shares of his Series A Preferred Stock in January 1999;

•	13,500 shares of common stock, representing an aggregate value of $120,421, to our Executive Vice President, Mr. Robertson, in exchange for 12,042 shares of his Series A Preferred Stock in January 1999; and

•	91,800 shares of common stock, representing an aggregate value of $818,860, to our former Chairman of the Board of Directors, Mr. Griffiths, in exchange for 81,886 shares of his Series A Preferred Stock in January 1999.

Transactions with Portosan Company, LLC

      We rent storage units to Portosan Company, LLC, a California limited liability company, which we refer to as Portosan, that rents and sells portable waste disposal units. Mr. Valenta, Mr. Robertson and Mr. Mellifont together own approximately 52.7% of the voting stock of Portosan. We generated approximately $229,000 in rental and sales revenues from Portosan in 1999, $481,000 in 2000 and $305,000 in 2001. Our transactions with Portosan are made in the ordinary course of our business and are done under arms’ length pricing and terms. During 2000, we sold our investment in Easy House, Inc., a Pennsylvania corporation, for approximately $1.1 million to Portosan. No gain or loss was recognized on the sale of the investment.

Other Transactions

      In June 1999, we purchased a property damage insurance policy and obtained a covenant not-to-compete from our insurance carrier at the time, Hanseatic Insurance Company, a Bermuda company, for $6 million. We financed this transaction by issuing 300,000 shares of our Series C Preferred Stock to CMSI,who paid $6 million to Hanseatic Insurance Company on our behalf. In June 2000, we exchanged these shares of our Series C Preferred Stock for an equivalent number of shares of our Series E Preferred Stock.

PRINCIPAL AND SELLING SHAREHOLDERS

       The following table sets forth information regarding the beneficial ownership of our common stock as of March 22, 2002, and as adjusted to reflect the automatic conversion of outstanding shares of Series E Preferred Stock into common stock at the closing of this offering, and as adjusted to reflect the sale of the shares of common stock offered in this offering, by:

•	each person, entity or group known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our executive officers listed on the Summary Compensation Table under “Management;”

•	all of our named executive officers and directors as a group; and

•	all shareholders who are selling shares of our common stock in this offering.

      This information is based upon information received from or on behalf of the individuals named herein.

      We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Shares of common stock that are subject to options currently exercisable or exercisable within 60 days of March 22, 2002, are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for purposes of computing the percentages beneficially owned by any other person. Unless otherwise indicated in the footnotes, we believe, based on information furnished to us, that the persons or entities identified in this table have sole voting or investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 220,771 shares of common stock outstanding on March 22, 2002, and                      shares of common stock outstanding after the completion of this offering.

	Shares Beneficially Owned
	Prior to the Offering
				Percent of
		Number		Shares
	Number	of Shares		Owned
Name and Address of Beneficial	of Shares	Subject to		After the
Owner(1)	Owned	Options	Percent	Offering

5% Shareholder & Selling Shareholders:
Windward Capital Partners II, L.P.(2)(5)(11)	95,497	—	43.26%	%
Windward/ MSG Co-Invest, LLC(3)(5)(11)	45,408	—	20.57%	%
Windward/ MSG Co-Invest II, LLC(4)(5)(11)	27,524	—	12.47%	%
Windward Capital Partners II, LLC(5)(11)	3,623	—	1.64%	%
Windward Capital GP II, LLC(6)	172,052	—	77.93%	%
Named Executive Officers and Directors:
Ronald Valenta	23,991	—	10.87%	%
James Robertson (7)	6,715	—	3.04%	%
Kevin Mellifont (8)	680	2,360	*
Les Quillet	81	704	*
Richard Skaar	434	704	*
Ronald Havner (9)	1,000	500	*
Peter Macdonald (10)	95,497	—	43.26%	%
Mark Monaco (10)	95,497	—	43.26%	%
Donald McKay	375	500	*
James Hunt	—	500	*
All current executive officers and directors as a group (10 persons)	128,258	2,500	59.23%	—

*	Indicates less than 1% of the total number of outstanding shares of common stock.

(1)	Except as otherwise noted, the address of each person owning more than 5% of the outstanding shares of common stock is: c/o Mobile Services Group, Inc., 2540 Foothill Boulevard, Second Floor, La Crescenta, California 91214.

(2)	Pursuant to an Indemnity and Pledge Agreement, dated April 4, 2002, Windward granted to E. Geoffrey Griffiths, our former Chairman of the Board, a security interest over all of Windward’s shares of our common stock. This agreement limits Windward’s ability to sell, transfer or assign shares of our common stock that are subject to Mr. Griffiths’ security interest, including Windward’s sale of our common stock in this offering.

(3)	Represents 45,408 shares held by Windward/ MSG Co-Invest, LLC that are beneficially owned by The Northwestern Mutual Life Insurance Company.

(4)	Represents 27,524 shares held by Windward/ MSG Co-Invest II, LLC that are beneficially owned by the following entities, which are limited liability company members of Windward/ MSG Co-Invest II, LLC:

Name	Number of Shares

Capital d’Amerique CDPQ Inc.	15,561
John Hancock Life Insurance Company (and affiliates)	5,311
New York Life Insurance Company	6,653

(5)	The Windward Group consists of Windward, Windward Capital LP II, LLC, Windward/ MSG Co-Invest, LLC and Windward/ MSG Co-Invest II, LLC. The Windward Group and Windward Capital GP II, LLC may be deemed to beneficially own each others’ shares due to their common control, but each member of the Windward Group and Windward Capital GP II, LLC disclaims such beneficial ownership. The address for the Windward Group and Windward Capital GP II, LLC is 1177 Avenue of the Americas, 42nd floor, New York, New York 10036.

(6)	Windward Capital GP II, LLC may be deemed to share beneficial ownership of our common stock owned and offered by Windward, Windward Capital LP II, LLC, Windward/ MSG Co-Invest, LLC and Windward/ MSG Co-Invest II, LLC by virtue of the fact that Windward Capital GP II, LLC is the general partner of or controls each of these entities. Windward Capital GP II, LLC disclaims beneficial ownership of all such shares.

(7)	Represents 6,715 shares held by The Robertson Living Trust that are beneficially owned by James Robertson and his wife, Mary Ellen Robertson.

(8)	Represents 680 shares beneficially owned by Kevin Mellifont and his wife, Robin Mellifont.

(9)	Represents 1,000 shares held by the Havner Family Trust that are beneficially owned by Ronald Havner and his wife, Leehan Havner.

(10)	Mr. Macdonald and Mr. Monaco are managing directors of Windward and may be considered to have beneficial ownership of Windward’s interest in us. Each of Mr. Macdonald and Mr. Monaco disclaims beneficial ownership of all such shares.

(11)	If the underwriters were to exercise their over-allotment options in full, then each member of the Windward Group will own the number of shares of our common stock set forth opposite its name in the table below after the closing of such transaction:

	Number of	Number of	Beneficially Owned
Name	Shares Owned	Shares Offered	After Offering

Windward
Windward/ MSG Co-Invest, LLC
Windward/ MSG Co-Invest II, LLC
Windward Capital Partners II, LLC

DESCRIPTION OF CAPITAL STOCK

       Our authorized capital stock consists of 4,000,000 shares of common stock, $0.001 par value per share, and 10 million shares of preferred stock $0.001 par value per share. Our Articles designate the following series of preferred stock:

•	2,200,000 shares of Series B 10% Cumulative Preferred Stock;

•	250,000 shares of Series E 8.5% Convertible Cumulative Preferred Stock;

•	20,000 shares of Series F Preferred Stock;

•	2,300,000 shares of Series G Preferred Stock;

•	60,000 shares of Series H 10% Convertible Cumulative Preferred Stock;

•	110,000 shares of Series I 10% Convertible Cumulative Preferred Stock;

•	200,000 shares of Series J 10% Convertible Cumulative Preferred Stock; and

•	210,000 shares of Series K Convertible Preferred Stock.

      As of March 22, 2002, there were 220,771 shares of our common stock outstanding, which were held of record by approximately 52 shareholders. An additional                               shares of common stock will be issued to the holders of our Series E Preferred Stock at the time this offering closes as a result of the automatic conversion of our outstanding Series E Preferred Stock. On the date that is six months and one day after the closing of this offering, we will issue an additional  shares of common stock as a result of the automatic conversion into shares of common stock of our outstanding Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock.

      As of the closing of this offering, we will have 20,000 shares of Series F Preferred Stock, 57,029 shares of Series H Preferred Stock, 100,227 shares of Series I Preferred Stock, 196,673 shares of Series J Preferred Stock, and 199,557 shares of Series K Preferred Stock outstanding. In addition, immediately following the closing of this offering, we will redeem all of our outstanding Series B Preferred Stock and Series G Preferred stock for cash.

      The following description summarizes the material terms of our capital stock. This information is not intended to be a complete summary and is subject to the applicable provisions of the California Corporations Code, which we refer to as CCC, and our Articles of Incorporation.

Common Stock

      Voting Rights. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of our shareholders, including the election of directors.

      Dividends. Holders of common stock are entitled to receive dividends on a per share basis when dividends are declared by our Board of Directors out of assets legally available for the payment of dividends, subject to preferential rights of any outstanding shares of preferred stock.

      Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provisions for the holders of any outstanding shares of preferred stock, our remaining assets will be distributed ratably among the holders of shares of common stock.

      Rights and Preferences. The common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

      Fully Paid and Non-assessable. All outstanding shares of common stock are, and the shares of common stock issued pursuant to this offering will be, fully paid and non-assessable.

      When we reincorporate to the State of Delaware, the outstanding shares of our common stock will be converted, on a share-for-share basis, into shares of the common stock of a new Delaware corporation, having identical rights, preferences and restrictions, except for provisions relating to cumulative voting. For additional information, see the section “— Reincorporation to State of Delaware” in this prospectus.

Preferred Stock

      General. Our Articles of Incorporation authorize our Board of Directors to create and issue one or more series of preferred stock and determine the rights and preferences of each series, to the extent permitted by our Articles of Incorporation and applicable law. Among other things, our Board of Directors may determine:

•	the number of shares constituting the series and the distinctive designation of the series;

•	the dividend rate on the shares of the series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

•	whether the series will have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights;

•	whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversation rate in such events as our Board of Directors may determine;

•	whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they will be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

•	whether the series will have a sinking fund for the redemption or purchase of shares of that series, and if so, the terms and amount of such sinking fund; and

•	the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding-up and the relative rights or priority, if any, of payment of shares of the series. Except for any difference so provided by our Board of Directors, the shares of all series of preferred stock will rank on a parity with respect to the payment of dividends and to the distribution of assets upon liquidation.

Shares of Preferred Stock Outstanding.

      All of the outstanding shares of our preferred stock are fully paid and non-assessable.

      Shares of our Series F Preferred Stock are not entitled to voting rights, except as provided by law, and do not accrue dividends. Each share of Series F Preferred Stock is entitled to receive $100 upon our liquidation. We have the right, in our discretion, to redeem any shares of Series F Preferred Stock for $100 per share.

      From the date this offering closes until the date our outstanding Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock are converted into common stock, these preferred stock will have material terms relating to voting rights, dividends, liquidation and redemption substantially as described below:

Voting Rights. Shares of Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock entitle their holders to vote on an as-converted basis with the holders of our common stock as a single class on all matters submitted for a vote of the holders of our common stock, including the election of directors.

Dividends. Shares of Series H, I and J Preferred Stock are entitled to share on a pro rata basis in any dividends declared on our common stock on an as-converted basis. Series K Preferred Stock is not entitled to dividends.

Liquidation. Shares of Series H, I, J and K Preferred Stock will be included with the common stock on an as-converted basis with respect to all distributions on liquidation.

Redemption. We will not have the right to redeem shares of Series H, I, J and K Preferred Stock following the close of this offering.

      Under our Articles of Incorporation, Series H, I, J and K Preferred Stock will have the following conversion rights:

Series H Preferred Stock. Series H Preferred Stock will automatically convert into common stock six months and one day after the closing of this offering. Each share of Series H Preferred Stock will convert into a number of shares of common stock determined by dividing $10.00 plus accrued but unpaid dividends on the Series H Preferred Stock by the initial public offering price. There are no dividends owing on our Series H Preferred Stock.

Series I Preferred Stock. Series I Preferred Stock will automatically convert into our common stock six months and one day after the closing of this offering. Each share of Series I Preferred Stock will convert into a number of shares of common stock determined by dividing $10.00 plus accrued but unpaid dividends on the Series I Preferred Stock by 95% of the initial public offering price. There are no dividends owing on our Series I Preferred Stock.

Series J Preferred Stock. Series J Preferred Stock will automatically convert into our common stock six months and one day after the closing of this offering. Each share of Series J Preferred Stock will convert into a number of shares of common stock determined by dividing $10.00 plus accrued but unpaid dividends on the Series J Preferred Stock by 85% of the initial public offering price. There are no dividends owing on our Series J Preferred Stock.

Series K Preferred Stock. Series K Preferred Stock will automatically convert into our common stock six months and one day after the closing of this offering. Each share of Series K Preferred Stock will convert into a number of shares of common stock determined by dividing $0.10 by the initial public offering price.

      When we reincorporate to Delaware, the outstanding shares of each series of our preferred stock will be converted, on a share-for-share basis, into shares of the corresponding series of preferred stock of a new Delaware corporation, having materially similar rights, preferences and restrictions, in compliance with Delaware law. For additional information about our reincorporation, see the section “— Reincorporation to State of Delaware” in this prospectus.

Anti-Takeover Effects of Provisions of Our Articles of Incorporation and Bylaws and Under California Law

      Our Articles of Incorporation and Bylaws contain provisions that could delay or prevent a change in our control. These provisions could adversely affect the market price of your shares, preventing you from receiving a premium on your investment. Examples of restrictive provisions in our Articles of Incorporation and Bylaws include the following:

•	authorization of our Board of Directors to issue, without shareholder approval, new shares of preferred stock, thereby increasing the number of outstanding shares;

•	limitation on the persons who may call special shareholders meetings to our Board of Directors, our Chairman of the Board, our President and shareholders entitled to cast not less than 10% of the votes at the meeting; and

•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters to be approved by shareholders at shareholder meetings.

      In addition, Section 1101 of the CCC requires that holders of non-redeemable common stock receive non-redeemable common stock in a merger of the corporation with a holder of more than 50%, but less than 90%, of the capital stock or its affiliate unless all of the holders of the common stock consent to the transaction. This provision of California law may make it more difficult for a majority shareholder to accomplish a “cash-out” merger of minority shareholders, and provide some protection against coercive two-tiered bids for a California corporation in which shareholders are not treated equally.

      When we reincorporate to Delaware, we will become subject to anti-takeover provisions under Delaware law. While Delaware law does not have a parallel section to Section 1101 of the CCC, Section 203 of the Delaware General Corporation Law, which we refer to as DGCL, provides similar protection in some situations against coercive two-tiered bids. For more information, see the section “Reincorporation to State of Delaware — Significant Differences Between The Corporation Laws of California and Delaware — Shareholder Approval of Certain Business Combinations” in this prospectus In addition, like many other states, Delaware permits a corporation to adopt a number of measures designed to reduce a corporation’s vulnerability to unsolicited takeover attempts. These measures include the establishment of a classified board of directors, the elimination of cumulative voting for directors and the elimination of the rights of stockholders to call special meetings or act by written consent. The certificate of incorporation and bylaws of the new Delaware corporation with whom we will merge in our reincorporation merger will include all of these provisions. See the section “Reincorporation to State of Delaware — Our Charter and Bylaws and the Charter and Bylaws of Mobile Services Delaware” in this prospectus for additional information.

Authorized but Unissued Shares

      Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by a proxy contest, tender offer, merger or other means.

Reincorporation to State of Delaware

      We have taken steps to reincorporate to the State of Delaware through a merger with one of our wholly owned subsidiaries, a newly formed Delaware corporation, which we refer to as Mobile Services Delaware. The reincorporation proposal, when effected, will change our legal domicile from California to Delaware and will give effect to other changes of a legal nature, some of which are described below. The following discussion is not intended to be comprehensive and is qualified in full by reference to the CCC, the DGCL, our Articles of Incorporation and Bylaws and the Certificate of Incorporation and Bylaws of Mobile Services Delaware.

Overview

      Our proposed reincorporation will not result in any change in the business, management, fiscal year, assets or liabilities (except to the extent of legal and other costs associated with the proposed reincorporation and changes in the par value for our common stock and preferred stock) or location of our principal offices. Our current directors will continue to be the directors of Mobile Services Delaware. Mobile Services Delaware will assume and continue all of our employee benefit and stock option plans, and each option or right issued pursuant to such plans will automatically be converted into an option or right to purchase the same number of shares of the same class of Mobile Services Delaware, at the same price per share, upon the same terms, and subject to the same conditions. Mobile Services Delaware will also continue our employee benefit arrangements upon the terms and conditions currently in effect. In addition, our rights and obligations under existing contractual arrangements will continue and be assumed by Mobile Services Delaware.

      We currently expect to complete our reincorporation to the State of Delaware shortly following the close of our initial public offering. If we do not complete our reincorporation to the State of Delaware, we will remain a California corporation and will be governed by our Articles of Incorporation and Bylaws. Assuming we consummate our reincorporation proposal, our Articles of Incorporation and Bylaws will no longer be effective after the close of the reincorporation merger, but we will instead be governed by Mobile Services Delaware’s Certificate of Incorporation (the Mobile Services Certificate) and Bylaws (the Mobile Services Bylaws).

Our Charter and Bylaws and the Charter and Bylaws of Mobile Services Delaware

      Our Articles of Incorporation and Bylaws are similar in most respects to the Mobile Services Certificate and Mobile Services Bylaws. There are, however, certain material differences which are summarized below.

Charter Amendments. Under both California and Delaware law, a corporation’s charter may be amended by approval of the board of directors and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote for the amendment, unless a higher vote is required by the charter. Our charter requires, and the Mobile Services Certificate will require, the affirmative vote of the holders of not less than 80% of the shares entitled to vote in an election of directors to amend, alter or repeal the following provisions in the Mobile Services Certificate:

•	the classified board provisions;

•	the prohibition on stockholder action by written consent;

•	the prohibition on the right of stockholders to call special meetings of stockholders;

•	the limitation on the power of our stockholders to amend our bylaws; and

•	the provision requiring the affirmative vote of the holders of not less than 80% of our shares to amend the foregoing provisions.

This requirement could be viewed as having an anti-takeover effect because it can make it more difficult for stockholders to effect changes to our charter and the Mobile Services Certificate.

Bylaws Amendments. Under California law, except for bylaws relating to the number of directors, bylaws may be adopted, amended or repealed by a corporation’s board of directors. Shareholders have the power to adopt, amend or repeal any bylaw. Our Bylaws authorize the holders of 80% of the outstanding shares of our common stock to adopt, amend or repeal bylaws. These Bylaws also authorize the board of directors to do the same, subject to our shareholders’ right to adopt, amend or repeal the bylaws and except for bylaws relating to the number of directors.

Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. A corporation may also, in its certificate of incorporation, confer this power upon the board of directors. The Mobile Services Certificate grants the power to adopt, amend or repeal the Mobile Services Bylaws to the board of directors. In addition, the Mobile Services Bylaws provide that bylaws may be amended, altered or repealed by Mobile Services Delaware’s Board of Directors or the affirmative vote of the holders of not less than 80% of its shares entitled to vote in an election of directors. This minimum shareholder vote requirement could be viewed as having an anti-takeover effect because it can make it more difficult for Mobile Services Delaware’s stockholders to make changes to the Mobile Services Bylaws.

Monetary Liability of Directors. The Mobile Services Certificate and our Articles of Incorporation both provide for the elimination of personal monetary liability of directors to the fullest extent permissible under law. The provision eliminating monetary liability of directors set forth in the Mobile Services Certificate is potentially more expansive than the corresponding provision in our Articles of Incorporation, in that the Mobile Services Certificate incorporates future amendments to

Delaware law with respect to the elimination of such liability. See “Significant Differences Between the Corporation Laws of California and Delaware — Indemnification and Limitation of Liability.”

Size of the Board of Directors. Under California law, the exact number of directors within the stated range set forth in the articles of incorporation or the bylaws may be fixed by approval of the board of directors or shareholders. Further, changes in the number of directors must generally be approved by a majority of the outstanding shares entitled to vote. Our Bylaws provide that the authorized number of directors may be varied from time to time by resolution of our Board of Directors, provided that the authorized number of directors be no less than nine.

Delaware law permits the board of directors alone to change the authorized number or the range of directors by amendment to the bylaws, unless the directors are not authorized to amend the bylaws or the number of directors is fixed in the certificate of incorporation (in which case a change in the number of directors may be made only by amendment to the certificate of incorporation). The Mobile Services Bylaws provide that the size of Mobile Services Delaware’s Board of Directors may be determined from time to time by vote of a majority of the directors then in office. The initial number of directors for Mobile Services Delaware has been fixed by its Board of Directors at eight.

When we complete our reincorporation to Delaware, our directors will serve as the directors of Mobile Services Delaware until their successors have been duly elected and qualified.

Classified Board of Directors. A corporation with a classified board of directors elects a certain number, but not all, of the directors on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors more difficult, and thus a potential change in control of a corporation a lengthier and more difficult process.

Under California law, only a corporation whose shares are listed on a national exchange may have a classified board of directors. Our Articles of Incorporation and Bylaws provide for the implementation of a classified board of directors upon the completion of our initial public offering. Following our initial public offering, members of our Board of Directors will be divided into three classes. The directors of each class will serve three-year terms and the term of one class will expire each year.

Delaware law permits but does not require a classified board of directors for any corporation. The Mobile Services Certificate and the Mobile Services Bylaws have provisions similar to our classified board of directors provisions, and we intend to continue our classified board structure after we reincorporate to Delaware.

Cumulative Voting for Directors. Under California law, if any shareholder has given notice of an intention to cumulate votes for the election of directors, any other shareholder of the corporation is also entitled to cumulate his or her votes at such election. Cumulative voting provides that each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A shareholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the shareholder may choose. Without cumulative voting, holders of the majority of the shares present or represented at a meeting in which directors are to be elected would have the power to elect all the directors to be elected at such meeting, and no person could be elected without the support of holders of the majority of shares present or represented at such meeting. Elimination of cumulative voting could make it more difficult for a minority shareholder adverse to a majority of the shareholders to obtain representation on a corporation’s board of directors.

Under Delaware law, cumulative voting in the election of directors is permitted, but not mandatory.

Our Articles of Incorporation and Bylaws provide for cumulative voting in the election of directors, whereas the Mobile Services Certificate and the Mobile Services Bylaws do not provide for cumulative voting rights on any matter.

Filling Vacancies on the Board of Directors. Under California law, any vacancy on the board of directors, other than one created by removal of a director, may be filled by a majority of the remaining directors, provided there is a quorum. If the number of directors in office is less than a quorum, a vacancy, except for a vacancy created by the removal of a director, may be filled by unanimous written consent of the directors then in office, by the affirmative vote of a majority of the directors then in office at a properly noticed board of directors meeting or by a sole remaining director. The board of directors may fill a vacancy created by the removal of a director only if the articles of incorporation or bylaws so provide. Our Charter provides that our board of directors can fill a vacancy created by the removal of a director.

Under Delaware law, vacancies (including vacancies created by removal of a director) and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director, unless otherwise provided in the certificate of incorporation or the bylaws (or unless the certificate of incorporation specifies that a particular class of stock is to elect such director(s), in which case a majority of the directors elected by such class or a sole remaining director so elected shall fill such vacancy or newly created directorship). The Mobile Services Certificate and Mobile Services Bylaws provide for the filling of board of directors vacancies (including vacancies created by removal of a director) by a majority of the directors in office, even if less than a quorum, or by a sole remaining director.

Removal of Directors. Under California law, any director of the entire board of directors may be removed, with or without cause, by a majority of the outstanding shares entitled to vote. However, without removing the entire board, no individual director may be removed if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting.

Under Delaware law, any director of a corporation with a classified board of directors may be removed by the stockholders only for cause, unless the certificate of incorporation otherwise provides. The Mobile Services Certificate provides for a classified board of directors. The Mobile Services Certificate provides that the Windward Group may remove any director without cause as long as the Windward Group owns 40% or more of the outstanding shares entitled to vote. In the event that the Windward Group owns less than 40% of the outstanding shares entitled to vote, a director of Mobile Services Delaware may only be removed from office for cause with the approval of two-thirds of the outstanding shares entitled to vote at a meeting properly called for that purpose.

Directors’ Committees. Our Bylaws contain provisions for the delegation of all the authority by our Board of Directors to a committee of members of the board of directors, except the authority to authorize the following actions:

•	any action which also requires shareholders’ approval or approval of the outstanding shares under California law;

•	the fixing of compensation of the directors for serving on the board of directors or any committee;

•	the amendment or repeal of our Bylaws or the adoption of new bylaws;

•	the amendment or repeal of any resolution of the board of directors which by its express terms is not easily amendable or reparable;

•	a distribution to our shareholders, except at a rate or in a periodic amount or within a price range set forth in our Articles of Incorporation or determined by our Board of Directors; and

•	the appointment of any other committees of the board of directors or the members of those committees.

Under the Mobile Services Bylaws, the Board of Directors of Mobile Services Delaware may, by vote of a majority of the whole board, delegate all powers normally held only by the board of directors (except those prohibited by law or by its certificate of incorporation or bylaws) in its entirety to a committee comprised of one or more members of Mobile Services Delaware’s Board of Directors.

Under the DGCL, these committees may exercise any power normally held by the entire board of directors, but may not:

•	approve, adopt or recommend to stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval; or

•	adopt, amend or repeal any provision of the Mobile Services Bylaws.

Action by Written Consent of the Shareholders. Under California law, unless otherwise provided in the articles of incorporation, any action which may be taken at a meeting of the shareholders may be taken without a meeting and without prior notice if certain requirements are satisfied. Our Bylaws eliminate action by shareholder written consent.

Similarly, under Delaware law, unless otherwise provided in the certificate of incorporation, any action which may be taken at a meeting of stockholders may also be taken without a meeting and without prior notice as long as certain requirements are satisfied. The Mobile Services Certificate, however, provides that at any time Mobile Services Delaware has a class of stock registered pursuant to the Securities Exchange Act of 1934, for so long as such class is so registered, any action by the stockholders of such class must be taken at an annual or special meeting of stockholders and may not be taken by written consent. Upon the completion our reincorporation merger, Mobile Services Delaware’s common stock will be deemed to be registered under the Securities Exchange Act of 1934. Accordingly, Mobile Services Delaware’s stockholders action must be taken at either an annual or special meeting of stockholders. After the reincorporation merger, you will be a stockholder of Mobile Services Delaware and, therefore, will not have the right to act by written consent.

Power to Call Special Shareholders’ Meetings. Under California law, a special meeting of shareholders may be called by the board of directors, the Chairman of the Board, the President, the holders of shares entitled to cast not less than 10% of the votes at the meeting or such additional persons as may be provided in the articles of incorporation or the bylaws. Our Bylaws permit a special meeting of shareholders to be called at any time by our Board of Directors, the Chairman of our Board, if any, our President or one or more shareholders holding not less than 10% of our voting power.

Delaware law provides that a special meeting of stockholders may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or the bylaws. Under the Certificate of Incorporation and Bylaws of Mobile Services Delaware, the Chairman of the Board, if any, or its Chief Executive Officer, President, a majority of its directors or holders of not less than 40% of its shares entitled to vote in an election of directors may call a special meeting of stockholders. These provisions could have the effect of delaying, deferring or preventing a change in control of, or discouraging a potential acquiror from attempting to obtain a control of, Mobile Services Delaware.

Advance Notification of Shareholder Nominations and Proposals. Our Bylaws and The Mobile Services Bylaws both provide for advance notice provisions for the nomination, other than by or at the direction of our Board of Directors, of candidates for election as directors as well as for other shareholder proposals to be considered at annual shareholder meetings. In general, notice of intent to nominate a director or raise business at an annual shareholder meeting must be received by us not less than 60 days nor more than 90 days before the meeting. The notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting and concerning the shareholder submitting the proposal. Although neither our Bylaws nor those of Mobile Services Delaware give the board of directors any power to approve or disapprove shareholder nominations or any other shareholder proposals, our advance notice requirement may have the effect of precluding a nomination for the election of directors or preventing any other business to be conducted at a particular meeting if the proper procedures are not followed. In addition, the advance notice requirement may discourage or deter a third party from conducting a solicitation of proxies to elect its own directors or otherwise attempting to obtain control of our management.

Significant Differences Between the Corporation Laws of California and Delaware.

      The corporation laws of California and Delaware differ in many respects. Although all the differences are not set forth in this prospectus, certain provisions, which could materially affect the rights of stockholders of a Delaware corporation, are discussed below.

Dividends and Repurchases of Shares. California law has eliminated the concepts of par value of shares, statutory definitions of capital, surplus and the like. The concepts of par value, capital and surplus still exist under Delaware law.

California law permits a corporation, unless otherwise restricted by its articles of incorporation, to make distributions (including dividends and repurchases or redemption of shares) to its shareholders if either of the following factors are satisfied on a consolidated basis:

•	the corporation’s retained earnings immediately prior to the proposed distribution equal or exceed the amount of the proposed distribution; or

•	immediately after giving effect to the distribution:

•	the corporation’s assets, not including goodwill, capitalized research and development expenses and deferred charges, would be at least equal to 125% of its liabilities, not including deferred taxes, deferred income and other deferred credits; and

•	the corporation’s current assets would be at least equal to its current liabilities, or 125% of its current liabilities if the average pre-tax and pre-interest expense earnings for the preceding two fiscal years were less than the average interest expense for such years.

Our Articles of Incorporation do not otherwise restrict the ability of the our Board of Directors to make distributions to our shareholders. In addition, California law generally provides that a corporation may redeem or repurchase its shares.

Delaware law permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year. However, if the amount of capital of the corporation following the declaration and payment of the dividend is less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors may not declare and pay out a dividend from the corporation’s net profits. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and such redemption or repurchase would not impair the capital of the corporation.

Shareholder Approval of Certain Business Combinations. Under section 1203 of the CCC, a business combination with an interested shareholder (generally a controlling or managing person of the target corporation) is subject to several conditions, including the requirement that a fairness opinion be delivered to the corporation’s shareholders opining on the fairness of the consideration to be paid to the shareholders. This fairness opinion requirement does not apply to a corporation that does not have shares of record held by at last 100 persons or to a transaction that has been qualified under California state securities laws. Furthermore, if a tender of shares or vote is sought pursuant to an interested party’s proposal and a later proposal is made by another party at least ten days prior to the date of acceptance of the interested party proposal, Section 1203 requires that the shareholders must be informed of the later offer and be given a reasonable opportunity to withdraw any vote, consent or proxy, or to withdraw any tendered shares. Delaware law has no comparable provision.

California law also requires that holders of non-redeemable common stock receive non-redeemable common stock in a merger of the corporation with a holder of more than 50%, but less than 90%, of the capital stock or its affiliate unless all of the holders of the common stock consent to the transaction. Although Delaware law does not parallel California law in this respect, Section 203 of the DGCL (discussed below) does provide similar protection under some circumstances against coercive two-tiered bids for a corporation in which the stockholders are not treated equally.

Section 203 of the DGCL prohibits, unless specified conditions are met, a Delaware corporation from engaging in a “business combinations” with certain “interested stockholders” for three years following the date that person or entity became an interested stockholder. With certain exceptions, an interested stockholder is a person or entity who or which owns, individually or with or through certain other persons or entities, 15% or more of the corporations’ outstanding voting stock, or is an affiliate or associate of the corporation and was the owner, individually or with or through certain other persons or entities, of 15% or more of such voting stock at any time within the previous three years, or is an affiliate or associate of any of the foregoing. The term “business combination” is defined broadly under Section 203, and includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.

The three-year moratorium imposed on business combinations in Section 203 does not apply if:

•	the board of directors approved in advance either the transaction in which the stockholder became an interested stockholder or the business combination;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation; or

•	on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 only applies to publicly held corporations with a class of voting stock that is:

•	listed on a national securities exchange;

•	quoted on an interdealer quotation system of a registered national securities association, such as the Nasdaq National Market; or

•	held of record by more than 2,000 stockholders.

Although a Delaware corporation that is otherwise subject to Section 203 may elect not to be governed by Section 203, Mobile Services Delaware does not intend to do so. Even though Mobile Services Delaware does not currently meet the standards required to make Section 203 applicable to it, its Board of Directors believes that it is in Mobile Services Delaware’s best interests to be governed by Section 203 in the future.

Section 203 generally encourages an acquiror to negotiate with the Board of Directors of Mobile Services Delaware. Section 203 also may limit the ability of a potential acquiror to make a two-tiered bid for the corporation in which all stockholders would not be treated equally. The application of Section 203 to Mobile Services Delaware will also confer upon Mobile Services Delaware’s Board of Directors the power to reject a proposed business combination in certain circumstances, even though a potential acquiror may be offering a substantial premium for the corporation’s shares over the then current market price.

Shareholder Voting on Business Combinations.

Statutory Mergers. California law generally requires that the holders of a majority of the outstanding voting shares of the acquiring and target corporations approve proposed statutory mergers. Shareholder approval, though, is not required for certain business combination transactions where the corporation or its shareholders immediately before the reorganization, or both, will own, immediately after the reorganization, equity securities representing more than five-sixths of the voting power of the surviving or acquiring corporation or its parent entity.

Delaware law also generally requires that the holders of a majority of the outstanding stock entitled to vote of the acquiring and target corporations approve proposed statutory mergers. However, Delaware law does not require a stockholder vote of the surviving corporation in a merger if:

•	the merger agreement does not amend the existing certificate of incorporation;

•	each share of the surviving corporation outstanding before the merger is equal to an identical outstanding or treasury share after the merger; and

•	the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.

Class Voting. With certain exceptions, California law also requires that mergers, reorganizations, certain sales of assets and similar transactions be approved by a majority vote of each class of shares outstanding.

Delaware law generally does not require class voting, except in certain transactions involving an amendment to the certificate of incorporation that adversely affects a specific class of shares, increases or decreases the number of authorized shares of a class of shares or increases or decreases the par value of the shares of a class of shares. As a result, under Delaware law, corporations which have more than one class of shares outstanding may have an easier time obtaining stockholder approval of these transactions.

Dissenters’ Right of Appraisal.

Under California law and Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to dissenters’ rights of appraisal. The dissenter’s rights of appraisal entitles the shareholder to receive cash in the amount of the fair market value of the shares held by such shareholder in lieu of the consideration such shareholder would otherwise receive in the transaction. The fair market value of the shares is determined by either a court or an agreement between the corporation and the shareholder. The limitations on the availability of dissenters’ rights under California law are different from those under Delaware law.

Shareholders of a California corporation whose shares are listed on a national securities exchange or on the Nasdaq National Market generally do not have dissenters’ rights unless the holders of at least 5% of the class of outstanding shares claim the right or unless the corporation or any law restricts the transfer of such shares. This 5% restriction will apply to us after the close of our initial public offering.

Under Delaware law, fair market value is determined exclusive of any element of value arising from the merger or consolidation, and appraisal rights are not available in following situations:

•	the sale, lease or exchange of all or substantially all of the assets of a corporation;

•	a merger or consolidation by a corporation whose shares are either listed on a national securities exchange or are held of record by more than 2,000 holders (if those stockholders receive only shares of the surviving corporation or shares of any other corporation that are either listed on a national securities exchange or held of record by more than 2,000 holders), plus cash in lieu of fractional shares; or

•	where no vote of the stockholders of the surviving corporation is required to approve the merger under Delaware law.

Indemnification and Limitation of Liability. California and Delaware have similar laws regarding indemnification by a corporation of its officers, directors, employees and other agents. The laws of both states permit corporations to adopt a provision in their charters eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the director’s fiduciary duty of care. There are nonetheless certain differences between the laws of the two states regarding indemnification and limitation of liability. In general, Delaware law is somewhat broader in allowing corporations to indemnify and limit the liability of corporate agents, which, among other things, helps Delaware corporations attract and retain outside directors.

Limitation on Elimination of Monetary Liability. California law does not permit the elimination or limitation of monetary liability for:

•	intentional misconduct or knowing and culpable violation of law;

•	acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders, or that involve the absence of good faith on the part of the director;

•	receipt of an improper personal benefit;

•	acts or omissions that show reckless disregard for the director’s duty to the corporation or its shareholders, where the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to the corporation or its shareholders;

•	acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the directors’ duty to the corporation and its shareholders;

•	interested transactions between the corporation and a director in which a director has a material financial interest, or

•	liability for improper distributions, loans or guarantees.

Delaware law does not permit the elimination or limitation of monetary liability for:

•	breaches of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law;

•	the payment of unlawful dividends or unlawful stock repurchases or redemptions, or

•	transactions in which the director received an improper personal benefit.

The limitation of liability provisions made available pursuant to California and Delaware law, however, may not limit a director’s liability for violation of, or otherwise relieve the corporation or its directors from the necessity of complying with, federal or state securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission.

Indemnification of Expenses Incurred. California law permits indemnification only for acts taken in good faith and believed to be in the best interests of the corporation and its shareholders, as determined by a majority vote of a disinterested quorum of the directors, independent legal counsel (if a quorum of independent directors is not obtainable), a majority vote of a quorum of the shareholders (excluding shares owned by the indemnified party), or the court handling the action. Indemnification of expenses incurred in derivative or third party actions is permitted, provided that approval of the court in which the action was pending is required for the following:

•	indemnification when a person is found to be liable to the corporation in the performance of that person’s duty to the corporation and its shareholders;

•	indemnification for amounts paid in settling or otherwise disposing of a pending action; and

•	indemnification of expenses incurred in defending a pending action which is settled or otherwise disposed.

California law requires indemnification of expenses when the individual being indemnified has successfully defended on the merits an action, or a claim, issue or matter therein.

Delaware law generally permits indemnification of expenses incurred in the defense or settlement of a derivative or third-party action, provided there is a determination by a majority vote of a disinterested quorum of the directors, by independent legal counsel or by a majority vote of a quorum of the stockholders that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in, or (in contrast to California law) not opposed to, the best interests of the corporation. Without court approval, however, no indemnification may be made with respect to any derivative action in which such person is found liable for negligence or misconduct in the performance of his or her duty to the corporation. Delaware law requires indemnification of expenses to the extent the individual being indemnified has successfully defended an action, claim, issue or matter therein, whether on the merits or otherwise.

Indemnification Agreement. California and Delaware law each allows a corporation to enter into indemnification agreements with its directors, officers, employees and other agents. The indemnification agreements may provide for indemnification arrangements beyond those specifically authorized by applicable statute, as long as the arrangements are not contrary to the policies underlying such statute. We and Mobile Services Delaware have entered into separate indemnification agreements with each of our respective officers and directors consistent with this authority.

Transactions Involving Officers of Directors.

Loans or Guaranties. Under California law, any loan or guaranty to or for the benefit of a director or officer of the corporation or its parent entity requires approval of the shareholders unless such loan or guaranty is provided under a plan approved by shareholders owning a majority of the outstanding shares of the corporation. In addition, California law provides that shareholders of any corporation with 100 or more shareholders of record may approve a bylaw authorizing the board of directors alone to approve loans or guarantees to or on behalf of officers, whether or not such officers are directors, if the board of directors determines that any such loan or guaranty may reasonably be expected to benefit the corporation. Our Bylaws permit loans to officers upon approval of our Board of Directors.

Under Delaware law, any corporation may lend money to, guarantee any obligation of or otherwise assist any officer or other employee of the corporation, including any officer or employee who is also a director of the corporation, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation.

Interested Director Transactions. Under both California and Delaware law, contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable as long as specified conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met.

With some exceptions, the conditions are similar under California and Delaware law. Under California and Delaware law, either

•	the shareholders or the corporation’s board of directors must, after full disclosure of the material facts, approve any contract or transaction in which one or more of a corporation’s directors has an interest. In the case of board of directors’ approval, the contract or transaction must also be “just and reasonable” (in California) or “fair” (in Delaware) to the corporation; or

•	the contract or transaction must have been just and reasonable or fair, as the case may be, as to the corporation at the time it was approved. California law explicitly places the burden of proof on the interested director.

Under California law, if shareholder approval is sought, the interested director is not entitled to vote his shares at a shareholder meeting with respect to any action regarding contract or transaction in question. If board of directors’ approval is sought, the contract or transaction must be approved by a majority vote of a quorum of the directors, without counting the vote of any interested directors.

However, interested directors may be counted for purposes of establishing a quorum. Under Delaware law, if board of directors’ approval is sought, the contract or transaction must be approved by a majority of the disinterested directors (even if the disinterested directors are less than a quorum). Therefore, certain transactions that our Board of Directors could not approve because of the number of interested directors may be approved by a majority of the disinterested directors of Mobile Services Delaware, even though the majority of disinterested directors is less than the majority of a quorum.

Shareholder Derivative Suits. California law provides that a shareholder bringing a derivative action on behalf of a corporation does not have to be a shareholder at the time of the transaction in question, provided that certain tests are met. California law also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff shareholder to provide a security bond.

Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation only if he or she was a stockholder of the corporation at the time of the transaction in question or if his or her stock was transferred to him or her by operation of law. Unlike California, Delaware does not have a bonding requirement.

Inspection of Shareholder List. Both California and Delaware law allow any shareholder to inspect a corporation’s shareholder list for a purpose reasonably related to such person’s interest as a shareholder.

California law provides, in addition, for an absolute right to inspect and copy a corporation’s shareholder list by any shareholder who holds at least 5% or more of the outstanding voting shares of such corporation, or a shareholder holding at least 1% of the outstanding voting shares of such corporation who has filed a Schedule 14A with the Securities and Exchange Commission. The absolute inspection rights also apply to a corporation formed under the laws of any other state if its principal executives offices are in California or if it customarily holds meetings of its board of directors in California.

Delaware law allows stockholders entitled to vote at a meeting to inspect a shareholder list within a ten-day period prior to a stockholders’ meeting for any purpose that is pertinent to such meeting. Delaware law, however, contains no provisions comparable to the absolute right of inspection provided by California law to specific shareholders.

Dissolution. Under California law, shareholders holding 50% or more of the total voting power may authorize a corporation’s dissolution with or without the approval of the corporation’s board of directors. This right may not be modified by the articles of incorporation.

Under Delaware law, unless the board of directors approves the proposal to dissolve the corporation, the dissolution must be unanimously approved by all of the stockholders entitled to vote on the subject mater. Only if the dissolution is initially approved by the board of directors may the dissolution be approved by a simple majority of the outstanding shares of the corporation’s stock entitled to vote. In the event of a board-initiated dissolution, Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions.

Application of the CCC to a Delaware Corporation.

      Under Section 2115 of the CCC, certain foreign corporations (i.e., corporations not organized under California law) are placed in a special category if they have characteristics of ownership and operation which indicate that they have significant contacts with California. So long as a Delaware or other foreign corporation is in this special category and does not qualify for one of the statutory exemptions, it is subject to a number of key provisions of the CCC applicable to corporations incorporated in California, including provisions with respect to cumulative voting, removal of directors and indemnification.

      Exemptions from Section 2115 are provided for corporations whose shares are listed on a major national securities exchange or are traded on the Nasdaq National Market. As a result of our reincorporation merger, Mobile Services Delaware will be our successor corporation and its common stock will become listed on the Nasdaq National Market upon the closing of the merger. We, therefore, expect that Mobile Services Delaware will be exempt from Section 2115 of the CCC after the completion of our reincorporation merger.

Transfer Agent Registrar

      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

      We have applied to list our common stock on the Nasdaq National Market under the symbol “MSGI”.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for shares of our common stock. Sales of substantial amounts of our common stock (including shares issued on the exercise of outstanding options) in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to fall and could affect our ability to raise equity capital on terms favorable to us.

Sale of Restricted Shares

      Upon the closing of this offering, we will have                               shares of common stock outstanding, assuming no exercise of outstanding options. Of these shares, the                               shares of common stock being sold in this offering will be freely tradable without further restriction or further registration under the Securities Act, except that shares held by our “affiliates,” as this term is defined in Rule 144 under the Securities Act, which we refer to as Rule 144, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer.

      The remaining                               shares of common stock (including                               shares of common stock issued upon the automatic conversion of our Series E Preferred Stock at the closing of this offering), and                               shares of common stock to be issued upon conversion of our Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock six months and one day after the closing of this offering, will be “restricted securities” as this term is defined in Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, including Rule 144(k), or Rule 701 under the Securities Act. These rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rule 144, including Rule144(k), and Rule 701, these                               shares of common stock will be available for sale in the public market as follows:

•	shares will be available for sale immediately after the date of this prospectus;

•	shares will be available for sale 90 days after the date of this prospectus;

•	shares will be available for sale 180 days after the date of this prospectus; and

•	shares will be available for sale six months and one day after the date of this prospectus.

      In addition, if all of the outstanding and vested options were fully exercised, an additional                 shares of our common stock would be available for sale one year after the date of this prospectus.

Lock-Up

      We have agreed that for a period of 180 days after the date of this prospectus, we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock without the prior written consent of Lehman Brothers Inc.

      All of our executive officers, directors and shareholders holding in the aggregate                               shares of our common stock and                               shares of our preferred stock have also agreed under lockup agreements not to, among other things, directly or indirectly, offer, sell or otherwise dispose of any common stock for a period of 180 days from the date of this prospectus without the prior written consent of Lehman Brothers Inc. These lock-up agreements remain applicable even if we reincorporate to Delaware. For additional information, see the section “Underwriting” in this prospectus.

Rule 144

      In general, under Rule 144 as currently in effect, commencing 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year,

including the holding period of any prior owner except an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to a sale, subject to restrictions specified in Rule 144.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without regard to the volume, manner-of-sale or other limitations contained in Rule 144.

Rule 701

      In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement is entitled to rely on the resale provisions of Rule 701. Rule 701 permits non-affiliates of our company to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144’s holding period restrictions, in each case commencing 90 days after the date of this prospectus.

Stock Options and S-8 Registration Statement

      As of March 22, 2002, options to purchase a total of 18,271 shares of common stock were outstanding, of which                were exercisable within 60 days.

      We intend to file a registration statement on Form S-8 under the Securities Act as promptly as possible after we complete this offering to register the shares of common stock reserved for issuance under our 2000 Option Plan and 2002 Incentive Plan. The registration statement will become effective immediately upon filing. Accordingly, shortly after completion of this offering, shares of common stock covered by the registration statement will become eligible for sale in the public market, subject to contractual transferability restrictions, Rule 144 volume limitations applicable to our affiliates, vesting restrictions and expiration of underwriter lock-up agreements. Holders of options covering                               shares of common stock issuable upon exercise of the options have agreed not to sell or transfer any shares of common stock for one year after the date of this prospectus without our consent. While we may waive the one year restriction at any time, we have agreed not to do so without Lehman Brothers Inc.’s prior written consent.

Registration Rights

      After the closing of this offering, holders of 191,045 shares of our common stock have the right, subject to certain limitations and restrictions, to cause us to register their shares of common stock and holders of 220,771 shares of our common stock have the right to include their shares of common stock in certain future registration statements relating to our securities. See the section “Certain Relationships and Related Transaction — 2000 Recapitalization — Shareholders Agreement” in this prospectus for additional information about these registration rights. The holders of these registration rights are subject to lock-up periods of 180 days following the date this offering closes. In general, we will bear all fees, costs and expenses of registrations, other than underwriting discounts and commissions. Registration of these shares under the Securities Act would result in the shares, except for shares held by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

       The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States, other than a partnership treated as a foreign person under U.S. Treasury regulations;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

      An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

      This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

      The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

      We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that we pay dividends on our common stock, we will have to withhold U.S. federal withholding tax at a rate of 30%, or a lower rate if provided by an applicable income tax treaty and we have received proper certification of the application of such income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder.

      Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

      Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment in the United States, are not subject to the U.S. withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.

Gain on Disposal of Common Stock

      A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions (though any such person will generally be treated as a resident of the U.S.);

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, in some instances if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

      We believe that we are not and will not become a U.S. real property holding corporation.

      Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the U.S. for 183 days or more during the year of disposition are taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the same manner in which citizens or residents of the U.S. would be taxed. In addition, if any such gain is taxable because we are or were a United States real property holding corporation, the buyer of our common stock generally will be required to withhold a tax equal to 10% of the amount realized on the sale.

Federal Estate Tax

      Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

      Recently enacted U.S. federal legislation provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the tax entirely in 2010. Under this legislation, the estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Information Reporting and Backup Withholding Tax

      We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends, regardless of whether any tax was withheld. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

      Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on payments made with respect to or on our common stock. Under currently applicable law, the gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be subject to additional information reporting and backup withholding.

      The payment of proceeds on the disposition of common stock by a non-U.S. holder to or through a U.S. office of a broker generally will be reported to the U.S. Internal Revenue Service and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are met. The payment of proceeds on the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a U.S. broker generally will not be reduced by backup withholding but will be reported to the U.S. Internal Revenue Service unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are met. The payment of proceeds on the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker generally will not be reduced by backup withholding or reported to the U.S. Internal Revenue Service, but such reporting may be required if the non-U.S. broker has certain enumerated connections with the United States and various certification requirements are not met.

      Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

      Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the U.S. Internal Revenue Service.

UNDERWRITING

       Under the underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Credit Suisse First Boston Corporation and A.G. Edwards & Sons, Inc., are acting as representatives for the sale of shares of our common stock, has agreed to purchase from us, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement, the respective number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.
Credit Suisse First Boston Corporation
A.G. Edwards & Sons, Inc.

Total

      The underwriting agreement provides that the underwriters’ obligations to purchase our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased;

•	the representations and warranties made by us and the selling shareholders to the underwriters are true;

•	there is no material change in the financial markets;

•	we and the selling shareholders deliver customary closing documents to the underwriters; and

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Commissions and Expenses

      The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of $          per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $          per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      The following table summarizes the underwriting discounts and commissions we will pay in connection with this offering. The underwriting discounts and commissions are equal to the public offer price per share, less the amount paid to us and the selling shareholders per share. The amounts shown on the table assume both no exercise and full exercise of the underwriters’ over-allotment option to purchase                      additional shares. The underwriting discounts and commissions equal [     %] of the initial public offering price.

		Total Without	With
	Per Share	Over-Allotment	Over-Allotment

Paid to the underwriters by us	$	$	$

Paid to the underwriters by selling shareholders	$	$0.00	$

      We estimate that the total expenses of the offering, including registrations, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $           million.

Over-Allotment Option

      The selling shareholders have granted to the underwriters an option to purchase up to an aggregate of                     shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions shown in the table above. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table. We will not receive any proceeds from the sale of shares by the selling shareholders.

Lockup Agreements

      We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus. We and all of our executive officers and directors, and shareholders holding in the aggregate                     shares of our common stock have agreed under lockup agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus. In addition, holders of options to purchase                      shares of our common stock have agreed not to directly or indirectly sell or otherwise dispose of any shares of our common stock underlying such options without our consent for one year after the date of this prospectus. Although we may waive this one year restriction at any time, we have agreed not to do so without the prior written consent of Lehman Brothers Inc. These “lock up” agreements remain applicable even if we reincorporate to Delaware.

Offering Price Determination

      Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

      We and the selling shareholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities. We have further agreed to indemnify Lehman Brothers Inc. against liabilities related to the directed share program referred to below, including liabilities under the Securities Act.

Stabilization, Short Positions and Penalty Bids

      The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934;

•	Over-allotment involves sales by underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

      Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition of the offering price listed on the cover of this prospectus.

Offer and Sales in Canada

      This prospectus is not, and under no circumstances is it to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

Directed Share Program

      At our request, the underwriters have reserved up to                               shares, or           %, of our common stock offered by this prospectus, for sale under a directed share program to specified business associates. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants which are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

Discretionary Sales

      The underwriters have informed us and the selling shareholders that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of our common stock offered by them.

Electronic Distribution

      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter of selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

       The validity of the common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Certain legal matters will be passed upon for the underwriters by Paul, Hastings, Janofsky & Walker LLP, Costa Mesa, California. In addition, Skadden, Arps, Slate, Meagher & Flom LLP has provided, and is currently providing, legal services to us and Windward in connection with matters related and unrelated to this offering.

EXPERTS

       Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as set forth in their reports. We have included our financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

      The financial statements as of April 30, 2001 and for the year then ended for Raven Hire included in this registration statement have been so included in reliance on the report of Deloitte & Touche, independent accountants, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

       This prospectus constitutes a part of a registration statement on Form S-1 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) which we have filed with the Securities and Exchange Commission under the Securities Act, with respect to the common stock offered in this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the Securities and Exchange Commission. We refer you to the registration statement for further information about our company and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of documents filed as exhibits are not necessarily complete, and reference is made to the copy so filed, each such statement being qualified in all respects by such reference. You can inspect and copy the registration statement and the reports and other information we file with the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The same information will be available for inspection and copying at the regional offices of the Securities and Exchange Commission located at 233 Broadway, New York, New York 10279 and at 175 West Jackson Blvd., Suite 905, Chicago, Illinois 60604. You can also obtain copies of this material from the public reference room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Securities and Exchange Commission also maintains a Web site which provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address http://www.sec.gov.

      Upon the effectiveness of the registration statement, we will become subject to the information requirements of the Securities and Exchange Act of 1934. We will then file reports, proxy statements and other information under the Securities and Exchange Act of 1934 with the Securities and Exchange Commission. You can inspect and copy these reports and other information of our company at the locations set forth above or download these reports from the Securities and Exchange Commission’s Web site.

REPORT OF ERNST & YOUNG, LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders

Mobile Services Group, Inc.

      We have audited the accompanying consolidated balance sheets of Mobile Services Group, Inc. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mobile Services Group, Inc. and subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Woodland Hills, California

February 25, 2002, except as to
Note 15, as to which the date is
                    , 2002

      The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 15 to the financial statements.

/s/ ERNST & YOUNG LLP

Woodland Hills, California

March 22, 2002

MOBILE SERVICES GROUP, INC.

CONSOLIDATED BALANCE SHEETS

			Pro Forma
			Shareholders’
	December 31		Equity at
			December 31
	2000	2001	2001

			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,931,000	$1,853,000
Accounts receivable, net of allowance for doubtful accounts of $481,000 and $651,000 in 2000 and 2001, respectively	15,520,000	22,467,000
Inventories	5,340,000	7,976,000
Due from affiliates	631,000	710,000
Prepaid expenses and other current assets	1,325,000	2,895,000
Restricted cash	—	3,347,000

Total current assets	24,747,000	39,248,000
Rental equipment, net of accumulated depreciation of $12,164,000 and $17,292,000 in 2000 and 2001, respectively	144,182,000	199,484,000
Property and equipment, net of accumulated depreciation of $3,975,000 and $4,402,000 in 2000 and 2001, respectively	10,137,000	15,308,000
Goodwill, net of accumulated amortization of $1,709,000 and $3,662,000 in 2000 and 2001, respectively	40,799,000	63,323,000
Noncompete agreements, net of accumulated amortization of $2,383,000 and $3,608,000 in 2000 and 2001, respectively	4,596,000	4,262,000
Other assets, net	5,383,000	7,472,000

Total assets	$229,844,000	$329,097,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,124,000	$8,980,000
Accounts payable — equipment	3,023,000	3,695,000
Accrued liabilities	1,191,000	2,337,000
Customer deposits	2,777,000	3,058,000
Accrued interest	1,655,000	891,000
Restructuring accruals	—	1,820,000
Current portion of notes payable	7,000,000	17,560,000
Current portion of obligations under capital leases	3,738,000	5,351,000

Total current liabilities	26,508,000	43,692,000
Long-term liabilities:
Notes payable, less current maturities	130,106,000	119,558,000
Obligations under capital leases, less current maturities	4,196,000	7,047,000
Subordinated notes, net of unamortized original issue discount of $2,710,000 and $13,462,000 in 2000 and 2001, respectively	22,290,000	66,538,000
Deferred income taxes	16,520,000	27,547,000

Total long-term liabilities	173,112,000	220,690,000
Redeemable, at the option of the holder, Series B convertible 10% and 11% in 2000 and 2001, respectively, cumulative preferred stock; $10 per share par value, 160,000 and 120,000 shares issued and outstanding in 2000 and 2001, respectively; redemption and liquidation preference of $10 per share over common shareholders	1,600,000	1,200,000	—
Redeemable, at the option of the holder, Series E convertible 8.5% cumulative preferred stock, $20 per share par value, 1,000,000 shares authorized, 178,000 and 240,000 issued and outstanding in 2000 and 2001, respectively; redemption and liquidation preference of $20 per share over common shareholders	3,552,000	4,784,000	—
Commitments and contingencies
Shareholders’ equity:
Series B convertible 10% and 11% in 2000 and 2001, respectively, redeemable, cumulative, preferred stock; $10 per share par value, 5,000,000 shares authorized, 2,846,000 and 2,484,000 shares issued and outstanding in 2000 and 2001, respectively; redemption and liquidation preference of $10 per share over common shareholders	28,457,000	24,837,000	—
Series F redeemable, preferred stock; $100 per share par value, 100,000 shares authorized, 20,000 shares issued and outstanding in 2000 and 2001, redemption and liquidation preference of $100 per share over common shareholders	2,000,000	2,000,000	2,000,000
Series G convertible, redeemable, preferred stock; no par value, 5,000,000 shares authorized, 2,600,000 shares issued and outstanding in 2001; redemption and liquidation preference of $0.10 per share over common shareholders	—	260,000	—
Common stock, $1 stated value, 4,000,000 shares authorized, 176,000 and 221,000 shares issued and outstanding in 2000 and 2001, respectively	23,279,000	55,852,000	67,887,000
Deferred compensation	—	(649,000)	(649,000)
Accumulated other comprehensive loss	(204,000)	(1,608,000)	(1,608,000)
Retained earnings (deficit)	(28,460,000)	(21,961,000)	(21,961,000)

Total shareholders’ equity	25,072,000	58,731,000	$45,669,000

Total liabilities and shareholders’ equity	$229,844,000	$329,097,000

See accompanying notes.

MOBILE SERVICES GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31

	1999	2000	2001

Revenues:
Rental and rental related revenues	$43,264,000	$60,670,000	$80,877,000
Sales	13,113,000	23,468,000	39,559,000

Total revenues	56,377,000	84,138,000	120,436,000
Costs and expenses:
Cost of sales	9,031,000	17,313,000	29,776,000
Trucking and yard costs	10,331,000	14,731,000	19,264,000
Depreciation and amortization	6,936,000	8,137,000	9,495,000
Selling, general and administrative expenses	12,609,000	20,136,000	28,268,000
Restructuring charges	—	—	662,000
Management fees to majority shareholder	—	171,000	277,000
Fees associated with Company Recapitalization	—	5,292,000	—

Income from operations	17,470,000	18,358,000	32,694,000
Other income (expense):
Interest income	87,000	834,000	23,000
Interest expense	(5,024,000)	(11,811,000)	(17,032,000)
Charge for asset impairment	—	(4,100,000)	—
Other income	—	50,000	34,000

Income before provision for income taxes and extraordinary item	12,533,000	3,331,000	15,719,000
Provision for income taxes	5,198,000	3,206,000	5,889,000

Income before extraordinary loss	7,335,000	125,000	9,830,000
Extraordinary loss on early retirement of debt, net of income tax benefit of $272,000	—	(408,000)	—

Net income (loss)	7,335,000	(283,000)	9,830,000
Dividends on preferred stock	(3,380,000)	(3,705,000)	(3,331,000)

Net income (loss) applicable to common shareholders	$3,955,000	$(3,988,000)	$6,499,000

Earnings (loss) per share:
Basic and diluted earnings (loss) per share before extraordinary loss	$19.78	$(20.23)	$36.11
Extraordinary loss	—	(2.30)	—

Basic and diluted earnings (loss) per share	$19.78	$(22.53)	$36.11

Shares used to compute basic and diluted earnings (loss) per share	200,000	177,000	180,000

Pro forma earnings per share (unaudited):
Basic earnings per share			$43.57

Diluted earnings per share			$43.38

Shares used to compute pro forma earnings per share (unaudited):
Basic			225,600

Diluted			226,600

See accompanying notes.

MOBILE SERVICES GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Preferred Stock		Common Stock

	Number of		Number of		Deferred
	Shares	Amount	Shares	Amount	Compensation

Balances, January 1, 1999	2,721,000	$27,211,000	20,000	$336,000	$—
Exchange of Series A preferred stock for common stock	(161,000)	(1,606,000)	180,000	1,606,000	—
Collection of shareholder note	—	—	—	—	—
Issuance of preferred stock	386,000	3,857,000	—	—	(593,000)
Redemption of preferred stock	(371,000)	(3,716,000)	—	—	—
Preferred stock dividends, $0.72 per share in cash, $0.09 per share in Series B preferred stock and $0.21 per share in Series C redeemable preferred stock	113,000	1,128,000	—	—	—
Net income	—	—	—	—	—

Balances, December 31, 1999	2,688,000	26,874,000	200,000	1,942,000	(593,000)
Issuance of preferred stock	631,000	8,114,000	—	—	(442,000)
Redemption of preferred stock	(538,000)	(5,380,000)	—	—	—
Preferred stock dividends, $0.93 per share in cash, $0.29 per share in Series B preferred stock and $0.12 per share in Series E redeemable preferred stock	85,000	849,000	—	—	—
Issuance of common stock, net of offering costs	—	—	55,000	22,105,000	—
Repurchased shares, primarily related to Company Recapitalization	—	—	(79,000)	(768,000)	—
Amortization of deferred compensation	—	—	—	—	1,035,000
Comprehensive income (loss):
Net loss	—	—	—	—	—
Adjustment for foreign currency translation	—	—	—	—	—
Comprehensive loss

Balances, December 31, 2000	2,866,000	$30,457,000	176,000	$23,279,000	$—
Cumulative effect of change in accounting for interest rate swap, net of tax	—	$—	—	$—	$—
Issuance of preferred stock	1,000	5,000	—	—	—
Redemption of preferred stock	(491,000)	(4,905,000)	—	—	—
Preferred stock dividends, $0.57 per share in cash, $0.46 per share in Series B preferred stock, $0.34 per share in Series E redeemable preferred stock and $0.09 per share in Series G preferred stock	2,728,000	1,540,000	—	—	—
Issuance of common stock, net of offering costs	—	—	45,000	31,929,000	—
Repurchase of common stock (35 shares)	—	—	—	(14,000)	—
Deferred compensation	—	—	—	658,000	(658,000)
Amortization of deferred compensation	—	—	—	—	9,000
Comprehensive income (loss):
Net income	—	—	—	—	—
Unrealized loss in interest rate swap, net of tax	—	—	—	—	—
Adjustment for foreign currency translation	—	—	—	—	—
Comprehensive income

Balances, December 31, 2001	5,104,000	$27,097,000	221,000	$55,852,000	$(649,000)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Accumulated
		Other	Retained
	Shareholder	Comprehensive	Earnings
	Note	Loss	(Deficit)	Total

Balances, January 1, 1999	$(450,000)	$—	$2,733,000	$29,830,000
Exchange of Series A preferred stock for common stock	—	—	—	—
Collection of shareholder note	450,000	—	—	450,000
Issuance of preferred stock	—	—	—	3,264,000
Redemption of preferred stock	—	—	—	(3,716,000)
Preferred stock dividends, $0.72 per share in cash, $0.09 per share in Series B preferred stock and $0.21 per share in Series C redeemable preferred stock	—	—	(3,380,000)	(2,252,000)
Net income	—	—	7,335,000	7,335,000

Balances, December 31, 1999	—	—	6,688,000	34,911,000
Issuance of preferred stock	—	—	—	7,672,000
Redemption of preferred stock	—	—	—	(5,380,000)
Preferred stock dividends, $0.93 per share in cash, $0.29 per share in Series B preferred stock and $0.12 per share in Series E redeemable preferred stock	—	—	(3,705,000)	(2,856,000)
Issuance of common stock, net of offering costs	—	—	—	22,105,000
Repurchased shares, primarily related to Company Recapitalization	—	—	(31,160,000)	(31,928,000)
Amortization of deferred compensation	—	—	—	1,035,000
Comprehensive income (loss):
Net loss	—	—	(283,000)	(283,000)
Adjustment for foreign currency translation	—	(204,000)	—	(204,000)

Comprehensive loss				(487,000)

Balances, December 31, 2000	$—	$(204,000)	$(28,460,000)	$25,072,000
Cumulative effect of change in accounting for interest rate swap, net of tax	$—	$(244,000)	$—	$(244,000)
Issuance of preferred stock	—	—	—	5,000
Redemption of preferred stock	—	—	—	(4,905,000)
Preferred stock dividends, $0.57 per share in cash, $0.46 per share in Series B preferred stock, $0.34 per share in Series E redeemable preferred stock and $0.09 per share in Series G preferred stock	—	—	(3,331,000)	(1,791,000)
Issuance of common stock, net of offering costs	—	—	—	31,929,000
Repurchase of common stock (35 shares)	—	—	—	(14,000)
Deferred compensation	—	—	—	—
Amortization of deferred compensation	—	—	—	9,000
Comprehensive income (loss):
Net income	—	—	9,830,000	9,830,000
Unrealized loss in interest rate swap, net of tax	—	(450,000)	—	(450,000)
Adjustment for foreign currency translation	—	(710,000)	—	(710,000)

Comprehensive income				8,670,000

Balances, December 31, 2001	$—	$(1,608,000)	$(21,961,000)	$58,731,000

See accompanying notes.

MOBILE SERVICES GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31

	1999	2000	2001

Operating activities
Net income (loss)	$7,335,000	$(283,000)	$9,830,000
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Extraordinary loss on early retirement of debt, net	—	408,000	—
Provision for doubtful accounts	700,000	400,000	436,000
Amortization of deferred loan costs	181,000	681,000	980,000
Depreciation	4,969,000	4,433,000	6,220,000
Amortization	1,967,000	3,704,000	3,275,000
Deferred compensation	—	1,035,000	9,000
Charge for asset impairment	—	4,100,000	—
Restructuring charge	—	—	662,000
Deferred income taxes	5,197,000	3,091,000	5,248,000
Changes in operating assets and liabilities:
Accounts receivable	(2,155,000)	(1,118,000)	(29,000)
Due from affiliates	198,000	2,000	(79,000)
Inventories	(368,000)	(879,000)	(2,601,000)
Prepaid expenses and other current assets	758,000	471,000	(1,570,000)
Other assets	(1,663,000)	(1,315,000)	1,096,000
Accounts payable and accrued liabilities	(1,664,000)	1,229,000	(2,407,000)
Restructuring reserves	—	—	(460,000)

Net cash provided by operating activities	15,455,000	15,959,000	20,610,000
Investing activities
Acquisitions, net of cash acquired	(21,425,000)	(64,864,000)	(73,787,000)
Purchases of rental equipment	(10,696,000)	(7,020,000)	(896,000)
Purchases of property and equipment	(2,512,000)	(4,939,000)	(2,486,000)
Proceeds from sale of investments	—	1,115,000	—

Net cash used in investing activities	(34,633,000)	(75,708,000)	(77,169,000)
Financing activities
Net borrowings under Old Credit Facility	33,070,000	11,200,000	—
Principal payments on Old Credit Facility	—	(53,290,000)	—
Principal payments on New Credit Facility	—	—	(29,667,000)
Borrowings under New Credit Facility	—	130,647,000	33,500,000
Principal payments on notes payable	(3,675,000)	(12,124,000)	(8,902,000)
Principal payments on capital lease obligations	(1,973,000)	(2,691,000)	(3,358,000)
Borrowing on subordinated debt	—	25,000,000	44,247,000
Deferred financing costs	—	(4,200,000)	(3,456,000)
Proceeds from issuance of common stock, net of offering costs	—	8,017,000	31,929,000
Repurchase of common stock	—	(31,928,000)	(14,000)
Issuance of preferred stock	1,748,000	5,857,000	799,000
Redemptions of preferred stock	(8,027,000)	(12,830,000)	(6,185,000)
Preferred stock dividends paid	(2,178,000)	(2,823,000)	(1,733,000)

Net cash provided by financing activities	18,965,000	60,835,000	57,160,000
Effect of foreign exchange rate changes on cash	—	(204,000)	(679,000)

Net increase (decrease) in cash	(213,000)	882,000	(78,000)
Cash and cash equivalents at beginning of year	1,262,000	1,049,000	1,931,000

Cash and cash equivalents at end of year	$1,049,000	$1,931,000	$1,853,000

MOBILE SERVICES GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31

	1999	2000	2001

Supplemental disclosure of cash flow information
Cash paid during the year:
Interest	$4,389,000	$10,663,000	$17,020,000

Income taxes	$—	$1,000	$52,000

Supplemental disclosure of noncash transactions
Details of acquisitions:
Fair value of assets acquired	$27,655,000	$91,892,000	$93,783,000
Liabilities assumed	(355,000)	(8,065,000)	(18,323,000)
Notes payable issued	(2,250,000)	(2,177,000)	(400,000)
Debt assumed	—	—	(13,000)
Series B Preferred Stock issued (14,000 shares)	—	(143,000)	—
Series C Preferred Stock issued (181,000 and 154,000 shares in 1999 and 2000, respectively)	(3,625,000)	(3,088,000)	—
Series E Preferred Stock issued (13,000 and 63,000 shares in 2000 and 2001, respectively)	—	(244,000)	(1,260,000)
Series F Preferred Stock issued (20,000 shares)	—	(2,000,000)	—
Common Stock issued (28,000 shares)	—	(11,311,000)	—

Net cash paid in connection with acquisitions	$21,425,000	$64,864,000	$73,787,000

Supplemental disclosure of other noncash transactions
Series B Preferred Stock issued (151,600 shares) for a covenant not-to-compete	$1,516,000	$—	$—
Series C Redeemable Preferred Stock issued (300,000 shares) for a buyout of property damage insurance policy and a covenant not-to-compete	6,000,000	—	—
Series B Preferred Stock issued as reinvested Series B Preferred Stock dividends	1,128,000	849,000	1,280,000
Series C Redeemable Preferred Stock issued as reinvested Series C Redeemable Preferred Stock dividends	74,000	—	—
Series E Redeemable Preferred Stock issued as reinvested Series E Redeemable Preferred Stock dividends	—	33,000	58,000
Series G Preferred Stock issued as reinvested Series B Preferred Stock dividends	—	—	260,000
Common Stock issued for loan costs (6,881 shares)	—	2,777,000	—
Capital lease obligations related to certain rental equipment	—	—	4,999,000

See accompanying notes.

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

1.     Summary of Significant Accounting Policies

Organization and Business

      Mobile Services Group, Inc. (the Company) is an international provider of portable storage solutions with 78 locations throughout the Untied States and United Kingdom. The Company rents and sells portable storage containers, portable offices and over-the-road trailers for storage and transportation. The Company has a diversified customer base, including large national and small local companies in the construction, retail, transportation, commercial, government and entertainment sectors. These customers use portable storage solutions for a variety of purposes, including storing and transporting inventory, equipment and documents and providing temporary office space.

      The consolidated financial statements include the accounts of Mobile Services Group, Inc. and its wholly owned subsidiary, Mobile Storage Group, Inc. and subsidiaries, including its operating company in the United Kingdom, Ravenstock MSG Limited. All significant intercompany accounts and transactions have been eliminated in consolidation.

      During the year ended December 31, 2000, the Company entered into an Agreement and Plan of Merger (the Recapitalization). Under the Recapitalization, a company formed by an investor group merged with and into the Company resulting in a new capital structure (see Note 14). This transaction was accounted for as a recapitalization and no revaluation of assets to fair market value was required.

Estimates and Assumptions

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

      The Company rents and sells various types of storage and office containers, trailers and portable offices to customers. Rentals to customers are generally on a short-term basis qualifying as operating leases. The aggregate rental payments are generally less than the purchase price of the equipment. Revenue is recognized as earned in accordance with the rental terms established by the lease agreements and when collectibility is reasonably assured. Revenue from sales of equipment is recognized upon delivery.

      Revenue from sales and rental equipment unit delivery and hauling is recognized when these services are provided. Costs associated with these activities are included in trucking and yard costs in the statements of operations.

      Customers in the United States are generally billed in advance for each 28-day period. Deferred revenue is recorded for the unearned portion of prebilled rental income.

Cash and Cash Equivalents

      The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Concentration of Credit Risk

      Financial instruments potentially exposing the Company to concentrations of credit risk consist primarily of receivables. Concentrations of credit risk with respect to receivables are limited due to the large number of customers spread over a large geographic area in many industry segments. The Company’s receivables related to sales are generally secured by the equipment sold to the customer. The Company’s receivables related to its leasing operations are primarily small month-to-month amounts generated from both off-site and on-site customers. The Company has the right to repossess rental equipment for non-payment.

Inventories

      Inventories consist primarily of equipment held for sale and are carried at the lower of cost or market. Cost of containers is determined when acquired and is based on the specific-identification method.

Rental Equipment

      Rental equipment consists of containers, trailers and portable offices used by the Company in its rental fleet. The equipment is recorded at cost and depreciated on a straight-line basis; containers over the estimated life of 20 years and trailers and portable offices over the estimated lives of 15 years. Salvage values are determined when the rental equipment is acquired and are typically 70% for containers, 50% for trailers and 10% for portable offices. Management believes the estimated salvage values do not cause carrying values to exceed net realizable values. Normal repairs and maintenance to rental equipment are expensed as incurred.

      Effective January 1, 2000, the Company changed its estimate of salvage value for containers from 50% to 70% and trailers from 30% to 50%. In addition, the Company changed its estimate of useful life for containers from 15 to 20 years. These changes in estimates resulted from the Company’s historical experience with this equipment and increased pretax income by approximately $1,700,000 in the year ended December 31, 2000.

Property and Equipment

      Property and equipment is stated at cost. Depreciation for property and equipment is recorded on the straight-line method over their estimated useful lives of five years. Leaseholds improvements and buildings are depreciated on the straight-line method over their estimated useful lives of 12 years, or the term of the underlying lease agreement, whichever is shorter.

Goodwill and Noncompete Agreements

      Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in connection with acquisitions. Amortization is provided for on a straight-line basis over periods ranging from 20 to 25 years. Amortization expense related to goodwill was approximately $287,000, $1,280,000 and $1,863,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

      Noncompete agreements are negotiated with sellers at the time the Company makes an acquisition and generally cover a five-year period. Amortization is provided for on a straight-line basis over five to 10 years based on the terms of the individual agreements. Amortization expense related to noncompete agreements was approximately $1,465,000, $2,379,000 and $1,225,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Financing Costs

      Included in other assets are deferred financing costs of approximately $3,813,000 and $5,475,000 at December 31, 2000 and 2001, respectively. These deferred costs of obtaining long-term financing are being amortized over the term of the related debt.

Impairment of Long-Lived Assets

      The Company periodically reviews for the impairment of long-lived assets and certain identifiable intangibles and assesses when an event or change in circumstances indicates the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Other than the covenant not-to-compete impairment charge discussed in Note 7, no such impairment losses have been identified by the Company.

Accrued Liabilities

      Included in accrued liabilities in the accompanying consolidated balance sheets are deferred revenues totaling $217,000 and $533,000 for the years ended December 31, 2000 and 2001, respectively.

Off Balance Sheet Financial Instruments

      In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its amendments SFAS 137 and 138, in June 1999 and June 2000, respectively. The statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. The adoption of SFAS No. 133, as amended, on January 1, 2001 resulted in the cumulative effect of an accounting change of $244,000 being recognized in other comprehensive income.

      The Company periodically uses interest rate swaps to fix interest rates on certain debt obligations and not for speculative purposes. Payments made or received on swap transactions are included as adjustments to the related interest expense. In October 2000, the Company entered into a swap agreement with a total notional amount of $25,000,000 to fix an interest rate at 6.60% expiring in October 2002. The interest rate swap qualifies and is designated as a fair value hedge. The terms of the interest rate swap agreement correspond to the related hedged debt, and therefore there is no hedge ineffectiveness. During the year ended December 31, 2001, the loss on the interest rate swap agreement was $634,000. The fair value of the interest rate swap in the amount of $1,119,000, net of taxes of $425,000, has been included as an increase to the related borrowings and as a component of accumulated comprehensive loss at December 31, 2001.

      The Company is exposed to credit losses in the event of nonperformance by the other parties to the contracts; however, such nonperformance is not anticipated as the Company deals only with highly rated counterparties.

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments

      The estimated fair value of financial instruments has been determined by the Company using available market information valuation methodologies. Management uses judgment in estimating fair values. Accordingly, the estimates may not be indicative of the amounts that the Company could realize in a current market exchange.

      The carrying amounts of cash and cash equivalents, receivables and accounts payable approximate fair values. The carrying amounts of the Company’s borrowings under the revolving line of credit and certain variable rate notes payable instruments approximate fair value. The fair value of the Company’s variable rate notes payable and revolving line of credit is estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The fair value of fixed rate long-term debt is based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities at December 31, 2000 and 2001 which approximates the recorded values. The fair value of the Company’s interest rate swap agreement is a liability estimated based on quoted market prices of $393,000 and $1,119,000 at December 31, 2000 and 2001, respectively.

Income Taxes

      Deferred income taxes have been provided for using the liability method. Deferred tax assets and liabilities are determined based upon the difference between the financial statement bases and tax bases of assets and liabilities as measured by the enacted tax rate which will be in effect when these differences are expected to reverse. These differences are primarily related to depreciation. Foreign taxes are provided based on the tax rates of the country of the subsidiary.

Capital Leases

      The Company periodically enters into sale-leaseback transactions and lease transactions for containers and trailers in order to finance acquisitions. These agreements typically have a bargain purchase option which the Company intends to exercise. The Company accounts for these transactions as capital leases and carries the assets on its balance sheet. The Company records the lease obligation at the present value of the minimum lease payments. Any gains recognized on sale-leaseback transactions are deferred and amortized over the life of the lease.

Advertising

      The Company expenses costs of advertising as incurred, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits. Direct-response advertising consists primarily of costs incurred for directory listings which guide customers to the Company. The capitalized costs are amortized over the periods the directories are current and no longer than 12 months.

      Advertising costs of approximately $227,000 and $570,000 were capitalized and included in prepaid expenses and other current assets at December 31, 2000 and 2001, respectively, and will be amortized over the related direct response marketing period. Advertising expenses totaled $718,000, $1,417,000 and $2,147,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

Foreign Currency Translation

      The financial position and results of operations of the Company’s foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of this subsidiary are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exchange rates from period to period are included in the accumulated other comprehensive loss in shareholders’ equity.

Employee Stock Options

      The Company accounts for employee stock options using the intrinsic value method rather than the alternative fair-value accounting method. Under the intrinsic-value method, if the exercise price of the employee’s stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. Accordingly, when the Company grants stock options at an exercise price less than the market value of the underlying stock on the date of the grant, the Company records deferred compensation and amortizes the deferred amounts to compensation expense over the vesting period. Pro forma disclosures have been made in accordance with the disclosure requirements of the fair-value method.

Earnings (Loss) Per Share

      Basic and diluted earnings (loss) per share has been computed by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares outstanding. The Company has excluded all redeemable convertible preferred stock, redeemable preferred stock and outstanding stock options from the calculation of diluted net income (loss) applicable to common shareholders because all such securities are antidilutive. These securities are antidilutive when the dividends on convertible preferred stock are added back to net income (loss) applicable to common shareholders in accordance with the “if converted” method of the accounting statement for earnings per share calculations.

Pro Forma Shareholders’ Equity and Net Income Per Share (Unaudited)

      The Company has filed a registration statement related to an offering of common stock. If the offering is consummated, shares of Series B preferred stock will be redeemed for $21,510,000 and shares of Series G preferred stock will be redeemed for $237,000. The remaining shares of Series B and G preferred stock will convert to various series of preferred stock which automatically converts based on the offering price into shares of common stock 181 days after the effective date of an offering and shares of Series E preferred stock will automatically convert based on the offering price into shares of common stock. Pro forma shareholders’ equity at December 31, 2001, as adjusted for the assumed redemption and conversion as of that date, is disclosed on the consolidated balance sheets.

      Pro forma basic and diluted earnings per share presented in the statements of operations have been computed as described above and also give effect to the conversion of the Series B preferred stock, Series E preferred stock and Series G preferred stock from the beginning of the period presented.

Cash Distributions

      The Company makes distributions to its shareholders out of retained earnings. Certain investors elect to reinvest their distributions in preferred stock.

Comprehensive Income (Loss)

      For the years ended December 31, 1999, 2000 and 2001, comprehensive income (loss) amounted to $7,335,000, $(487,000) and $8,670,000, respectively. The difference between net income (loss) and comprehensive income (loss) relates to the Company’s change in foreign currency translation adjustments and change in the fair value of the Company’s interest rate swap.

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment Information

      SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS 131), establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Based on the provisions of SFAS 131 and the manner in which the chief operating decision maker analyzes the business, the Company has determined it does not have separately reportable operating segments. See Notes 6 and 12 for disclosures on geographic areas.

Impact of Recently Issued Accounting Standards

      In June 2001, the FASB issued SFAS No. 141, “Business Combinations” (SFAS 141), and No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

      The Company applied SFAS 142 the first quarter of 2002. Application of the nonamortization provisions of SFAS 142 is expected to result in an increase of net income of $2,016,000 in fiscal 2002. The Company tested goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests would be reflected as a cumulative effect of change in accounting principle in the first quarter of 2002. The Company has determined these impairment tests will have no effect on the earnings and financial position of the Company.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations,” for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted SFAS 144 as of January 1, 2002 and the adoption of the Statement did not have an impact on the Company’s financial position and results of operations.

Reclassifications

      Certain reclassifications have been made to the 1999 and 2000 financial statements to conform to the presentation in 2001.

2.     Asset Acquisitions

      The Company acquired the assets and assumed certain liabilities of 11 companies during the year ended December 31, 1999, nine companies during the year ended December 31, 2000 and seven companies during the year ended December 31, 2001. The acquisitions were accounted for as purchases and the acquired assets and liabilities were recorded at their estimated fair values on the date of acquisition. The accompanying financial statements include the operations of the acquired companies from the respective dates of acquisition.

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The aggregate consideration given for the companies acquired consisted of:

	December 31

	1999	2000	2001

Cash	$21,425,000	$64,864,000	$73,787,000
Notes payable	2,250,000	2,177,000	400,000
Debt assumed	—	—	13,000
Series B Preferred Stock issued (14,000 shares)	—	143,000	—
Series C Preferred Stock issued (181,000 and 154,000 shares, respectively)	3,625,000	3,088,000	—
Series E Preferred Stock issued (13,000 shares and 63,000 shares, respectively)	—	244,000	1,260,000
Series F Preferred Stock issued (20,000 shares)	—	2,000,000	—
Common Stock issued (28,000 shares)	—	11,311,000	—

	$27,300,000	$83,827,000	$75,460,000

      The fair value of the assets acquired and liabilities assumed has been allocated as follows:

	December 31

	1999	2000	2001

Inventory	$—	$—	$35,000
Accounts receivable	685,000	6,070,000	7,354,000
Rental equipment	18,388,000	47,648,000	53,824,000
Property and equipment	260,000	400,000	4,488,000
Goodwill	6,377,000	32,205,000	23,257,000
Noncompete agreements	1,945,000	1,310,000	907,000
Other assets	—	4,259,000	3,918,000
Accrued liabilities	(355,000)	(7,809,000)	(8,945,000)
Restructuring accrual	—	—	(1,618,000)
Capital lease obligation	—	—	(2,823,000)
Deferred taxes	—	(256,000)	(4,937,000)

	$27,300,000	$83,827,000	$75,460,000

      Included in the amounts disclosed above is the Company’s November 2001 acquisition of Raven Hire Limited (Raven Hire) for a total purchase price of $64,854,000, paid in cash including $3,347,000 required to be held as restricted cash payable on demand to the seller. In conjunction with the Raven Hire acquisition, the Company recorded restructuring accruals based upon the Company’s planned restructuring for Raven Hire personnel and locations upon completion of the acquisition. The restructuring accrual recorded consisted primarily of $1,106,000 for severance charges and $512,000 for facility closures. The severance accruals related to planned terminations of approximately 54 employees. Management expects these accruals to be fully utilized in 2002 (see Note 13). Goodwill of $15,530,000 was allocated as a result of the acquisition and is not being amortized in accordance with the new accounting standards as the acquisition occurred subsequent to June 30, 2001.

      The following unaudited pro forma information presents a summary of results of operations of the Company as if the transactions described above had occurred at the beginning of the respective year of acquisition. The pro forma results adjust for the amortization of the excess of purchase price over net

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets acquired and noncompete covenants, the increase in interest expense and certain income tax adjustments. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed dates or of future results of operations of the combined entities.

	Year Ended December 31

	1999	2000	2001

	(Unaudited)
Revenues	$59,769,000	$116,191,000	$151,975,000
Income from operations	$14,088,000	$31,871,000	$42,696,000
Net income	$8,309,000	$3,085,000	$11,939,000
Net income (loss) applicable to common shareholders	$4,929,000	$(620,000)	$8,608,000
Basic and diluted earnings (loss) per share	$24.65	$(3.50)	$39.83

3.     Property and Equipment

      Property and equipment consist of the following:

	December 31

	2000	2001

Land and building	$3,300,000	$3,580,000
Transportation equipment	6,152,000	7,290,000
Furniture, fixtures and office equipment	3,023,000	7,897,000
Leasehold improvements	1,637,000	943,000

	14,112,000	19,710,000
Less: accumulated depreciation	(3,975,000)	(4,402,000)

	$10,137,000	$15,308,000

4.     Financing

      Notes payable consist of the following:

	December 31

	2000	2001

Revolving credit agreement	$50,647,000	$34,050,000
Term A note payable to The Bank of Nova Scotia, as agent for the Bank Syndicate, bearing interest at prime rate plus 1.00% to 2.00%, or LIBOR plus 2.00% to 3.00%, payable in quarterly installments of principal and interest at varying amounts through June 2005	55,000,000	50,000,000
Term B note payable to The Bank of Nova Scotia, as agent for the Bank Syndicate, bearing interest at prime rate plus 2.50% to 2.75%, or LIBOR plus 3.50% to 3.75%, payable in quarterly installments of principal and interest at varying amounts though June 2006	24,724,000	44,152,000
Note payable to American Equipment Leasing, bearing interest at 8.21%, secured by equipment, payable in monthly installments of principal and interest totaling $51,000 through July 2003	1,422,000	907,000

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31

	2000	2001

Note payable to KeyCorp Leasing, bearing interest at 8.21%, secured by equipment, payable in monthly installments of principal and interest totaling $51,000 through July 2003	$1,422,000	$888,000
Note payable to Norwest Equipment Finance, bearing interest at 8.21%, secured by equipment, payable in monthly installments of principal and interest totaling $41,000 through July 2003	1,135,000	718,000
Note payable to Union Bank of California, bearing interest at 8.5%, secured by land, payable in monthly installments of principal and interest totaling $10,000 through June 2013	775,000	737,000
Other notes payable	1,981,000	5,666,000

	137,106,000	137,118,000
Less current portion	(7,000,000)	(17,560,000)

Notes payable, long term	$130,106,000	$119,558,000

      At December 31, 1999, the Company had a credit agreement (Old Credit Facility), as amended, providing for a revolving line of up to $60,000,000. Borrowings under the line were documented in separate interest-only promissory notes maturing on December 18, 2005. Each promissory note bore interest at a rate determined by the amount of the loan, and at the option of the Company, ranging from LIBOR, plus 1.75% to 2.50%, or prime rate. The revolving line required certain positive and negative covenants and was secured by all of the specifically unencumbered assets of the Company.

      On June 30, 2000, the Company obtained secured financing from The Bank of Nova Scotia (New Credit Facility), as amended in November 2001, as agent for a bank syndicate, up to a maximum of $160,000,000. The secured financing, as amended, consisted of:

Revolving credit facility	$60,000,000
Term A facility	55,000,000
Term B facility	45,000,000

$160,000,000

      With the New Credit Facility in place, the Company immediately borrowed both Term Loans, and repaid its Old Credit Facility in the amount of $53,290,000. In connection with the repayment of its Old Credit Facility, the Company incurred a $408,000 extraordinary loss, net of taxes, for prepayment penalties and the write-off of deferred loan costs.

      The New Credit Facility provides for revolving loans, swing loans and letters of credit not to exceed $60,000,000 in the aggregate, with the maximum amount of swing loans and letters of credit outstanding at any time of $5,000,000 and $12,500,000, respectively. No amounts were outstanding at December 31, 2000 and 2001, for swing loans or letters of credit. Borrowings under the New Credit Facility, and borrowings under the term loans, are collateralized by all of the specifically unencumbered assets of the Company. Interest is payable monthly at LIBOR (1.88% at December 31, 2001), plus 2.0% to 3.0% or prime rate (4.75% at December 31, 2001), plus 1.0% to 2.0%. At December 31, 2001, all amounts outstanding under the revolving loans bear interest at LIBOR plus 3.0%. Upon issuance of the Company’s common or preferred stock or receipt of proceeds relating to the Company’s debt, the Company must make a mandatory prepayment of the Term Loans in the amount equal to 50% of such net equity proceeds and 100% of such net debt proceeds. The New Credit Facility requires the Company to meet specific financial ratios and places various restrictions on the Company, including the incurring of additional debt, specified

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

limits on capital expenditures, loans to members of management of the Company, the amounts of dividends which can be made by the Company and does not allow for dividends to be paid on common stock. The Company is in compliance with the specific ratios and restrictions described above as of December 31, 2001.

      Subordinated notes, as amended, consist of notes held by Northwestern Mutual Life Insurance Company, Capital D’Amerique, John Hancock Life Insurance Company, Investors Partner Life Insurance Company, Signatures 5 L.P. and New York Life Insurance Company. The subordinated notes were issued in principal amounts of $25,000,000 and $55,000,000 in the years ended December 31, 2000 and 2001, respectively, and bear interest at 12% per annum with interest payable semiannually. The notes require a lump-sum principal repayment of $4,000,000 due December 31, 2008 with the remaining principal due June 30, 2010. The subordinated notes are included on the balance sheet net of the unamortized original issue discount of $2,710,000 and $13,462,000 at December 31, 2000 and 2001, respectively. Amortization of the original issue discount amounted to $68,000 and $203,000 for the years ended December 31, 2000 and 2001, respectively, and is included in interest expense in the statements of operations. The subordinated notes require the Company to meet specific financial ratios and places various restrictions on the Company. The Company may prepay these notes any time on or after June 29, 2005 at which time the Company will incur prepayment penalties of 5.0% of the principal amount decreasing by one percentage point through 2010. Upon an underwritten public offering of shares of common stock or debt, the Company may prepay the notes any time at which time the Company will incur prepayment penalty of 5.0% of the principal amount.

      Principal payments on the notes payable and senior subordinated notes are due as follows at December 31, 2001:

2002	$17,560,000
2003	16,964,000
2004	16,197,000
2005	9,300,000
2006 and thereafter	143,635,000

$203,656,000

5.     Obligations Under Capital Leases

      The Company has leased certain container and trailer equipment under capital leases expiring through 2003 under sale-leaseback arrangements with various leasing companies. There are certain restrictions in the lease agreements regarding dividends, distributions and equity maintenance by the Company. The lease agreements provide the Company with a purchase option at the end of the lease term based on an agreed upon percentage of the original cost of the equipment. These leases have been capitalized using interest rates ranging from approximately 6.65% to 10.0%. The leases are secured by the equipment under lease. At December 31, 2000 and 2001, equipment acquired under capital leases and related accumulated depreciation are included in rental equipment, net.

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Future payments under capitalized lease obligations are as follows:

2002	$4,613,000
2003	2,507,000
2004	1,714,000
2005	1,600,000
2006 and thereafter	2,710,000

Total payments	13,144,000
Less amounts representing interest	(746,000)

$12,398,000

6.     Income Taxes

      The components of the provision for income taxes before extraordinary items consist of the following:

	December 31

	1999	2000	2001

Current:
Federal	$—	$—	$—
State	1,000	1,000	41,000
Foreign	—	114,000	600,000

	1,000	115,000	641,000
Deferred tax:
Federal	4,396,000	2,626,000	4,461,000
State	801,000	465,000	369,000
Foreign	—	—	418,000

	5,197,000	3,091,000	5,248,000

	$5,198,000	$3,206,000	$5,889,000

      Foreign income before provision for taxes for foreign operations is $735,000 and $2,873,000 for the years ended December 31, 2000 and 2001, respectively.

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The net deferred tax asset and liability in the accompanying balance sheet consists of the following components:

	December 31

	2000	2001

Deferred tax liabilities:
Depreciation	$24,801,000	$37,909,000
Goodwill amortization	190,000	495,000
Other	787,000	1,494,000

Total deferred tax liabilities	25,778,000	39,898,000
Deferred tax assets:
Tax loss carryforward	7,600,000	8,913,000
Accruals and reserves not currently deductible	560,000	647,000
Covenant not-to-compete amortization	1,098,000	2,791,000
Total deferred tax assets	9,258,000	12,351,000

Net deferred tax liability	$16,520,000	$27,547,000

      A reconciliation of the U.S. federal statutory rate to the Company’s effective tax rate for the years ended December 31 is as follows:

	1999	2000	2001

Statutory federal rate	35.0%	35.0%	35.0%
Company recapitalization costs	—	56.5	—
Foreign tax rate differences	—	(4.3)	0.1
State taxes, net of federal benefit	6.5	9.1	1.7
Other, net	—	—	0.7

	41.5%	96.3%	37.5%

      The Company had federal net operating loss carryforwards at December 31, 2001 of approximately $23,500,000 which expire in various amounts in 2012 through 2021. At December 31, 2001, the Company had state operating loss carryovers of approximately $16,000,000 which expire in various amounts beginning in 2002.

      As a result of stock ownership changes, the Company has undergone changes in ownership which limit the amount of net operating loss currently available as a deduction. Such limitation could result in the Company being required to pay tax currently because only a portion of the net operating loss is available. Management believes the Company will fully realize its net operating loss carryforwards and a valuation reserve was not necessary at December 31, 2001.

7.     Related Party Transactions

Transactions with CMSI Capital Holdings, Inc. (CMSI)

      The Company made advances to an affiliate, CMSI, which were used by CMSI to fund its operations. At December 31, 2000 and 2001, CMSI owed the Company $590,000 and $653,000, respectively, under a short term, non-interest bearing advance. The advance is due on demand and included in due from affiliates.

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Transactions with Portosan

      The Company records revenues from ongoing normal business activities from an affiliated company, Portosan Company LLC (Portosan), who rents and services portable waste disposal units. Portosan shares certain common ownership with the Company and its officers. Revenues from sales and rentals to Portosan were $229,000, $481,000 and $305,000 for the years ended December 31, 1999, 2000 and 2001, respectively. At December 31, 2000 and 2001, accounts receivable from Portosan were $25,000 and $100,000, respectively, and included in accounts receivable on the balance sheet. At December 31, 2000 and 2001 Portosan owed the Company $41,000 and $57,000, respectively, from the purchase of certain fixed assets from the Company at net book value. These amounts are included in due from affiliates.

      At December 31, 1999, the Company had an investment in the common stock of Easy House, Inc. at a total cost of $1,115,000. The Company accounted for this investment under the cost method. The investment resulted from the discharge of a receivable from Portosan. One shareholder of Portosan, also a shareholder of Easy House, Inc., assigned their shares to the Company in exchange for the discharge of their debt. During the year ended December 31, 2000, the Company sold its investment in Easy House, Inc. for $1,115,000. No gain or loss was recognized on the sale of the investment.

Fees to Majority Shareholder

      In June 2000, the Company began to pay management fees to its majority shareholder under a management agreement for financial advisory services including reviewing the business, operations and prospects of the Company with management, assisting in acquisitions, and finding and negotiating with potential financing sources. The term of the agreement is for three years with automatic one-year extensions unless terminated with six months notice by the board of directors or the shareholders after the initial three-year terms. Fees are payable in advance in semiannual installments of $117,500 each, plus expenses, on January 1 and July 1 of each year. In October 2001, the management agreement was amended to increase the fees to $300,000 for each remaining year of the agreement with the total for fiscal 2002 amounting to $311,000. Fees and expenses paid in connection with the management agreement amounted to $171,000 and $277,000 for the years ended December 31, 2000 and 2001, respectively.

      In November 2001, the Company paid this shareholder $900,000 during the year ended December 31, 2001, under the terms of the management agreement for financings occurring in 2001. Of the amounts paid, $600,000 was capitalized as deferred financing costs to be amortized over the term of the related debt and $300,000 was netted against the proceeds of common stock issuances.

Covenant Not-to-Compete

      In June 1999, the Company bought out a property damage insurance policy and obtained a covenant not-to-compete from its insurance carrier, Hanseatic Insurance Company (Hanseatic), an offshore entity, for $6,000,000. Insurance premiums paid to Hanseatic for the period January 1, 1999 through June 30, 1999, amounted to approximately $367,000. This transaction was funded through the issuance of 300,000 shares of Series C preferred stock to CMSI as CMSI paid $6,000,000 to Hanseatic on the Company’s behalf. The Company is currently self-insured for property damages on its rental equipment.

      During 2000, the Company recorded a charge of $4,100,000 to expense the unamortized balance of the covenant not-to-compete with Hanseatic. The asset impairment was triggered by a series of events occurring in 2000 including the retirement of certain principals of Hanseatic in 2000, the failure of Hanseatic to obtain a license to conduct business in the United States and the exit of Hanseatic from the United States property damage insurance market.

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.     Commitments and Contingencies

      The Company leases its corporate offices and various yard facilities under noncancelable operating leases with terms expiring at various dates through December 2005. Rent expense under these agreements was approximately $1,180,000, $2,056,000 and $3,057,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

      Future minimum payments under all noncancelable operating leases with terms in excess of one year at December 31, 2001, are as follows:

2002	$2,588,000
2003	2,225,000
2004	1,874,000
2005	1,103,000
2006 and thereafter	1,219,000

$9,009,000

      The Company is party to various legal proceedings arising in the normal course of business. The Company carries insurance, subject to deductibles under the specific policies, to protect against losses from legal claims. The Company is not currently party to any material legal proceedings nor, to its knowledge, are any significant legal proceedings threatened.

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.     Redeemable Preferred Stock

	Series B		Series C		Series E
	Redeemable		Redeemable		Redeemable
	Preferred Stock		Preferred Stock		Preferred Stock
							Total
	Number of		Number of		Number of		Redeemable
	Shares	Amount	Shares	Amount	Shares	Amount	Preferred Stock

Balances, January 1, 1999	200,000	$2,000,000	68,000	$1,355,000	—	$—	$3,355,000
Issuance of redeemable preferred stock	—	—	489,000	9,791,000	—	—	9,791,000
Redemption of redeemable preferred stock	(40,000)	(400,000)	(196,000)	(3,911,000)	—	—	(4,311,000)
Series C redeemable preferred stock dividends, $0.21 per share in Series C redeemable preferred stock	—	—	4,000	74,000	—	—	74,000

Balances, December 31, 1999	160,000	1,600,000	365,000	7,309,000	—	—	8,909,000
Issuance of redeemable preferred stock	—	—	156,000	3,120,000	27,000	540,000	3,660,000
Exchange of Series C redeemable preferred stock to Series E redeemable preferred stock	—	—	(489,000)	(9,783,000)	489,000	9,783,000	—
Redemption of redeemable preferred stock	—	—	(32,000)	(646,000)	(340,000)	(6,804,000)	(7,450,000)
Series E redeemable preferred stock dividends, $0.12 per share in Series E redeemable preferred stock	—	—	—	—	2,000	33,000	33,000

Balances, December 31, 2000	160,000	1,600,000	—	—	178,000	3,552,000	5,152,000
Issuance of redeemable preferred stock	—	—	—	—	103,000	2,054,000	2,054,000
Redemption of redeemable preferred stock	(40,000)	(400,000)	—	—	(44,000)	(880,000)	(1,280,000)
Series E redeemable preferred stock dividends, $0.34 per share in Series E redeemable preferred stock	—	—	—	—	3,000	58,000	58,000

Balances, December 31, 2001	120,000	$1,200,000	—	$—	240,000	$4,784,000	$5,984,000

      During 1998, the Company issued 200,000 shares of Series B preferred stock, with the same dividend rates and preferences enjoyed by other Series B preferred shares, in conjunction with an acquisition. The transaction agreement related to this acquisition included a provision giving the shareholder the right to cause the Company to repurchase these Series B preferred shares ratably over a five-year period or in full as the redemption period lapses. These shares are also redeemable at anytime at the option of the Company.

      The Company had Series C redeemable preferred stock. The shares were redeemable, up to 20% per annum, at the option of the shareholder. Each share of Series C preferred stock entitled the holder to receive an 8.5% annual dividend, payable in cash or reinvested into additional shares of Series C preferred stock at the shareholder’s option. Such earned participating dividends were to be cumulative from the date first earned until paid or until the respective shares were redeemed by the Company. The Series C preferred stock had no conversion rights and was nonvoting. During 2000, the Company retired 32,000 shares of Series C redeemable convertible preferred stock for its par value ($646,000), and exchanged 489,000 shares of Series C redeemable convertible preferred shares for its par value ($9,783,000) to 489,000 shares of Series E redeemable convertible preferred stock.

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company has Series E redeemable convertible preferred stock. Each share of Series E preferred stock entitles the holder to receive an 8.5% annual dividend payable in cash or reinvested into additional shares of Series E preferred stock at the shareholder’s option. Such earned participating dividends shall be cumulative from the date first earned until paid or until the respective shares are redeemed by the Company. The Series E preferred stock is nonvoting and is convertible into shares of common stock, determined by dividing the par value of the preferred shares by the offering price upon an underwritten public offering of shares of common stock. The shares are redeemable on the tenth anniversary of the issuance of such shares or anytime at the option of the Company.

      Future payments related to the above redeemable preferred stock are as follows: $800,000 in 2002; $400,000 in 2003; and $4,784,000 in 2010.

10.     Shareholders’ Equity

Preferred Stock

      The following summarizes the activity in the Company’s preferred stock accounts:

	Series A		Series B		Series F		Series G
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock

	Number		Number		Number		Number		Total
	of		of		of		of		Preferred
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Stock

Balances, January 1, 1999	161,000	$1,606,000	2,560,000	$25,605,000	—	$—	—	$—	$27,211,000
Exchange of Series A preferred stock to common stock	(161,000)	(1,606,000)	—	—	—	—	—	—	(1,606,000)
Issuance of preferred stock	—	—	386,000	3,857,000	—	—	—	—	3,857,000
Redemption of preferred stock	—	—	(371,000)	(3,716,000)	—	—	—	—	(3,716,000)
Series B preferred stock dividends, $0.41 per share in Series B preferred stock	—	—	113,000	1,128,000	—	—	—	—	1,128,000

Balances, December 31, 1999	—	—	2,688,000	26,874,000	—	—	—	—	26,874,000
Issuance of preferred stock	—	—	611,000	6,114,000	20,000	2,000,000	—	—	8,114,000
Redemption of preferred stock	—	—	(538,000)	(5,380,000)	—	—	—	—	(5,380,000)
Series B preferred stock dividends, $0.29 per share in Series B preferred stock	—	—	85,000	849,000	—	—	—	—	849,000

Balances, December 31, 2000	—	—	2,846,000	28,457,000	20,000	2,000,000	—	—	30,457,000
Issuance of preferred stock	—	—	1,000	5,000	—	—	—	—	5,000
Redemption of preferred stock	—	—	(491,000)	(4,905,000)	—	—	—	—	(4,905,000)
Series B preferred stock dividends, $.46 per share in Series B preferred stock	—	—	128,000	1,280,000	—	—	—	—	1,280,000
Series B preferred stock dividends, $0.09 per share in Series G preferred stock	—	—	—	—	—	—	2,600,000	260,000	260,000

Balances, December 31, 2001	—	$—	2,484,000	$24,837,000	20,000	$2,000,000	2,600,000	$260,000	$27,097,000

      The Company had 161,000 shares of Series A preferred stock outstanding at January 1, 1999, which was voting and paid no dividends. In January 1999, the board of directors approved the exchange of all outstanding shares of the Series A preferred stock for the Company’s common stock at an exchange rate of 1.00 shares of Series A preferred stock to 1.12 share of common stock.

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company also has Series B redeemable convertible preferred stock with a par value of $10 per share. This class of stock is nonvoting and is convertible into shares of common stock determined by dividing the par value of the preferred shares by the offering price upon an underwritten public offering of shares of common stock. This preferred stock has a liquidation preference and redemption price of $10 per share plus the amount of any unpaid earned dividends with respect to such shares. The shares are redeemable at the option of the Company beginning in 1999. Each share of Series B preferred stock entitles the holder to receive a 10% annual dividend payable in cash or reinvested into additional shares of Series B preferred stock at the shareholder’s option. Such earned participating dividends shall be cumulative from the date first earned until paid or until the respective shares are redeemed by the Company or converted into common stock.

      The Company has Series F redeemable preferred stock with a par value of $100 per share. This class of stock is nonvoting and has no conversion rights. This preferred stock has a liquidation preference and redemption price of $100 per share. The Series F stock does not pay dividends and is redeemable at anytime at the option of the Company.

      The Company also has Series G redeemable convertible preferred stock with no par value. This class of stock is nonvoting and is convertible into shares of common stock determined by dividing the par value of the preferred shares by the offering price upon an underwritten public offering of shares of common stock. This preferred stock has a liquidation preference and redemption price of $0.10 per share. The Series G preferred stock does not pay dividends and is redeemable at the option of the Company beginning in 2001.

Stock Option Plan

      In July 2000, the Company adopted the Mobile Storage Group, Inc. 2000 Stock Option Plan (the 2000 Plan). Under the 2000 Plan, options to purchase a maximum of 21,000 shares of the Company’s common stock can be granted to employees and directors. All options under the 2000 Plan are classified as nonqualified. Options granted vest on an accelerated basis if certain performance measures are met; however, if not met, all options granted vest after nine years of service from the grant date. The 2000 Plan is administered by the board of directors, and options have a life of 10 years from the date of grant.

      The Company accounts for its stock-based compensation grants under the intrinsic-value method, whereby no compensation expense is recognized in the financial statements for stock-based employee awards if the exercise price is equal to or greater than the fair value of the Company’s common stock on the date of grant. Under the fair-value accounting method, the fair value of each option granted has been estimated at the date of grant using a minimum value option pricing model using the following assumptions:

	2000	2001

Risk free interest rate range	6.5%	4.5%-5.0%
Expected holding period	9 years	9 years
Dividend rate	0.0%	0.0%

      Under these assumptions, the weighted average fair value of the stock option grants during the years ended December 31, 2000 and 2001 was $178.72 and $343.05, respectively. These amounts are amortized over the vesting period of the options. If the Company had accounted for stock options consistent with the fair-value accounting method, utilizing the assumptions detailed above, the Company’s net income (loss) would have been $(304,000) and $9,733,000 in 2000 and 2001, respectively. The Company’s net income (loss) applicable to common shareholders would have been $(4,009,000) and $6,402,000 in 2000 and

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2001, respectively. Basic and diluted earnings (loss) per share would have been $(22.65) and $35.57, in 2000 and 2001, respectively.

      The following summarizes the activities under the Company’s stock option plan:

	Number		Weighted Average
	of	Exercise Price	Exercise Price
	Shares	Per Share	Per Share

Options outstanding, January 1, 2000	—	—	—
Options granted	10,525	$403.55	$403.55

Options outstanding, December 31, 2000	10,525	$403.55	$403.55
Options granted	3,200	$403.55	$403.55
Options forfeited	(2,250)	$403.55	$403.55

Options outstanding, December 31, 2001	11,475	$403.55	$403.55

Options exercisable, December 31, 2000	—	$403.55	$403.55

Options exercisable, December 31, 2001	—	$403.55	$403.55

      The weighted average remaining contractual life of stock options outstanding as of December 31, 2001 is 9.2 years.

Shares Reserved for Future Issuance

      The following table sets forth the shares reserved for future issuance as of December 31, 2001 related to each outstanding security or obligation to issue a security:

Conversion of preferred stock outstanding	42,227
Stock options outstanding	11,475
Stock options available for grant	9,525

Total shares reserved for future issuance	63,227

Deferred Compensation

      In November 2001, the Company granted stock options to purchase a total of 1,900 shares under the Company’s Plan at an exercise price of $403.55 per share. These stock options vest on an accelerated basis if certain performance measures are met or after nine years of service from the grant date. Upon the granting of these stock options, the Company recorded deferred compensation in the amount of $658,000 for the difference between the exercise price and the deemed fair market value for accounting purposes on the date of grant. The deferred compensation recorded is being amortized over the nine-year vesting period and amortization will be accelerated if any of the grants meet the performance measures for accelerated vesting.

      During 1999 and 2000, the Company approved the award of 59,300 and 44,200 shares, respectively, of Series B preferred stock to certain employees. The shares vest over two years beginning on January 1, 2000. The Series B preferred stock awarded was valued at $10 per share, or $1,035,000, which was determined by management to be the fair market value of the preferred stock at the grant date. The deferred compensation recorded was being amortized over the two-year vesting period, commencing in the year ended December 31, 2000.

      On June 30, 2000, the Company gave each employee the option to sell their Series B preferred stock award back to the Company for common stock at $403.55 per common share, which was determined by

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

management to be the fair market value of the common shares at such date. All employees elected to sell their Series B preferred stock awards back to the Company, at which time the employees became fully vested in their respective common shares. In connection therewith, the Company recorded accelerated compensation expense of $776,000 in the year ended December 31, 2000.

11.     Pension Plan

      The Company sponsors a defined contribution pension plan covering substantially all full-time employees. The defined contribution plan is designed to provide tax deferred retirement benefits to the Company’s employees. The Company does not make matching contributions.

12.     Foreign Operations

      Condensed financial information of the Company’s foreign subsidiaries, the operations of which are principally located in the United Kingdom at December 31, 2000 and 2001, and for each of the two years in the period ended December 31, 2001, before eliminations of intercompany balances and profits, is as follows:

	2000	2001

Assets
Rental equipment, net	$16,718,000	$65,814,000
Goodwill, net	21,710,000	40,595,000
All other assets	6,172,000	22,397,000

	$44,600,000	$128,806,000

Liabilities and stockholder’s equity
Accounts payable	$4,398,000	$5,546,000
Notes payable	15,258,000	9,875,000
Other liabilities	1,938,000	23,804,000
Stockholder’s equity	23,006,000	89,581,000

	$44,600,000	$128,806,000

Total revenues	$7,169,000	$20,437,000
Costs and expenses	6,548,000	18,582,000

Net income	$621,000	$1,855,000

13.     Restructuring Charges

      During the fourth quarter of 2001, the Company recorded a restructuring charge in the amount of $662,000. This charge resulted from the consolidation of the Company’s operations in the United Kingdom subsequent to the acquisition of Raven Hire and relates to restructuring charges of the Company’s preexisting operations in the United Kingdom. As discussed further in Note 2, additional restructuring accruals were recorded in the purchase accounting for the acquisition of Raven Hire based upon the Company’s planned restructuring for Raven Hire personnel and locations upon completion of the acquisition. The restructuring charge recorded consists primarily of $245,000 for severance charges and $417,000 for facility closures. The severance charges related to planned terminations for approximately 74 employees due to redundancies in locations. As of December 31, 2001, the restructuring reserve was $1,820,000, including the amounts recorded in connection with the purchase of Raven Hire. During the

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fourth quarter of 2001, cash outlays were $460,000 in conjunction with the $2,280,000 aggregate restructuring charges and accruals recorded in connection with the Raven Hire acquisition. Management expects the remaining accrual to be fully utilized in 2002. The following table presents the activity in the restructuring accrual account for the year ended December 31, 2001:

		Facility
		Closures
	Severance	and Other	Total

Balance at beginning of period	$—	$—	$—
Charges to expense	245,000	417,000	662,000
Accruals recorded in connection with the acquisition	1,106,000	512,000	1,618,000
Amounts paid	(441,000)	(19,000)	(460,000)

Balance at end of period	$910,000	$910,000	$1,820,000

14.     Company Recapitalization

      In June 2000, the Company completed a recapitalization with an investor group which purchased a total of $50,004,000 of equity of the Company, of which $7,167,000 was purchased from the Company and the remaining balance was used to purchase shares from the Company’s existing shareholders. Additionally, the Company raised $25 million through the issuance of 12% subordinated notes and entered into a $140 million senior credit facility. Proceeds from these fundings were used to repurchase approximately 79,000 shares of its common stock for $31,928,000 and repay outstanding debt.

      As part of the recapitalization, the Company acquired all outstanding shares of Mobile Storage (UK) Limited from the Company’s founders, prepaid certain debt obligations and exchanged, redeemed and repurchased certain shares of the Company’s preferred stock. As a result of the recapitalization, the Company incurred costs of $5,292,000. These costs were primarily comprised of professional and other fees related to the recapitalization and were expensed in the year ended December 31, 2000.

15.     Subsequent Events

      On March 22, 2002, the board of directors approved modifications to the terms of all stock options outstanding under the 2000 Plan. The modifications accelerate the vesting such that these stock options are fully vested and extend the contractual term by six months. As these modifications result in a remeasurement of the grant date, the Company will record a non-cash compensation charge in the first quarter of 2002 in the amount of $8,708,000.

      On March 22, 2002, the board of directors approved a new stock option incentive plan (the 2002 Plan) for the Company. The terms of the plan generally provide for grants with an exercise price of not less than 100% of the fair market value of the common stock as determined by the board of directors on the date of grant. The grants vest on a graded basis, as specified in each option agreement, and terminate no later than 10 years after the date of grant. Each of the Company’s employees and directors are eligible to be considered for the grant of awards under the 2002 Plan. A maximum of 13,049 shares of common stock may be issued under the 2002 Plan. Upon approval of the 2002 Plan, the Company granted stock options from this plan to purchase a total of 7,096 shares at an exercise price of $1,181.70 per share. These stock options vest over a four-year period.

      During March 2002, the Company’s board of directors authorized the filing of a registration statement with the Securities and Exchange Commission relating to an initial public offering of the Company’s common stock.

MOBILE SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Prior to the completion of the initial public offering, the Company will effect a corporate reorganization that establishes a holding company structure. As a result of the reorganization, Mobile Services Group, Inc. (the Company) will become the holding company of Mobile Storage Group, Inc. and its subsidiaries (Mobile Storage), and shareholders of Mobile Storage will become the Company’s shareholders.

      In March 2002, Mobile Storage Group, Inc. completed an exchange offer with holders of its Series B preferred stock and Series G preferred stock and amended certain provisions of its articles of incorporation. As a result of the exchange offer, 57,000 shares of the Company’s Series B preferred stock were exchanged for 57,000 shares of its newly authorized Series H preferred stock, 100,000 shares of its Series B preferred stock were exchanged for 100,000 shares of its newly authorized Series I preferred stock, 197,000 shares of its Series B preferred stock were exchanged for 197,000 shares of its newly authorized Series J preferred stock and 200,000 shares of its Series G preferred stock were exchanged for 200,000 shares of its newly authorized Series K preferred stock. Shares of the Series H preferred stock, Series I preferred stock, Series J preferred stock and Series K preferred stock automatically convert to common stock at various ratios six months and one day after the closing of an initial public offering. Following the completion of an initial public offering these preferred shares will also be entitled to vote, on an as converted basis, with our common stock as a single class.

UNAUDITED PRO FORMA COMBINED

FINANCIAL INFORMATION

       The following unaudited pro forma combined financial information for Mobile Services Group, Inc. (Mobile Services) consists of the Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2001.

      In November 2001, Mobile Services completed its acquisition of Raven Hire for a total purchase price of $64.9 million, paid in cash. Mobile Services financed this acquisition with proceeds received from the sale of investment units comprised of $55 million in aggregate principal amount of 12% subordinated notes and 14,604 shares of common stock and the sale of $20 million of common stock to a group of investors led by the majority shareholder. In connection with the Raven Hire acquisition, Mobile Services also increased the size of its existing senior credit facility by $20 million to $160 million and renegotiated some of the covenants and restrictions in the senior credit facility. The acquisition was accounted for as a purchase and the acquired assets and liabilities were recorded at their estimated fair values on the date of acquisition. The historical financial statements include the operations of Raven Hire from November 1, 2001 through December 31, 2001.

      The Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2001 gives effect to the Raven Hire acquisition as if it had taken place on January 1, 2001.

      The Unaudited Pro Forma Combined Statement of Operations combines Mobile Services’ historical results of operations for the year ended December 31, 2001 with Raven Hire’s historical results for the ten months ended October 31, 2001. The pro forma financial information is not necessarily indicative of what the actual financial results would have been had the transaction taken place on January 1, 2001 and does not purport to indicate the results of future operations.

      The pro forma financial information should be read in conjunction with the related notes included in this document, the audited financial statements and notes of Mobile Services, and the audited financial statements and notes of Raven Hire, included elsewhere in this prospectus.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

	Mobile Services	Raven Hire
	For the Year	For the Ten
	Ended	Months Ended
	December 31,	October 31,
	2001	2001	Adjustments		Total

Revenues:
Rental and rental related revenues	$80,877,000	$23,959,000	$—		$104,836,000
Sales	39,559,000	5,496,000	—		45,055,000

Total revenues	120,436,000	29,455,000	—		149,891,000
Costs and expenses:
Cost of sales	29,776,000	4,286,000	—		34,062,000
Trucking and yard costs	19,264,000	9,006,000	—		28,270,000
Depreciation and amortization	9,495,000	5,877,000	(4,115,000	)(1)
			(684,000	)(2)	10,573,000
Selling, general and administrative expenses	28,268,000	5,717,000	64,000	(3)	34,049,000
Restructuring charges	662,000	—	—		662,000
Management fees to majority shareholder	277,000	—	—		277,000

Income from operations	32,694,000	4,569,000	4,735,000		41,998,000
Other income (expense):
Interest income	23,000	—	—		23,000
Interest expense	(17,032,000)	(1,368,000)	(4,906,000	)(4)	(23,306,000)
Other income	34,000	—	—		34,000

Income before provision for income taxes	15,719,000	3,201,000	(171,000)		18,749,000
Provision for income taxes	5,889,000	1,244,000	(64,000	)(5)	7,069,000

Net income	9,830,000	1,957,000	(107,000)		11,680,000
Dividends on preferred stock	(3,331,000)	—	—		(3,331,000)

Net income applicable to common shareholders	$6,499,000	$1,957,000	$(107,000)		$8,349,000

Basic and diluted earnings per share					$38.63

Shares used in computing basic and diluted earnings per share					216,100

(1)	The pro forma adjustment is to reduce depreciation expense on Raven Hire’s rental fleet to be consistent with our existing depreciation policies adopted upon the acquisition.

(2)	The pro forma adjustment is to eliminate the amortization of historical goodwill recorded by Raven Hire.

(3)	The pro forma adjustment is for amortization of deferred stock compensation associated with stock options granted to Raven Hire employees at below fair market value upon closing of the acquisition.

(4)	The Raven Hire acquisition was funded through the sale of investment units comprised of $55 million in aggregate principal amount of our 12% subordinated notes and approximately 14,604 shares of our common stock and the sale of $20 million of our common stock to a group of investors. The pro forma adjustment includes a full year of interest expense associated with our 12% subordinated notes of approximately $6.3 million reduced by $1.4 million of interest expense recorded by Raven Hire throughout the period because we did not assume any debts of Raven Hire upon acquisition.

(5)	The pro forma adjustment to the provision for income taxes gives effect to the pro forma adjustments to depreciation, amortization of goodwill and deferred compensation and interest expense described above.

RAVEN HIRE LIMITED

AUDITORS’ REPORT TO THE MEMBERS

       We have audited the financial statements on pages F-32 to F-47 which have been prepared under the accounting policies set out on page F-36 and F-37.

Respective responsibilities of directors and auditors

      As described on page F-32 the company’s directors are responsible for the preparation of financial statements, which are required to be prepared in accordance with applicable United Kingdom law and accounting standards. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

      We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board and auditing standards generally accepted in the United States of America. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s and the group’s circumstances, consistently applied and adequately disclosed.

      We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

      In our opinion the financial statements give a true and fair view of the state of affairs of the group as at 30 April 2001 and of the profit of the group for the year ended 30 April 2001 and have been properly prepared in accordance with the Companies Act 1985.

/s/ Deloitte & Touche

Chartered Accountants and

Registered Auditors
1 August 2001

RAVEN HIRE LIMITED

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

       Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the group as at the end of the financial year and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

      The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

RAVEN HIRE LIMITED

CONSOLIDATED BALANCE SHEET

30 April 2001

			2001
	Note	£’000	£’000

FIXED ASSETS
Intangible assets	8	7,994
Tangible assets	9	26,225

			34,219
CURRENT ASSETS
Stocks	10	350
Debtors	11	5,035

		5,385

CREDITORS: amounts falling due within one year
Bank loans and overdrafts	14	1,850
Trade creditors		1,959
Other creditors including taxation and social security	12	500
Other creditors and accruals		1,270
Dividend proposed		46

		5,625

NET CURRENT LIABILITIES			(240)

TOTAL ASSETS LESS CURRENT LIABILITIES			33,979
CREDITORS: amounts falling due after more than one year	13, 14		29,315
PROVISIONS FOR LIABILITIES AND CHARGES	15		3,367

			1,297

CAPITAL AND RESERVES
Called up share capital	16		10
Share premium	17		320
Profit and loss account	17		967

			1,297

EQUITY SHAREHOLDERS’ FUNDS			1,217
NON-EQUITY SHAREHOLDERS’ FUNDS			80

			1,297

These financial statements were approved by the Board of Directors on 1 August 2001

Signed on behalf of the Board of Directors

P L SCHOFIELD

Director

RAVEN HIRE LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year Ended 30 April 2001

			2001
	Note	£’000	£’000

TURNOVER	2		22,132
Profit on sale of fixed assets			633
Other operating income			31

			22,796
Staff costs	3	5,086
Depreciation		4,298
Other operating charges		9,839

			19,223

OPERATING PROFIT	4		3,573
Interest payable and similar charges	5		(3,037)

PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION			536
Tax charge on profit on ordinary activities	6		(317)

PROFIT FOR THE FINANCIAL YEAR			219
Non-equity dividends	7		(49)

Retained profit for the financial year	17		170

All of the activities relate to continuing activities. There are no recognised gains and losses for the current financial year other than as stated in the profit and loss account.

RAVEN HIRE LIMITED

CONSOLIDATED CASH FLOW STATEMENT

Year Ended 30 April 2001

			2001
	Note	£’000	£’000

Net cash inflow from operating activities	24		6,717
Returns on investments and servicing of finance
Interest paid		(2,965)

Net cash outflow from returns on investments and servicing of finance			(2,965)
Capital expenditure and financial investment
Receipts from sale of tangible fixed assets		2,314
Payments to acquire tangible fixed assets		(6,135)

Net cash outflow from capital expenditure and financial investment			(3,821)
Non-equity dividends paid			(29)

Net cash outflow before use of liquid resources and financing			(98)
Financing
New bank loans		2,922
Repayment of borrowings		(1,715)

Net cash inflow from financing			1,207

Increase in cash	25, 26		1,109

RAVEN HIRE LIMITED

NOTES TO THE ACCOUNTS

Year Ended 30 April 2001

1.     Accounting Policies

      The financial statements are prepared in accordance with applicable accounting standards. The particular accounting policies adopted are described below:

Accounting Convention

      The financial statements are prepared under the historical cost convention.

Basis of Consolidation

      The Group financial statements consolidate the financial statements of the company and all its subsidiaries.

Tangible Fixed Assets and Depreciation

      No depreciation is provided on freehold land. On other assets it is provided on cost less estimated residual values over the estimated lives of the assets on a straight line basis. The rates of depreciation are as follows:

Hire fleet	10%
Plant and equipment & fixtures and fittings	20-25%
Motor vehicles & portable offices	25%
Leasehold property	Amortised over the term of the lease or over 50 years whichever is the shorter
Freehold buildings	Over 50 years

      Where it is considered that an impairment has occurred, provision is made in full to write down the assets to their recoverable amount.

Stocks

      Stocks are stated at the lower of cost and net realisable value. Cost represents materials, direct labour and appropriate overheads.

Deferred Taxation

      Deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements to the extent that it is probable that a liability or asset will crystallise in the future.

Leases

      Rental costs under operating leases are charged to profit and loss account in equal annual amounts over the period of the leases.

Pension Costs

      The group contributes to a group personal pension plan. The pension cost charge represents the contributions payable under the terms of the plan.

RAVEN HIRE LIMITED

NOTES TO THE ACCOUNTS (Continued)

1.     Accounting Policies (Continued)

Goodwill

      Goodwill arising on consolidation is capitalised and amortised over its useful economic life, which in the opinion of the directors is 20 years.

2.     Turnover

      Turnover and pre-tax profit represent amounts derived from the provision of goods and services which fall within the company’s ordinary activities after deduction of trade discounts and value added tax.

2001
£’000

Geographical analysis of turnover
United Kingdom	22,132

3.     Information Regarding Directors and Employees

2001
No.

Average number of persons employed:
Production and maintenance	142
Administration	119

261

2001
£’000

The costs incurred in respect of these employees were:
Wages and salaries	4,552
Social security costs	416
Other pension costs	118

5,086

2001
£’000

Directors’ emoluments	215

Aggregate of contributions paid in respect of money purchase pension schemes	19

No.

Number of directors who are members of a money purchase pension scheme	2

£’000

Details in respect of the highest paid director:
Emoluments	122
Contributions paid in respect of money purchase scheme	12

RAVEN HIRE LIMITED

NOTES TO THE ACCOUNTS (Continued)

4.     Operating Profit

2001
£’000

Operating profit is after charging:
Rental of property	523
Hire of plant and machinery	123
Other operating leases	494
Auditors’ remuneration — audit	32
— non audit	6
Depreciation of tangible fixed assets	4,298
Amortisation of goodwill	471

5.     Interest Payable and Similar Charges

2001
£’000

Bank loans and overdraft repayable within five years	3,037

6.     Tax Charge on Profit Ordinary Activities

2001
£’000

UK Corporation tax at 30% on the profit for the year	—
Deferred taxation	329
Adjustment in respect of prior year
Deferred tax	(12)

317

      The tax charge for the year has been increased by approximately £156,000 due to expenditure not allowable for tax purposes.

7.     Non Equity Dividends

2001
£’000

Interim dividend paid: 4 pence per preferred ordinary share	3
Final dividend proposed: 57.5 pence per preferred ordinary share	46
49

RAVEN HIRE LIMITED

NOTES TO THE ACCOUNTS (Continued)

8.     Intangible Fixed Assets

Goodwill
£’000

Cost
At 1 May 2000 and 30 April 2001	9,405

Accumulated amortisation
At 30 April 2000	940
Charge for the year	471

At 30 April 2001	1,411

Net book value
At 30 April 2001	7,994

9.     Tangible Fixed Assets

	Freehold
	Land	Plant	Fixtures
	and	and	and	Hire	Motor
	Buildings	Equipment	Fittings	Fleet	Vehicles	Total
	£’000	£’000	£’000	£’000	£’000	£’000

Cost
At 30 April 2000	1,063	611	168	37,307	151	39,300
Additions	55	39	7	6,034	—	6,135
Disposals	(82)	(68)	—	(3,331)	—	(3,481)
Transfers	25	—		(25)	—	—

At 30 April 2001	1,061	582	175	39,985	151	41,954

Accumulated depreciation
At 30 April 2000	500	457	134	12,048	92	13,231
Provisions	119	82	19	4,060	18	4,298
Disposals	(64)	(66)	—	(1,670)	—	(1,800)
Transfers	7	—	—	(7)	—	—

At 30 April 2001	562	473	153	14,431	110	15,729

Net book value
At 30 April 2001	499	109	22	25,554	41	26,225

10.     Stocks

2001
£’000

Raw materials and consumables	350

      In the opinion of the directors, the replacement cost of stocks is not significantly different from the amounts shown.

RAVEN HIRE LIMITED

NOTES TO THE ACCOUNTS (Continued)

11.     Debtors

2001
£’000

Trade debtors	4,635
Other debtors and prepayments	400

5,035

12.     Other Creditors Including Taxation and Social Security

2001
£’000

This heading includes:
Taxation and social security	500

13.     Creditors: Amounts Falling Due After More Than One Year

2001
£’000

Bank loans	29,315

14.     Borrowings

2001
£’000

Bank loans and overdraft	31,165
Less amounts falling due within one year	1,850

Amounts falling due after more than one year	29,315

Analysis of loan repayments
Bank loans and overdrafts
Within one year and on demand	1,850
Between one and two years	3,497
Between two and five years	12,248
After five years	13,570

31,165

•	Loan of £5,900,000 repayable by instalments. This loan is repayable between 1998 and 2005 and bears interest at 1.875% above LIBOR.

•	Medium term loans totalling £24,970,000 which bear interest at between 1% to 3.5% above LIBOR. These are due for repayment between 2003 and 2008.

RAVEN HIRE LIMITED

NOTES TO THE ACCOUNTS (Continued)

15.     Provisions for Liabilities and Charges

Deferred Taxation

      The amounts of deferred taxation provided and unprovided in the financial statements at 30% are:

		Not
	Provided	Provided
	2001	2001
	£’000	£’000

Capital allowances in excess of depreciation	3,415	—
Other timing differences	(48)	—

	3,367	—

		Charge in
	2000	the Year	2001
	£’000	£’000	£’000

Deferred tax	3,050	317	3,367

16.     Called Up Share Capital

2001
£’000

Authorised, allotted and fully paid:
80,000 preferred ordinary shares of 10 pence each	8
20,000 ordinary shares of 10 pence each	2
10

      The rights attaching to the preferred ordinary shares are as follows:

Ranking of Dividends

      The preferred ordinary shares carry a right to a fixed cumulative preferential dividend of 8% per annum. This dividend accrues on a daily basis and is payable half yearly on 30 April and 30 October.

      The preferred ordinary shares also carry a right to a cumulative participating dividend which is equivalent when there is added thereto the amount of the fixed cumulative preference dividend in respect of the relevant financial year is equal to 3.57% of the net profit for the period commencing 1 May 1999, 7.14% of net profit for the period commencing on 1 May 2000, 10.71% of net profit for the period commencing on 1 May 2001, 14.29% of net profit for the period commencing on 1 May 2002 and 17.14% of the net profit for each financial period thereafter.

      The net profit is the consolidated profit of the Company and its subsidiaries (“Group”).

•	Before any provision is made for the payment of any dividend on any share of any class in the capital of the Company or any of its subsidiaries or before the payment of any other distribution or before the transfer of any sum to the capital or revenue reserves;

•	Before there has been deducted or credited any capital losses or gains arising from transactions outside the ordinary course of business or any extraordinary profits or losses and before writing off any intangible assets or goodwill but after deducting or crediting exceptional items of a trading nature;

RAVEN HIRE LIMITED

NOTES TO THE ACCOUNTS (Continued)

16.     Called Up Share Capital (Continued)

•	After there has been deducted the corporation tax on profits or gains (or any other tax levied upon or measured by reference to profits or gains);

•	After deducting profits or adding back losses as are attributable to shares held in any subsidiary of the company the beneficial owners of which are not members of the Group;

•	After crediting profits or deducting losses as are attributable to shares held by the company or any subsidiary in which any company which is an associated undertaking (within the meaning of Schedule 4A to the Companies Act 1985) of the company or any subsidiary;

•	After deducting the profits or adding back the losses to the extent the same would otherwise be included in the accounts of any member of the Group that became a member during the relevant financial year that are attributable to that portion of the financial year prior to the said member becoming a member of the Group;

•	Before charging any remuneration, benefits in kind, fees, commissions, pension payments or bonuses which exceed the amounts or entitlements specified or provided for in the service agreements or contracts of employment of the persons concerned paid or payable to any directors or employees of the Company or any of its subsidiaries who either are holders of shares in the capital of the company or any of its subsidiaries.

•	Before making any provision for any premium due on any of the bank facilities.

      The participating dividend has to be paid not later than four months after the end of the relevant financial year or, if earlier not later than 14 days after the financial statements of the Company are presented to the Annual General Meeting.

Winding Up of Return of Capital

      In the event of a winding up of repayment of capital, £1 per share will be payable on each preferred ordinary share together with any arrears of dividends calculated to the date of the winding up or return of capital, then £12.50 per share will be payable on each ordinary share. The balance of assets is distributable pari passu amongst the holders of the preferred ordinary shares and ordinary shares.

Voting Rights

      The preferred ordinary shares do not carry any voting rights.

Conversion of Preferred Ordinary Shares

      The holders of the preferred ordinary shares may by notice in writing to the company, served at any time, elect that part or all of the preferred ordinary shares be converted into ordinary share on the basis of one ordinary share for every preferred ordinary share. Any such notice is capable of being revoked by the holders of 75% of the preferred ordinary shares at any time prior to the conversion date.

      Immediately prior to a sale or listing of the company (unless the holders of 75% of preferred ordinary shares give notice in writing to the company) the preferred ordinary shares will be converted into ordinary shares on a one for one basis.

RAVEN HIRE LIMITED

NOTES TO THE ACCOUNTS (Continued)

17.     Reserves

	Share	Profit and
	Premium	Loss
	Account	Account	Total
	£’000	£’000	£’000

Balance at 30 April 2000	320	797	1,117
Profit retained for the year	—	170	170

Balance at 30 April 2001	320	967	1,287

18.     Capital Commitments

	2001	2000
	£’000	£’000

Contracted for but not provided in the financial statements	473	474

19.     Operating Lease Commitments

      In the year to 30 April 2002 the Group has commitments to make payments under operating leases as follows:

	Land &
	Buildings	Other
	£’000	£’000

Leases which expire:
Within one year	122	47
Within 2 to 5 years	137	457
After 5 years	73	—

	332	504

20.     Contingent Liabilities

      There are unlimited cross guarantees by each of the companies within the Raven Hire Limited Group to each other. Total borrowings subject to such guarantees at 30 April 2001 amount to £19,861,000.

21.     Group Companies

		Proportion of Nominal
		Value of Issued Shares
	Description	Held by Ravenstock Tam
Name of Company	of Shares Held	(Holdings) Limited

Ravenstock Tam (Holdings) Limited*	Ordinary shares	—
Ravenstock Tam (Hire) Limited	Ordinary shares	100%
Tudorgrade (Container Repairs) Limited	Ordinary shares	100%
Tam Industrial Services Limited	Ordinary shares	100%

      These companies are registered in England, and incorporated in Great Britain.

RAVEN HIRE LIMITED

NOTES TO THE ACCOUNTS (Continued)

21.     Group Companies (Continued)

      The principal activities of these companies are as follows:

Ravenstock Tam (Holdings) Limited	Intermediate holding company
Ravenstock Tam (Hire) Limited	Hire and sale of portable accommodation and security containers
Tudorgrade (Container Repairs) Limited	Repairs and storage of containers
Tam Industrial Services Limited	Dormant

*	Indicates that this investment is held directly 100% by Raven Hire Limited.

22.     Related Party Transactions

      The company has taken advantage of the exemption included in Financial Reporting Standard No. 8 “Related Party Disclosures” (paragraph 3) not to disclose transactions with entities that are part of the Group or investees of the Group qualifying as related parties.

23.     Reconciliation of Movements in Shareholders’ Funds

2001
£’000

Profit for the financial year	219
Dividends	(49)

Net addition to shareholders’ funds	170
Opening shareholders’ funds	1,127

Closing shareholders’ funds	1,297

24.     Reconciliation of Operating Profit to Net Cash Flow from Operating Activities

2001
£’000

Operating profit	3,573
Depreciation	4,298
Amortisation of goodwill	471
Profit on sale of tangible fixed assets	(633)
Decrease in stocks	46
Decrease in debtors	225
Increase in creditors	(1,263)

Net cash inflow from operating activities	6,717

RAVEN HIRE LIMITED

NOTES TO THE ACCOUNTS (Continued)

25.     Analysis of Net Debt

	At		At
	30 April	Cash	30 April
	2000	Flow	2001
	£’000	£’000	£’000

Cash in hand and at bank	7	(7)	—
Overdraft	(1,577)	1,116	(461)

	(1,570)	1,109	(461)
Debt due within one year	(3,768)	2,379	(1,389)
Debt due after one year	(25,729)	(3,586)	(29,315)

	(31,067)	(98)	(31,165)

26.     Reconciliation of Net Cash Flow to Movement in Net Debt

		2001
	£’000	£’000

Increase in cash in the year	1,109
Cash inflow from increase in debt and lease financing	(1,207)

Change in net debt resulting from cash flows		(98)

Movement in net debt in the year		(98)
Net debt at start of year		(31,067)

Net debt at end of year		(31,165)

27.     Summary of Differences Between UK and US Generally Accepted Accounting Principles

Background

      The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which varies in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The following paragraphs summarise certain differences between UK GAAP and US GAAP that could be significant to the Company’s consolidated profit and loss account, consolidated balance sheet and consolidated cashflow statement. The Company has not prepared consolidated financial statements in accordance with or reconciled to US GAAP and, accordingly, no assurance can be given that the differences described below would result in material differences in the Company’s consolidated financial statements if prepared under or reconciled to US GAAP. In addition, the Company has made no attempt to estimate the net effect that applying US GAAP would have on any component of its consolidated profit and loss account or consolidated balance sheet. However, the effect of such differences may be material individually or in the aggregate. Further, the following summary does not contemplate presentational or future differences in UK GAAP and US GAAP that may arise as a result of changes in Company’s business operations.

(a) Goodwill

      Goodwill arising on consolidation is capitalised and amortised over its useful economic life, which in the opinion of the directors is 20 years. Under UK GAAP, there is a rebuttable presumption that 20 years is the maximum period over which goodwill can be amortised. US GAAP also requires the amortisation of goodwill over the period during which the benefits are expected to arise; the maximum amortisation period, however, is 40 years (refer discussion of Recent Changes in US GAAP below).

RAVEN HIRE LIMITED

NOTES TO THE ACCOUNTS (Continued)

27.	Summary of Differences Between UK and US Generally Accepted Accounting Principles (Continued)

(b) Deferred Income Taxes

      The Company, in accordance with UK GAAP, provides for deferred taxation to the extent an asset or liability is expected to crystallise, with all deferred tax balances being classified as non-current. Under US GAAP pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes” (SFAS 109), income taxes are accounted for under the asset and liability method of accounting whereby deferred tax assets and liabilities are recognised for the future tax consequences attributable to all differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Valuation allowances are established when it is “more likely than not” that some or all of the deferred tax assets will not be realised. Under US GAAP, deferred tax balances are classified based on the balance sheet classification of the underlying asset or liability. Where there is no underlying asset or liability, the classification is based on when the temporary difference is expected to reverse.

(c) Deferred Finance Costs

      UK GAAP prohibits deferred finance costs from being recorded as assets, but instead these costs are presented net with debt. Under US GAAP, debt issue costs are recorded as an asset.

      Under UK GAAP, deferred finance costs are amortised using a straight-line method over the term of the related borrowings. US GAAP requires these costs to be amortised using the “interest” method.

(d) Revenue Classification

      Under UK GAAP, the Company recognises net profit from the sale of fixed assets as a separate line in the profit and loss account. Under US GAAP, the gross revenue recognised from the sale of fixed assets would be recorded in turnover with the related costs of sale recorded in total costs.

Recent Changes in UK GAAP

      In December 2000, the ASB issued FRS 18, “Accounting Policies” (“FRS 18”). FRS 18 overhauls and replaces SSAP 2 “Disclosure of Accounting Policies”. The FRS redefines accounting policies and distinguishes them from estimation techniques for measuring items in the financial statements. There is an explicit requirement for each company to select accounting policies that it judges to be “most appropriate.” FRS 18 is required to be adopted for accounting periods ending on or after 22 June 2001.

      In December 2000, the ASB issued FRS 19, “Deferred Tax,” which replaces SSAP 15 “Accounting for Deferred Tax” and prescribes significant changes to the existing accounting and disclosure for deferred tax. FRS 19 is required to be adopted for accounting periods ending on or after 23 January 2002. FRS 19 requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation, to the extent that it is regarded as more likely than not that they will be recovered. On implementation of FRS 19, a prior period adjustment will be required to reflect the change in basis of accounting for all periods presented.

Recent Changes in US GAAP

      In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognises all derivatives as either assets or liabilities in the statement of financial

RAVEN HIRE LIMITED

NOTES TO THE ACCOUNTS (Continued)

27.	Summary of Differences Between UK and US Generally Accepted Accounting Principles (Continued)

position and measure those instruments at fair value. As amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133”, this statement is effective for all fiscal quarters of fiscal years beginning after 15 June 2000 and, accordingly, the Company would have adopted this statement from 1 May 2001.

      A difference might have resulted from the implementation of SFAS 133. The Company has two derivative instruments, an interest rate swap and an interest rate cap. Under UK GAAP, where a hedge transaction is designated as and continues to be effective as a hedge, exchange gains and losses on this transaction arising up to the date expiration of the derivative are deferred and included in the measurement of the final transaction. These derivatives are treated as off-balance sheet items until the transaction is consummated.

      To qualify for SFAS 133 hedge accounting, derivatives must be specifically designated, with formal documentation, against the risk being hedged at inception of the hedging relationship. The effectiveness of each hedge must be formally evaluated (and any hedge ineffectiveness measured) at least quarterly. As the Company does not report under U.S. GAAP, the detailed designation and rigorous hedge effectiveness testing has not been performed to the requirements of SFAS 133. Consequently, those derivative instruments which are receiving hedge accounting under UK GAAP, may not have qualified for hedge accounting under SFAS 133 upon implementation. In this instance, changes in the fair value of derivatives would have been recognised in earnings as a gain or loss in the period of change.

      SFAS 133 defines the term “derivative” based on distinguishing characteristics present in a contract in contrast to previous practice of defining derivatives based on their name in the market place (i.e., option, swap, forward, future, etc). As a result, SFAS 133 derivative accounting rules may have extended to many types of contracts not previously considered to be derivatives. Consequently, upon the implementation of SFAS 133, the Company may have had additional instruments (whether free-standing or embedded in host contracts) which would have required fair-value accounting recognition.

      In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”), and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). These standards are effective for US GAAP reporting of fiscal years beginning after 15 December 2001, with certain provisions of the standards to be applied beginning 1 July 2001.

      SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and prohibits the use of the pooling-of-interests method after 30 June 2001. UK GAAP currently only permits the use of the purchase method.

      SFAS 142 states that goodwill should not be amortised but tested instead for impairment at the reporting unit level, using a two-step approach, on an annual basis and on an interim basis if an event or circumstance occurs between annual tests that would more-likely-than-not reduce the fair value of the asset.

      In July 2001, the FASB also issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) which is effective for US GAAP reporting of fiscal years beginning after 15 June 2002. Under SFAS 143, an entity is required to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalises the asset retirement cost by increasing the carrying amount of the related asset. Over time, the liability is accreted to its present value each period, and the capitalised cost is amortised over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

RAVEN HIRE LIMITED

UNAUDITED CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

Six Months Ended 31 October 2000 and 2001

		6 Months		6 Months
		Ended		Ended
		31 October		31 October
		2000		2001
	£’000	£’000	£’000	£’000

TURNOVER		11,414		11,504
Profit on sale of fixed assets		312		452
Other operating income		11		11
		11,737		11,967
Staff costs	2,608		2,404
Depreciation	2,149		2,183
Other operating charges	5,029		5,178
		9,786		9,765
OPERATING PROFIT		1,951		2,202
Interest payable and similar charges		(1,522)		(1,533)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		429		669
Tax charge on profit on ordinary activities		(219)		(277)
PROFIT FOR THE FINANCIAL YEAR		210		392
Non-equity dividends		(32)		(3)
Retained profit for the financial year		178		389

All of the activities relate to continuing activities. There are no recognised gains and losses for the current financial period and the previous financial period other than as stated in the profit and loss accounts.

RAVEN HIRE LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

31 October 2001

			2001
	Note	£’000	£’000

FIXED ASSETS
Intangible assets	2	7,762
Tangible assets	3	26,078

			33,840
CURRENT ASSETS
Stocks		358
Debtors		5,329
Cash at bank and in hand		8

		5,695
CREDITORS: amounts falling due within one year		(5,522)

NET CURRENT ASSETS			173

TOTAL ASSETS LESS CURRENT LIABILITIES			34,013
CREDITORS: amounts falling due after more than one year	4		28,898
PROVISIONS FOR LIABILITIES AND CHARGES			3,429

			1,686

CAPITAL AND RESERVES
Called up share capital			10
Share premium			320
Profit and loss account			1,356

			1,686

EQUITY SHAREHOLDERS’ FUNDS			1,606
NON-EQUITY SHAREHOLDERS’ FUNDS			80

			1,686

RAVEN HIRE LIMITED

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Six Months Ended 31 October 2000 and 2001

		6 Months		6 Months
		Ended		Ended
		31 October		31 October
		2000		2001
	£’000	£’000	£’000	£’000

Net cash inflow from operating activities		2,861		3,281
Returns on investments and servicing of finance
Interest paid	(1,522)		(1,533)

Net cash outflow from returns on investments and servicing of finance		(1,522)		(1,533)
Capital expenditure and financial investment
Receipts from sale of tangible fixed assets	41,502		1,717
Payments to acquire tangible fixed assets	(4,164)		(3,301)

Net cash outflow from capital expenditure and financial investment		(2,662)		(1,584)
Non equity dividends paid		(25)		(49)

Net cash (outflow)/inflow before use of liquid resources and financing		(1,348)		115
Financing
Movement on bank loans	2,084		(356)

Net cash (outflow)/inflow from financing		2,084		(356)

Increase/(decrease) in cash		736		(241)

RAVEN HIRE LIMITED

NOTES TO THE UNAUDITED ACCOUNTS

Six Months Ended 31 October 2001

1.     Basis of Preparation and Significant Accounting Policies

      The accompanying consolidated financial statements (hereinafter referred to as the “Interim Financial Statements”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”).

      The Interim Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with UK GAAP have been condensed or omitted. The results of operations for the six-month period ended 31 October 2001 may not necessarily be indicative of the operating results that may be incurred for the entire fiscal year.

      These Interim Financial Statements should be read in conjunction with the Company’s consolidated balance sheet as at April 30, 2001, and the related consolidated profit and loss account and consolidated cash flow statement for the year then ended.

2.     Intangible Fixed Assets

Goodwill
£’000

Cost At 31 October 2001	9,405

Accumulated amortisation At 31 October 2001	1,643

Net book value At 31 October 2001	7,762

3.     Tangible Fixed Assets

	Freehold
	Land	Plant	Fixtures
	and	and	and	Hire	Motor
	Buildings	Equipment	Fittings	Fleet	Vehicles	Total
	£’000	£’000	£’000	£’000	£’000	£’000

Cost at 31 October 2001	1,077	557	174	40,915	109	42,832

Accumulated depreciation at 31 October 2001	605	477	132	15,457	83	16,754

Net book value At 31 October 2001	472	80	42	25,458	26	26,078

4.     Borrowings

31 October
2001
£’000

Bank loans and overdraft	31,005
Less amounts falling due within one year	2,107

Amounts falling due after more than one year	28,898

RAVEN HIRE LIMITED

NOTES TO THE UNAUDITED ACCOUNTS — (Continued)

5.     Related Party Transactions

      The company has taken advantage of the exemption included in Financial Reporting Standard No. 8 “Related Party Disclosures” (paragraph 3) not to disclose transactions with entities that are part of the group or investees of the group qualifying as related parties.

6.     Post Balance Sheet Event

      In November 2001 the whole of the issued share capital of Raven Hire Limited and its subsidiary companies was acquired by Mobile Storage Group, Inc., registered in the state of California in the United States of America.

The inside back cover is a color representation that includes the following:

The top left part of the page reads “Products & Services” in black ink above a solid blue line. The top right part of the page has the Mobile Services Group, Inc. logo, with the name of the company and the motto “The World’s On-Site Services Provider” encircling a schematic representation of a globe. The remainder of the page contains a photograph of each of the following pieces of equipment with the Mobile Storage logo visible:

-	A representative storage container with the caption “Storage Containers” in black ink;

-	A Tunnel-Tainer ® (explained in the Prospectus under “Products and Services”) with the trade mark logo “Tunnel-Tainer®” in red ink;

-	A representative rental portable office with the caption “Portable Offices” in black ink;

-	A representative storage container with custom modifications in the form of three roll-up doors with the caption “Custom Modifications” in black ink; and

-	A road trailer that can be used for storage with the caption “Road and Storage Trailers” in black ink.

LOGO

                            Shares

Common Stock

PROSPECTUS

                        , 2002

LEHMAN BROTHERS

CREDIT SUISSE FIRST BOSTON

A.G. EDWARDS & SONS, INC.

PART II

Item 13.     Other Expenses of Issuance and Distribution.

      The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the registrant. All amounts are estimates, other than the registration fee and the NASD fee.

SEC registration fee		$13,225
NASD filing fee		$14,875
Nasdaq National Market listing fee		$100,000
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing and engraving expenses	$	*
Transfer agent fees and expenses	$	*
Blue sky fees and expenses	$	*
Miscellaneous fees and expenses	$	*

Total	$	*

*	To be supplied by amendment.

Item 14.     Indemnification of Directors and Officers.

California Provisions

      Our Articles of Incorporation limit, to the fullest extent permitted by California law, our directors’ personal liability for monetary damages for breach of fiduciary duty. This limitation, however, does not eliminate injunctions and other equitable remedies available to our shareholders for a director’s violation of his fiduciary duty to us or our shareholders. Nor does it affect a director’s responsibility under any other laws, such as the federal or state securities laws.

      Section 317 of the CCC authorizes a corporation’s board of directors to indemnify directors and officers, who are made parties to any proceeding (with certain exceptions) by being the corporation’s agent, against expenses, judgments, fines and other amounts incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in the best interests of the corporation. Although the validity and scope of the legislation underlying Section 317 has not yet been interpreted to any significant extent by the California courts, Section 317 may relieve directors of monetary liability to us for grossly negligent conduct, including conduct in situations involving attempted takeovers of our company.

      Section 204 of the CCC provides, however, that this limitation on liability has no effect on a director’s liability for the following items:

•	acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

•	acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director;

•	any transaction from which a director derived an improper personal benefit;

•	acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to the corporation or its shareholders;

•	acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders;

•	contracts or transactions between the corporation and a director within the scope of Section 310 of the CCC; or

•	improper dividends, loans and guarantees under Section 316 of the CCC.

      Our Articles of Incorporation and Bylaws authorize us to indemnify our officers, directors, employees and other agents to the maximum extent permitted by California law. Our Bylaws further authorize us to purchase insurance on behalf of any person who we are required or permitted to indemnify. We have entered into indemnity agreements with all of our directors and officers, and we currently maintain directors’ and officers’ liability insurance generally insuring them against any claim asserted against them in their capacities as our directors or officers. The indemnity agreements, along with our Articles of Incorporation and Bylaws, may require us, among other things, to indemnify our directors or officers for liability other than that resulting from willful misconduct of a culpable nature, and advance expenses to them as expenses are incurred, provided that they undertake to repay the amount advanced if a court ultimately determines that they are not entitled to indemnification. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and officers.

      At the present time, there is no pending litigation or proceeding involving any of our director, officer, employee or agent in which indemnification by us will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Delaware Provisions after Our Reincorporation to Delaware

      When we reincorporate to Delaware, our charter and bylaws will be subject to the limitations provided by Delaware law rather than those under California law.

      Section 102 of the DGCL, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

      Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by us or in the right of our company) by reason of the fact that the person is or was our director, officer, agent or employee or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (a) if the person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if the person acted in good faith and in a manner he reasonably believed to be in our best interest, or not opposed to our best interest, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by us or in the right of our company as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in these actions no indemnification will be made in the event of any adjudication of negligence or misconduct in the performance of his duties to us, unless the court believes that in light of all the circumstances indemnification should apply.

      Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for these actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to these actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

      The certificate of incorporation that will become our charter after we reincorporate to Delaware includes a provision eliminating the personal liability of each of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under the section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

      Similarly, the bylaws that will become our bylaws after we reincorporate to Delaware will provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by Delaware law;

•	we will advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law;

•	we may obtain directors’ and officers’ liability insurance to insure our directors and officers against any claim asserted against them in their capacities as our directors and officers; and

•	we may indemnify our other employees and agents to the same extent that we indemnify our officers and directors.

      The indemnification provisions contained in the Delaware charter and bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

      Following our reincorporation to Delaware, we will continue to maintain insurance to protect our directors and officers against any expense, liability or loss suffered or incurred by them in their capacities as our directors or officers. In addition, we will be a party to an indemnification agreement with each of our directors and officers. The agreement will, among other things, indemnify the director or officer for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of the person’s services as our director or officer or as a director, officer, employee or agent of another entity at our request.

Item 15.     Recent Sales of Unregistered Securities.

      For purposes of this Item 15 only, “we,” “us,” and “our” refer to Mobile Storage, which will become a wholly owned subsidiary of the registrant after a merger involving Mobile Storage and the registrant. The merger will be completed prior to the commencement of this offering.(†) In addition, the share numbers set forth below reflect the conversion, as a result of the merger, of each share of the common stock of Mobile Storage into                      shares of the common stock of the registrant. Unless otherwise indicated, all transactions described below were effected in reliance on an exemption from registration provided by Section 4(2) under the Securities Act of 1933, as amended, on the basis that the transactions did not involve a public offering.

† The merger between Mobile Storage and the registrant will be effected in accordance with Section 1110(a) of the CCC, by a plan of merger adopted and approved by the board of directors of Mobile Storage and without a vote of the shareholders of Mobile Storage. The registrant’s board of directors has approved the plan of merger.

      We have sold the following securities in the first quarter of 2002 and in the past three years:

First Quarter of 2002:

•	In March 2002, we exchanged, on a share-for-share basis:

•	57,029 shares of Series H Preferred Stock for 57,029 shares of Series B Preferred Stock held by 7 holders of our Series B Preferred Stock;

•	100,227 shares of Series I Preferred Stock for 100,227 shares of Series B Preferred Stock held by 28 holders of our Series B Preferred Stock;

•	196,673 shares of Series J Preferred Stock for 196,673 shares of Series B Preferred Stock held by 31 holders of our Series B Preferred Stock; and

•	199,557 shares of Series K Preferred Stock for 199,557 shares of Series G Preferred Stock held by 53 holders of our Series G Preferred Stock;

      We issued shares of the Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock without registration in reliance on Section 3(a)(9) of the Securities Act.

•	In March 2002, pursuant to our 2002 Stock Incentive Plan, we issued options to purchase 7,096 shares of common stock to 58 employees. We issued these options without registration in reliance on Rule 701 promulgated under the Securities Act.

Fiscal Year Ended 2001:

•	In December 2001, we sold 500 shares of Series B Preferred Stock sold to an employee for an aggregate consideration of $5,000.

•	In connection with our acquisition of Raven Hire in November 2001, we issued the following securities:

•	investment units comprised of $55 million in aggregate principal amount of 12% subordinated, unsecured notes due 2010 and 14,604 shares of our common stock. The subordinated, unsecured notes were sold to five financial institutions and their affiliates, who are members of two Delaware limited liability companies. Shares of our common stock were sold to the limited liability companies for the benefit of their members; and

•	26,667 shares of our common stock, representing an aggregate value of $20 million, to the limited liability companies referenced above for the benefit of their selected members.

•	Pursuant to our 2000 Stock Option Plan, we issued options to purchase 3,150 shares of common stock to 28 employees in 2001. We issued these options without registration in reliance on Rule 701 promulgated under the Securities Act.

•	In May 2001, we issued 823 shares of Series E Preferred Stock, representing an aggregate value of $16,468, to an investor for his services in connection with our acquisitions.

•	In April 2001, we issued 45,000 shares of Series E Preferred Stock, representing an aggregate value of $900,000, to an investor in connection with our acquisition of H&L Sales Company.

•	In April 2001, we issued 17,881 shares of Series E Preferred Stock, representing an aggregate value of $357,620, to an investor in connection with our acquisition of Orbital Container Hire Ltd., in reliance on Regulation S promulgated under the Securities Act.

•	In January 2001, we:

•	sold 375 shares of common stock for an aggregate consideration of $151,331.25 to two directors; and

•	issued 3,494 shares of common stock to 45 holders of Series B Preferred Stock as consideration for our repurchase of 141,000 shares of Series B Preferred Stock from these holders.

•	In 2001, we sold 128,000.972 shares of Series B Preferred Stock to 53 holders of Series B Preferred Stock who elected to re-invest their quarterly cash dividends in additional shares of our Series B Preferred Stock. In 2001, these holders re-invested an aggregate sum of $1,280,009.72 in shares of our Series B Preferred Stock.

•	In 2001, we sold 2,879 shares of Series E Preferred Stock to four holders of Series E Preferred Stock who elected to re-invest their quarterly cash dividends in additional shares of our Series E Preferred Stock. In 2001, these holders re-invested an aggregate sum of $57,585.30 in shares of our Series E Preferred Stock.

Fiscal Year Ended 2000:

•	Between February and December 2000, we sold 25,653 shares of Series B Preferred Stock to 14 employees for an aggregate consideration of $256,530.

•	In December 2000, we:

•	sold 1,786 shares of common stock to four directors and employees for an aggregate consideration of $720,740; and

•	issued 330 shares of common stock to a holder of Series E Preferred Stock as consideration for our repurchase of 6,659 shares of Series E Preferred Stock from such holder.

•	In October 2000, pursuant to our 2000 Stock Option Plan, we issued options to purchase 8,275 shares of common stock to 47 employees. We issued these options without registration in reliance on Rule 701 promulgated under the Securities Act.

•	In September 2000, we issued 345,666 shares of Series E Preferred Stock to 19 holders of our Series C Preferred Stock in exchange, on a share-for-share basis, for their Series C Preferred Stock. We issued these shares of Series E Preferred Stock without registration in reliance on Section 3(a)(9) of the Securities Act.

•	In August 2000, we issued 20,000 shares of Series F Preferred Stock, representing an aggregate value of $2,000,000, to 2 persons in connection with our acquisition of EZ Way.

•	In July 2000, we issued 7,500 shares of Series E Preferred Stock, representing an aggregate value of $150,000, to 3 persons in connection with our acquisition of ABC Portable Storage.

•	In June 2000, in connection with our 2000 recapitalization, we issued the following securities:

•	17,750 shares of common stock to three entities for an aggregate consideration of approximately $7.16 million;

•	$25 million in principal amount of 12% subordinated, unsecured notes due 2010 to two financial institutions;

•	6,881 shares of our common stock to an entity pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of April 3, 2000, among Windward Capital Partners II, L.P., Windward Capital LP II, LLC, Windward/ MSG Co-Invest, LLC, Windward Acquisition/ MS, LLC, Mobile Storage Group, Inc. and shareholders of Mobile Storage Group, Inc., who are signatories thereto; and

•	28,001 shares of common stock, representing an aggregate value of approximately $11.3 million, to Mr. Valenta and Mr. Robertson in connection with our acquisition of MSUK.

•	In January 2000, we issued 22,500 shares of Series C Preferred Stock, representing an aggregate value of $450,000, to four persons in connection with our acquisitions of two portable storage businesses in the U.S. (Trailer Rental Co. and E&M Trailer Rental, Inc.).

•	Between March and May 2000, we issued 131,954.5 shares of Series C Preferred Stock, representing an aggregate value of $2,639,090, to 22 persons in connection with our acquisitions of five portable storage businesses in the U.K. (Container Sales & Hire, Ltd., Astro Space, Ltd., Combined Container Agencies, Ltd., Container Hire Ltd. and Celtic Plant Ltd.), in each case in reliance on Regulation S promulgated under the Securities Act.

•	In March 2000, we issued 1,590 shares of Series C Preferred Stock, representing an aggregate value of $31,800, to an investor for his services in connection with our acquisition of Astro Space, Ltd.

•	In January 2000, we issued 48,700 shares of Series B Preferred Stock, representing an aggregate value of $487,000, to 42 employees as end-of-the-year bonuses.

•	In 2000, we sold 521,391.44 shares of Series B Preferred Stock to a holder of Series B Preferred Stock for an aggregate consideration of $5,213,914.44.

•	In 2000, we sold 84,931.663 shares of Series B Preferred Stock to 94 holders of Series B Preferred Stock who elected to re-invest their quarterly cash dividends in additional shares of our Series B Preferred Stock. In 2000, these holders re-invested an aggregate sum of $849,316.63 in shares of our Series B Preferred Stock.

•	In 2000, we sold 1,634 shares of Series E Preferred Stock to four holders of Series E Preferred Stock who elected to re-invest their quarterly cash dividends in additional shares of our Series E Preferred Stock. In 2000, these holders re-invested an aggregate sum of $32,681.89 in shares of our Series E Preferred Stock.

Fiscal Year Ended 1999:

•	In May 1999 and November 1999, we sold an aggregate of 8,304.82 shares of Series C Preferred Stock to an employee for an aggregate consideration of $166,096.40.

•	In June 1999, we issued 300,000 shares of our Series C Preferred Stock, representing an aggregate value of $6,000,000, in connection with our purchase of a property damage insurance policy and a related covenant not-to-compete from our insurance carrier, Hanseatic Insurance Company.

•	Between February and June 1999, we issued 181,250 shares of our Series C Preferred Stock, representing an aggregate value of $3,625,000, to 5 persons in connection with our acquisition of five portable storage businesses: M.A.J. Leasing, Inc., National Security Containers LLC (TEP-98 L.P.), A-One Trailers, Inc., Evans Sales, Inc. and Seaport Containers, Inc.

•	In January 1999, we issued 180,000 shares of common stock, representing an aggregate value of $1,606,000, to three shareholders in exchange for 160,560.10 shares of Series A Preferred Stock owned by these holders, in reliance on Section 3(a)(9) of the Securities Act.

•	In 1999, we sold 174,792 shares of Series B Preferred Stock to a holder of Series B Preferred Stock for an aggregate consideration of $1,747,918.

•	In 1999, we sold 112,824.317 shares of Series B Preferred Stock to 77 holders of Series B Preferred Stock who elected to re-invest their quarterly cash dividends in additional shares of our Series B Preferred Stock. In 1999, these holders re-invested an aggregate sum of $1,128,243.17 in shares of our Series B Preferred Stock.

•	In 1999, we sold 3,705 shares of Series C Preferred Stock to a holder of Series C Preferred Stock who elected to re-invest its quarterly cash dividends in additional shares of our Series C Preferred Stock. In 1999, the holder re-invested an aggregate sum of $74,094.22 in shares of our Series C Preferred Stock.

Item 16.     Exhibits and Financial Statement Schedules.

      a.     Exhibits

Exhibit
Number	Description

1.0	Form of Underwriting Agreement.*
2.1	Amended and Restated Agreement and Plan of Merger, dated as of April 3, 2000, by and among Windward Capital Partners II, L.P., Windward Capital LP II, LLC, Windward/ MSG Co-Invest, LLC, Windward Acquisition/ MS, LLC, Mobile Storage Group, Inc. and shareholder signatories thereto.
2.2	Share Purchase Agreement, dated June 30, 2000, among Mobile Storage Group, Inc., Mobile Storage (U.K.) Limited and the Shareholders of Mobile Storage (U.K.) Limited.
2.3	Agreement and Plan of Merger, by and among Mobile Services Group, Inc., a California corporation, Mobile Storage Group, Inc., a California corporation, and MSGI Acquisition Corporation, a California corporation.*
2.4	Agreement and Plan of Merger by and between Mobile Services Group, Inc., a California corporation and Mobile Services Group, Inc., a Delaware corporation.*
3.1	Certificate of Incorporation of Mobile Services Group Inc., a California corporation.*
3.2	By-Laws of Mobile Services Group Inc., a California corporation.*
3.3	Certificate of Incorporation of Mobile Services Group Inc., a Delaware corporation.*
3.4	By-Laws of Mobile Services Group Inc., a Delaware corporation.*
3.5	Specimen of stock certificate for common stock.*
4.1	Shareholders Agreement, dated as of April 4, 2000, among Mobile Storage Group, Inc., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, Windward/ MSG Co-Invest, LLC and shareholder signatories thereto.
4.2	Amendment No. 1 to Shareholders Agreement, dated as of November 13, 2001, by and among Mobile Storage Group, Inc., Windward Capital Partners II, L.P. and shareholder signatories thereto.
4.3	Form of Assignment and Assumption Agreement, dated as of , 2002, by and among Mobile Storage Group, Inc. and Mobile Services Group, Inc.
4.4	Shareholder Agreement Joinder, dated as of November 13, 2001, between Mobile Storage Group, Inc. and Windward/ MSG Co-Invest II, LLC.
4.5	Joinder to Shareholders Agreement, entered into on January 4, 2001, between Mobile Storage Group, Inc. and Kevin Mellifont.*
4.6	Schedule identifying identical agreements to Joinder to Shareholders Agreement constituting Exhibit 4.4 hereto.*
4.7	Amended and Restated Subordinated Note Agreement, dated as of November 13, 2001, among Mobile Storage Group, Inc., The Northwestern Mutual Life Insurance Company, Capital d’Amerique CDPQ Inc., John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, Investors Partner Life Insurance Company, Signature 5 L.P. and New York Life Insurance Company.
4.8	Form of 12% Subordinated Note Due 2010.
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, related to the shares of common stock being sold in the initial public offering.*
10.1	Amended and Restated Credit Agreement, dated as of November 13, 2001, among Mobile Storage Group, Inc., Mobile Storage (U.K.) Limited, The Bank of Nova Scotia, Union Bank of California, N.A. and PNC Bank, National Association.
10.2	Management Agreement, dated June 30, 2000, between Windward Capital Management, LLC and Mobile Storage Group, Inc.
10.3	Amended and Restated Agreement, executed on June 25, 2001, by and between Mobile Storage Group, Inc. and Textainer Equipment Management (U.S.) Limited.†

Exhibit
Number	Description

10.4	Amendment to Agreement, made as of February 19, 2002, by and between Mobile Storage Group, Inc. and Textainer Equipment Management (U.S.) Limited.†
10.5	Purchase Agreement, dated as of July 31, 2001, by and between Mobile Storage Group, Inc. and Textainer Equipment Management (U.S.) Limited.†
10.6	Employment Agreement of Ronald Valenta, dated June 30, 2000.
10.7	Employment Agreement of James Robertson, dated June 30, 2000.
10.8	Employment Agreement of Kevin M. Mellifont, dated June 30, 2000.
10.10	Form of Officer and Director Indemnification Agreement.
10.11	2000 Stock Option Plan.
10.12	2002 Stock Incentive Plan.*
10.13	Key Executive Long Term Incentive Bonus Plan*
21.1	List of Subsidiaries.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of Deloitte & Touche, Independent Auditors.
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in Exhibit 5.1).*
24.1	Power of Attorney (included on signature page of the Registration Statement).
99.1	Indemnity and Pledge Agreement, dated as of April 4, 2000, among E. Geoffrey Griffiths, Mobile Storage Group, Inc. and Windward Capital Partners II, L.P.

*	To be filed by amendment.

†	We sought confidential treatment from the Securities and Exchange Commission for selected portions of this exhibit. The omitted portions were separately filed with the Securities and Exchange Commission.

      b.     Financial Statement Schedule

      Independent Auditors’ Report and Schedule of Valuation and Qualifying Accounts.

Item 17.     Undertakings.

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertake that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1)

or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of La Crescenta, California, on March 22, 2002.

MOBILE SERVICES GROUP, INC.

By:	/s/ RONALD VALENTA*

Name: Ronald Valenta
Title: President and Chief Executive Officer

POWER OF ATTORNEY

       Each person whose signature appears below hereby constitutes and appoints Ronald Valenta, James Robertson and Christopher Wilson and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all (1) amendments (including post-effective amendments) and additions to this Registration Statement and (2) Registration Statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Title	Date

/s/ RONALD VALENTA Ronald Valenta	Chairman of the Board, President (Principal Executive Officer)	March 22, 2002
/s/ JAMES ROBERTSON James Robertson	Executive Vice President, Interim Chief Financial Officer, Director (Principal Accounting Officer)	March 22, 2002
/s/ KEVIN MELLIFONT Kevin Mellifont	Chief Operating Officer	March 22, 2002
/s/ CHRISTOPHER WILSON Christopher Wilson	General Counsel	March 22, 2002
/s/ RONALD HAVNER, JR. Ronald Havner, Jr.	Director	March 22, 2002
Peter Macdonald	Director	March , 2002

	Title	Date

James Hunt	Director	March , 2002
/s/ MARK MONACO Mark Monaco	Director	March 22, 2002
/s/ DONALD MCKAY Donald McKay	Director	March 22, 2002
*By: /s/ JAMES ROBERTSON	Attorney-in-Fact	March 22, 2002

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders

Mobile Services Group, Inc.

      We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Mobile Services Group, Inc. and subsidiaries included in this Registration Statement (Form S-1) and have issued our report dated February 25, 2002, except as to Note 15, as to which the date is                     , 2002.

      Our audit also included the financial statement schedule of Mobile Services Group, Inc. listed in Item 16b. The schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on the schedule based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Woodland Hills, California

                    , 2002

      The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 15 to the financial statements.

/s/ ERNST & YOUNG LLP

Woodland Hills, California

March 22, 2002

SCHEDULE II

MOBILE SERVICES GROUP, INC.

VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at	Charged to		Balance at
	Beginning	Costs and		End of
Allowance for Doubtful Accounts at	of Period	Expenses	Deductions	Period

December 31, 1999	$629,000	$700,000	$323,000	$1,006,000
December 31, 2000	1,006,000	400,000	925,000	481,000
December 31, 2001	481,000	436,000	266,000	651,000

EXHIBIT INDEX

Exhibit
Number	Description

1.0	Form of Underwriting Agreement.*
2.1	Amended and Restated Agreement and Plan of Merger, dated as of April 3, 2000, by and among Windward Capital Partners II, L.P., Windward Capital LP II, LLC, Windward/MSG Co-Invest, LLC, Windward Acquisition/MS, LLC, Mobile Storage Group, Inc. and shareholder signatories thereto.
2.2	Share Purchase Agreement, dated June 30, 2000, among Mobile Storage Group, Inc., Mobile Storage (U.K.) Limited and the Shareholders of Mobile Storage (U.K.) Limited.
2.3	Agreement and Plan of Merger by and among Mobile Services Group, Inc., a California corporation, Mobile Storage Group, Inc., a California corporation, and MSGI Acquisition Corporation, a California corporation.*
2.4	Agreement and Plan of Merger by and between Mobile Services Group, Inc., a California corporation and Mobile Services Group, Inc., a Delaware corporation.*
3.1	Certificate of Incorporation of Mobile Services Group Inc., a California corporation.*
3.2	By-Laws of Mobile Services Group Inc., a California corporation.*
3.3	Certificate of Incorporation of Mobile Services Group Inc., a Delaware corporation.*
3.4	By-Laws of Mobile Services Group Inc., a Delaware corporation.*
3.5	Specimen of stock certificate for common stock.*
4.1	Shareholders Agreement, dated as of April 4, 2000, among Mobile Storage Group, Inc., Windward Capital Partners II, L.P., Windward Capital LP II, LLC, Windward/MSG Co-Invest, LLC and shareholder signatories thereto.
4.2	Amendment No. 1 to Shareholders Agreement, dated as of November 13, 2001, by and among Mobile Storage Group, Inc., Windward Capital Partners II, L.P. and shareholder signatories thereto.
4.3	Form of Assignment and Assumption Agreement, dated as of , 2002, by and among Mobile Storage Group, Inc. and Mobile Services Group, Inc.
4.4	Shareholder Agreement Joinder, dated as of November 13, 2001, between Mobile Storage Group, Inc. and Windward/MSG Co-Invest II, LLC.
4.5	Joinder to Shareholders Agreement, entered into on January 4, 2001, between Mobile Storage Group, Inc. and Kevin Mellifont.*
4.6	Schedule identifying identical agreements to Joinder to Shareholders Agreement constituting Exhibit 4.4 hereto.*
4.7	Amended and Restated Subordinated Note Agreement, dated as of November 13, 2001, among Mobile Storage Group, Inc., The Northwestern Mutual Life Insurance Company, Capital d’Amerique CDPQ Inc., John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, Investors Partner Life Insurance Company, Signature 5 L.P. and New York Life Insurance Company.
4.8	Form of 12% Subordinated Note Due 2010.
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, related to the shares of common stock being sold in the initial public offering.*
10.1	Amended and Restated Credit Agreement, dated as of November 13, 2001, among Mobile Storage Group, Inc., Mobile Storage (U.K.) Limited, The Bank of Nova Scotia, Union Bank of California, N.A. and PNC Bank, National Association.
10.2	Management Agreement, dated June 30, 2000, between Windward Capital Management, LLC and Mobile Storage Group, Inc.
10.3	Amended and Restated Agreement, executed on June 25, 2001, by and between Mobile Storage Group, Inc. and Textainer Equipment Management (U.S.) Limited.†
10.4	Amendment to Agreement, made as of February 19, 2002, by and between Mobile Storage Group, Inc. and Textainer Equipment Management (U.S.) Limited.†

Exhibit
Number	Description

10.5	Purchase Agreement, dated as of July 31, 2001, by and between Mobile Storage Group, Inc. and Textainer Equipment Management (U.S.) Limited.†
10.6	Employment Agreement of Ronald Valenta, dated June 30, 2000.
10.7	Employment Agreement of James Robertson, dated June 30, 2000.
10.8	Employment Agreement of Kevin M. Mellifont, dated June 30, 2000.
10.10	Form of Officer and Director Indemnification Agreement.
10.11	2000 Stock Option Plan.
10.12	2002 Stock Incentive Plan.*
10.13	Key Executive Long Term Bonus Plan*
21.1	List of Subsidiaries.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of Deloitte & Touche, Independent Auditors.
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in Exhibit 5.1).*
24.1	Power of Attorney (included on signature page of the Registration Statement).
99.1	Indemnity and Pledge Agreement, dated as of April 4, 2000, among E. Geoffrey Griffiths, Mobile Storage Group, Inc. and Windward Capital Partners II, L.P.

*	To be filed by amendment.

†	We sought confidential treatment from the Securities and Exchange Commission for selected portions of this exhibit. The omitted portions were separately filed with the Securities and Exchange Commission.